Management

proxy circular

Canada’s most international bank

Annual and special

meeting of shareholders

April 9, 2015

YOUR VOTE IS IMPORTANT

Please take some time to read this management proxy

circular for important information about the business

of the meeting and to learn more about Scotiabank.

Scotiabank welcomed its first customers

over 180 years ago.

Now we have more than 21 million

customers in over 55 countries and we

are Canada’s most international bank.

Notice of annual and special

meeting of common shareholders

of The Bank of Nova Scotia

WHEN	WHERE

Thursday, April 9, 2015	Shaw Centre
9:30 a.m. (local time)	55 Colonel By Drive
Ottawa, Ontario K1N 9J2

AT THE MEETING YOU WILL BE ASKED TO:

1.	Receive our financial statements for the year ended October 31, 2014 and the auditors’ report on the statements
2.	Elect directors
3.	Appoint auditors
4.	Confirm, by special resolution, an amendment to By-law No. 1 regarding directors’ compensation (see the management proxy circular for the special resolution)
5.	Confirm administrative amendments to By-law No. 1 (see the management proxy circular for the ordinary resolution)
6.	Vote on an advisory resolution on our approach to executive compensation
7.	Vote on the shareholder proposals set out in Appendix A to the management proxy circular
8.	Consider any other business that may properly come before the meeting

You can read about each item of business beginning on page 4 of the management proxy circular, which describes the meeting, who can vote and how to vote.

Holders of common shares on February 10, 2015, the record date, are eligible to vote at the meeting (subject to Bank Act (Canada) restrictions). There were 1,209,613,110 common shares outstanding on this date.

By order of the board,

Deborah M. Alexander

Executive Vice President, General Counsel and Secretary

Toronto, Ontario, Canada

February 10, 2015

YOUR VOTE IS

IMPORTANT

As a Scotiabank shareholder, it is important to vote your shares at the upcoming meeting. Detailed voting instructions for registered and non- registered shareholders begin on page 8 of the management proxy circular.

If you cannot attend the meeting, you should complete, sign and return your proxy or voting instruction form to vote your shares. Your vote must be received by our transfer agent, Computershare Trust Company of Canada, by 5 p.m. (Eastern) on April 8, 2015.

We will have live coverage of the meeting on the investor relations section of our website (www.scotiabank.com).

Welcome to our 183rd shareholder meeting	Thomas O’Neill Chairman of Scotiabank’s Board of Directors Brian Porter President and Chief Executive Officer

Dear fellow shareholders,

Please join us at Scotiabank’s annual and special meeting in Ottawa on April 9, 2015. We will be covering several important items of business, so please take some time to read this management proxy circular and vote your shares.

FOCUS ON SHAREHOLDER VALUE

Your board and management worked hard this year as the bank increased its focus on customers, leadership and being better organized to serve customers, while reducing structural costs. These are important steps to becoming an even better bank because they drive stronger growth and have the greatest impact on shareholder value.

EFFECTIVE GOVERNANCE

Effective governance plays a critical role in the proper functioning of the banking sector and the global economy. The World Economic Forum continues to recognize Canada’s banks as the soundest in the world, a recognition that we take seriously.

Good governance also underpins strong corporate performance – you can read about the bank’s 2014 performance and how that affected decisions on executive pay beginning on page 41.

STRONG LEADERSHIP

Strong leadership is key to building on our solid foundation, and this year we re-shaped our management team to make sure the bank has the right people in the right positions to lead our future growth. We also affirmed our commitment to diversity by enhancing our leadership pool.

We believe that a strong board must be independent and have the right balance of qualified people by gender, age, background and geography. More than 30% of this year’s nominated directors are women.

We welcome two new directors who add tremendous value: Nora Aufreiter has extensive industry knowledge acquired through a long career in international management consulting with consumer-facing industries, and William Fatt brings extensive international, finance, investment and capital markets experience. C.J. Chen, David Dodge and John Kerr are retiring from the board after many years of valuable service. The board and the bank have greatly benefited from their service as directors, and we thank C.J., David and John for their contributions and insights.

MOVING AHEAD

The board and management are excited about Scotiabank’s future and we thank you, our shareholders, for your confidence and continued support.

We look forward to seeing you at our meeting on April 9.

Management proxy circular	1

What’s inside

2	Scotiabank

Management proxy circular

You have received this management proxy circular because you owned Scotiabank common shares as of the close of business on February 10, 2015 (the record date), and are entitled to vote at our annual and special meeting.

1 ABOUT THE MEETING Read about the items of business and how to vote your shares

Management is soliciting your proxy for the shareholder meeting on April 9, 2015.

This document tells you about the meeting, governance and executive compensation at Scotiabank. We have organized it into three sections to make it easy to find what you are looking for, and to help you vote with confidence.

We pay the cost of proxy solicitation for all registered and non-registered shareholders. We are soliciting proxies mainly by mail, but you may also be contacted by phone or in person by employees of Scotiabank or Computershare Trust Company of Canada, our transfer agent. We may also engage solicitation agents at a nominal cost.

Unless indicated otherwise, information in this management proxy circular (circular) is as of February 5, 2015 and all dollar amounts are in Canadian dollars.

In this document: • we, us, our, the bank and Scotiabank mean The Bank of Nova Scotia • you and your mean holders of our common shares • common shares and shares mean the bank’s common shares	2 GOVERNANCE Learn about our governance practices and our board

3 EXECUTIVE COMPENSATION Find out what we paid our senior executives for 2014 and why

FOR MORE INFORMATION

You can find financial information about Scotiabank in our 2014 financial statements and management’s discussion and analysis (MD&A). Financial information and other information about Scotiabank, including our annual information form (AIF) and quarterly financial statements are available on our website (www.scotiabank.com), SEDAR (www.sedar.com), or on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov).

Copies of these documents, this circular and any document incorporated by reference, are available for free by writing to our Secretary at:

Secretary of The Bank of Nova Scotia

Scotia Plaza, 44 King Street West

Toronto, Ontario

Canada M5H 1H1

You can also communicate with our board of directors by writing to the Chairman of the Board at the same address.

Management proxy circular	3

1	About the meeting

Business of the meeting

1. RECEIVE FINANCIAL STATEMENTS

Our consolidated financial statements and MD&A for the year ended October 31, 2014, together with the auditors’ report on those statements, will be presented at the meeting. You will find these documents in our annual report which is available on our website.

2. ELECT DIRECTORS

You will elect 13 directors to serve on our board until the close of the next annual meeting or until their successors are elected or appointed. You can find information about each nominated director beginning on page 11 and our majority voting policy on page 12.

The board recommends you vote for each nominated director The board recommends you vote for KPMG LLP as our independent auditors

3. APPOINT AUDITORS

You will vote on appointing the independent auditors. The board has assessed the performance and independence of KPMG LLP (KPMG) and recommends that KPMG be re-appointed as the shareholders’ auditors until the close of the next annual meeting. KPMG has served continuously as one of our auditors since 1992, and as our sole auditor since March 2006. A representative of KPMG has been invited to the meeting.

Auditors’ fees

The table below lists the services KPMG provides and the fees we paid to them for the fiscal years ended October 31, 2014 and 2013. The audit and conduct review committee can pre-approve services as long as they are within the scope of the policies and procedures approved by the committee.

$ millions	2014	2013

Audit services	$24.6	$24.4
Audit services generally relate to the statutory audits and review of financial statements, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

Audit-related services	0.6	1.2
Audit-related services include attest services required by regulatory bodies not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans, special attest services not required by statute or regulation, but requested by a party to a specific transaction, independent review of risk processes, consultation and training on accounting and financial reporting and review of internal controls of the general ledger implemented at head office.

Tax services outside of the audit scope	–	0.1
Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

Other non-audit services	0.7	0.4
Other non-audit services are primarily for the review and translation of English language financial statements into other languages and other services.
Total	$25.9	$26.1

4	Scotiabank

ABOUT THE MEETING

4. CONFIRM, BY SPECIAL RESOLUTION, AN AMENDMENT TO BY-LAW NO. 1 REGARDING DIRECTORS’ COMPENSATION

The Bank Act (Canada) (Bank Act) requires that our by-laws fix the maximum amount of compensation that can be paid to all directors for their services during a specific period. Section 3.13 of By-law No.1 fixed that amount at $3,500,000 in each fiscal year. This amount was confirmed by shareholders at our annual meeting on March 2, 2004.

The board has approved an amendment to Section 3.13 of By-law No. 1 to increase the maximum amount that can be paid to directors in each fiscal year to $5,000,000. If our common shareholders confirm this special resolution, this amendment will take effect on May 1, 2015.

Directors’ duties and responsibilities continue to expand and evolve with the growth and complexity of our business and the evolving regulatory environment. The proposed increase recognizes that directors are spending an increasing amount of time on our affairs and that their duties as directors require a substantial commitment. Although the current compensation limit is adequate to accommodate the current number of directors and the proposed increases in retainers, the new maximum provides more flexibility in the board succession process by allowing us to appoint new directors to the board before others retire.

In connection with the proposed increase in total director compensation, we are proposing a new flat fee structure for directors that caps fees and is simpler, more transparent and easier to administer (you can read about the proposed fee structure on page 21). The new fee structure will take effect on May 1, 2015 if shareholders confirm this special resolution.

You will be asked to vote on the following resolution:

Resolved, as a special resolution, that the amendment of Section 3.13 of By-law No. 1 to delete the reference to $3,500,000 and replace it with $5,000,000, is confirmed.

If passed, Section 3.13 will read as follows:

“3.13 Compensation – For each financial year, a sum not exceeding $5,000,000 may be taken by the Board from the funds of the Bank as remuneration for their services as Directors, and the Directors may from time to time apportion the same among themselves in such manner as they shall think fit. The Directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board, or any Committee of the Board, or of Shareholders.”

The board recommends you vote for the confirmation of an amendment to By-law No. 1

The full text of our by-laws is available on SEDAR (www.sedar.com).

5. CONFIRM ADMINISTRATIVE AMENDMENTS TO BY-LAW No. 1

On January 27, 2015, the board passed a resolution amending certain provisions of the bank’s by-laws. These amendments are part of our continual review of best governance practices.

Each of these proposed by-law changes require the confirmation of our common shareholders by ordinary resolution. The changes to the by-laws are to: (1) increase the minimum quorum requirement for meetings of shareholders to shareholders representing at least 25% of the shares entitled to vote; (2) increase the minimum quorum requirement for meetings of the board to a majority of directors; and (3) remove the Chairman’s second or casting vote on tie votes at meetings of the board.

You will be asked to vote on the following resolution:

“Resolved, that the following amendments to By-law No. 1 of the bank are confirmed:

1.     Section 2.03 of By-law No. 1 is amended by deleting the reference to ‘10%’ and replacing it with ‘25%’, so that Section 2.03 shall read as follows:

The board recommends you vote for the confirmation of the administrative amendments to By-law No. 1

Management proxy circular	5

‘2.03 Quorum – At any meeting of Shareholders, the holders, present in person or represented by proxyholders of at least 25% of the outstanding shares of the Bank entitled to be voted at the meeting shall constitute a quorum for the transaction of business. However, where the provisions relating to a class or series of shares otherwise provide for the quorum for meetings of the holders thereof, such provisions shall apply to meetings of such Shareholders.’

2.     Section 3.07 of By-law No. 1 is amended by changing the words ‘5 Directors.’ to ‘a majority of Directors.’, so that Section 3.07 shall read as follows:

‘3.07 Quorum – Subject to the Act, a quorum for the transaction of business at any meeting of the Board shall consist of a majority of Directors.’

3.     Section 3.08 of By-law No. 1 is amended by adding the word ‘not’ before the words ‘be entitled’, so that Section 3.08 shall read as follows:

‘3.08 Board procedure – Subject to the Act, the Board shall have the power to regulate its procedure and shall designate a chair to preside at meetings of Directors. In the event of an equality of votes on any question at a meeting of the Board, the chair of the meeting shall not be entitled to a second or casting vote.’”

The full text of our by-laws is available on SEDAR (www.sedar.com).

6. ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION

You can have a “say on pay” by participating in an advisory vote on our approach to executive compensation.

We have held this advisory vote every year since 2010 to give shareholders the opportunity to provide the board with important feedback. Last year, 93.7% voted for our approach to executive compensation, and shareholder support has been 92.6% or higher each year.

Please see the human resources committee chair’s letter on page 41 for an overview of executive compensation at Scotiabank in 2014. Our executive compensation program supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. Our practices meet the model policy on “say on pay” for boards of directors developed by the Canadian Coalition for Good Governance (CCGG).

You will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2015 annual and special meeting of shareholders of the Bank.

The board recommends you vote for our approach to executive compensation

This is an advisory vote, which means the results are not binding on the board. The human resources committee and the board will, however, review the results when considering future executive compensation decisions. If a significant number of shares are voted against the advisory resolution, the human resources committee will review our approach to executive compensation in the context of any specific shareholder concerns that have been identified and may make recommendations to the board. We will disclose the committee’s review process and the outcome of its review within six months of the shareholder meeting and in any case not later than our next management proxy circular.

The human resources committee and the board welcome questions and comments about executive compensation at Scotiabank. We maintain an open dialogue with shareholders, and consider all feedback. See the back cover for our contact information.

6	Scotiabank

ABOUT THE MEETING

7. SHAREHOLDER PROPOSALS This year you will be asked to consider two proposals. You can read the proposals and the board’s reasons for opposing them in Appendix A beginning on page 82.	The board recommends you vote against each proposal

The deadline for submitting proposals to be considered at next year’s annual meeting is November 11, 2015. Proposals should be sent to the Secretary of The Bank of Nova Scotia, Scotia Plaza, 44 King Street West, Toronto, Ontario, Canada M5H 1H1.

SHAREHOLDER APPROVAL

Each of the items you are being asked to vote on requires the approval of a majority of votes cast in person or by proxy at the meeting, other than the:

•  election of directors, which is subject to our majority voting policy (see page 26)

• confirmation of an amendment to By-law No. 1 regarding directors’ compensation, which requires approval by at least two-thirds of the votes cast in person or by proxy at the meeting.

You (or your proxyholder) can vote as you wish on any other items of business properly brought before the meeting (or a reconvened meeting if there is an adjournment). As of the date of this circular, we are not aware of other matters that will be brought before the meeting.

Management does not contemplate that any nominated director will be unable to serve as a director. If, however, it does occur for any reason during or prior to the meeting, the individuals named in your proxy form or voting instruction form as your proxyholder can vote for another nominee at their discretion.

Management proxy circular	7

Information about voting

WHO CAN VOTE

You are entitled to one vote per common share held on February 10, 2015, the record date.

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance):

•     the Government of Canada or any of its agencies

•    the government of a province or any of its agencies

•     the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•    any person who has acquired more than 10% of any class of shares of the bank.

Also, if a person, or an entity controlled by a person, beneficially owns shares that in total are more than 20% of the eligible votes that may be cast, that person or entity may not vote any of the shares (unless permitted by the Minister of Finance).

Our directors and officers are not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of our outstanding shares, as of the record date.

HOW TO VOTE

How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. You are a beneficial shareholder if the shares you own are registered for you in the name of an intermediary. You are a registered shareholder if the shares you own are registered directly in your name. Your name will appear on your share certificate or a statement from a direct registration system confirming your shareholdings. You can vote in person or you can appoint someone to attend the meeting and vote your shares for you (called voting by proxy). Please read these instructions carefully.

Outstanding common shares 1,209,613,128 on February 5, 2015, the date of this circular 1,209,613,110 on February 10, 2015, the record date

	Non-registered (beneficial) shareholders	Registered shareholders
	Your intermediary has sent you a voting instruction form with this package. We may not have records of your shareholdings as a non-registered shareholder, so you must follow the instructions from your intermediary to vote.	We have sent you a proxy form with this package. A proxy is a document that authorizes someone else to attend the meeting and vote for you.
If you want to come to the meeting and vote in person

Follow the instructions on the voting instruction form.

In most cases, you will simply print your name in the space provided for appointing a proxyholder and return the voting instruction form as instructed by your intermediary. Your intermediary may also allow you to do this online. Do not complete the voting section of the voting instruction form, because you will be voting at the meeting.

If the voting instruction form does not provide a space for appointing a proxyholder, you may have to indicate on the voting instruction form that you wish to attend the meeting. Follow the instructions on the voting instruction form to make this request, and your intermediary will send you a legal proxy that you must return to our transfer agent, Computershare Trust Company of Canada (Computershare).

Please register with Computershare when you arrive at the meeting.

Do not complete the proxy form or return it to us. Simply bring it with you to the meeting. Please register with Computershare when you arrive at the meeting.
If you do not plan to attend the meeting

Complete the voting instruction form and return it to your intermediary.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the meeting and vote your shares for you.

Complete the proxy form and return it to Computershare.

You can either mark your voting instructions on the proxy form or you can appoint another person (called a proxyholder) to attend the meeting and vote your shares for you.

8	Scotiabank

ABOUT THE MEETING

	Non-registered (beneficial) shareholders	Registered shareholders
Returning the form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

Computershare must receive your voting instructions from your intermediary by no later than the proxy deadline, which is 5 p.m. (Eastern) on April 8, 2015.

The enclosed proxy form tells you how to submit your voting instructions.

Computershare must receive your proxy, including any amended proxy, by no later than the proxy deadline which is 5 p.m. (Eastern) on April 8, 2015.

You may return your proxy in one of the following ways:

•   by mail, in the envelope provided

•   by fax, to 1 (866) 249-7775 (if faxing within Canada and the United States) or (416) 263-9524 (other countries)

•   using the internet. Go to www.investorvote.com and follow the instructions online.

Changing your mind

If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

If your intermediary gives you the option of using the internet to provide your voting instructions, you can also use the internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your intermediary to confirm the deadline.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

•   our Secretary, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes).

Deliver to: The Bank of Nova Scotia Executive Offices, 44 King Street West, Toronto, Ontario, Canada M5H 1H1

Attention: Deborah M. Alexander, Executive Vice President, General Counsel and Secretary,

Fax: (416) 866-5090

•   Craig Thompson, Senior Vice President, Atlantic Region, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes).

Deliver to: The Bank of Nova Scotia Head Office, 1709 Hollis Street, Halifax, Nova Scotia, Canada B3J 1W1

Fax: 1 (877) 841-9920

•    the Chairman of the meeting, before the meeting starts or any adjourned meeting reconvenes.

You can also revoke your proxy in any other way permitted by law. You can change your voting instructions by voting again using the internet or fax. Your voting instructions must be received by Computershare by the proxy deadline noted above, or by voting in person at the meeting.

Management proxy circular	9

How to vote by proxy

Appointing your proxyholder

Your proxy form or voting instruction form names Thomas O’Neill or Brian Porter, each a director of the bank, as your proxyholder. You have the right to appoint someone else to represent you at the meeting. Simply print the person’s name in the blank space on the form or, if voting using the internet, follow the instructions online. Your proxyholder does not have to be a shareholder of the bank. Your proxyholder must attend the meeting to vote for you.

We reserve the right to accept late proxies and to waive or extend the proxy deadline with or without notice, but are under no obligation to accept or reject a late proxy.

How your proxyholder will vote

Your proxyholder must vote according to the instructions you provided on your proxy form or voting instruction form (for directors and the appointment of auditors, you may either vote for or withhold and for all other matters, except the shareholder proposals, you may vote for or against. For shareholder proposals, you may either vote for, against or abstain). If you did not specify how you want to vote, your proxyholder can vote your shares as he or she wishes. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or any new matters that are properly brought before the meeting, or any postponement or adjournment.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder, and do not specify how you want to vote, Thomas O’Neill or Brian Porter will vote for you as follows:

•    for the election of the nominated directors to the board

•    for the appointment of the shareholders’ auditors

•    for the confirmation, by special resolution, of the amendment to By-law No. 1 regarding directors’ compensation

•     for the confirmation of the administrative amendments to By-law No. 1

•     for the advisory resolution on our approach to executive compensation

•    against the shareholder proposals (see Appendix A beginning on page 82).

CONFIDENTIALITY

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with us when legally necessary, when a shareholder clearly intends to communicate with management, or when there is a proxy contest.

VOTING RESULTS

We will file the voting results (including details about the percentage of support received for each item of business) with securities regulators after the meeting and also post the results on our website.

QUESTIONS?

Please contact Computershare with any questions. See the back cover for their contact information.

10	Scotiabank

ABOUT THE MEETING

About the nominated directors

This year 13 directors are proposed for election to our board.

The director profiles, starting on the next page, tell you about each director’s skills, experience and other important information to consider, including how much equity they own in Scotiabank and any other public company boards they sit on.

Just as important are the skills these directors have as a group. They have been selected based on their collective ability to contribute to the broad range of issues the board considers when overseeing our business and affairs. You can learn more about our expectations for directors and how the board functions beginning on page 25.

INDEPENDENCE

12 of our 13 nominated directors are independent, and none of these directors have ever served as an executive of the bank. Having an independent board is one of the ways we make sure the board is able to operate independently of management and make decisions in the best interests of Scotiabank and our shareholders. Brian Porter is not independent because of his role as the bank’s President and Chief Executive Officer (President and CEO).

DIVERSITY

Each director has a wealth of experience in leadership and strategy development. The combination and diversity of their skills, experience, location and gender are key (you can read more about diversity on page 27).

Key skills and experience

12 of our 13 nominated directors are independent

TENURE AND TERM LIMITS

Balancing the combination of longer serving directors with newer directors makes sure the board has the insight of experience while also being exposed to fresh perspectives. Our average board tenure is 6.2 years (you can read more about tenure and term limits on page 32).

Management proxy circular	11

MAJORITY VOTING POLICY

A nominated director who receives more withheld than for votes must offer to resign from the board following the annual meeting. We introduced this policy in 2005 and it applies to all uncontested elections (elections where the number of nominated directors is the same as the number of directors to be elected). You can read about our majority voting policy on page 26.

DIRECTOR PROFILES

Each nominated director has provided the information about the Scotiabank shares they own or exercise control or direction over. This information, and the details about the director deferred share units (DDSUs) they hold, is as of October 31, 2014 unless otherwise indicated. The value of common shares and DDSUs is calculated using $69.02 (the closing price of our common shares on the Toronto Stock Exchange (TSX) on October 31, 2014) for 2014, and $63.39 (the closing price of our common shares on the TSX on October 31, 2013) for 2013. The share ownership guidelines were amended in fiscal 2014 and directors are required to hold $500,000 in Scotiabank equity (previously, the requirement was $450,000). We are proposing to raise this requirement to $600,000 in 2015 – you can read more about share ownership on page 22. The multiples in the profiles below are based on the ownership requirement in place for that year.

The attendance figures reflect the number of board and committee meetings held in fiscal 2014 and each nominee’s attendance for the time they served as a director.

We have strengthened our director share ownership requirements. See page 22 for details.

Thomas C. O’Neill Toronto, Ontario, Canada Director since 2008 Age 69 Not eligible for re-election in April 2019 Attended 2014 annual meeting — received 96.9% votes for	Thomas O’Neill is Chairman of the Board of Scotiabank. He is the retired Chair of the Board of PwC Consulting. Mr. O’Neill was formerly Chief Executive Officer of PwC Consulting, Chief Operating Officer of PricewaterhouseCoopers LLP, Global, Chief Executive Officer of PricewaterhouseCoopers LLP, Canada, and Chair of the Board and Chief Executive Officer of Price Waterhouse Canada. He holds a Bachelor of Commerce from Queen’s University and is a chartered accountant and a Fellow of the Institute of Chartered Accountants of Ontario (CPA Ontario). In September 2013, Mr. O’Neill received the ICAO Award of Outstanding Merit from CPA Ontario, which is CPA Ontario’s highest honour.						Independent Key skills and experience Accounting/Audit Finance Financial services Governance Risk management Designated audit committee financial expert
OVERALL BOARD AND COMMITTEE ATTENDANCE: 34 of 34 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board (Chairman)		5 of 5 / 100%	Audit and conduct review (chair)			4 of 4 / 100%
	Board		4 of 4 / 100%	Audit and conduct review			3 of 3 / 100%
				Corporate governance			2 of 2 / 100%
				Executive and risk			11 of 11 / 100%
				Human resources			5 of 5 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2014	11,300	25,625	36,925	$1,768,638	$2,548,564	5.1x
	2013	11,300	20,017	31,317	$1,268,878	$1,985,185	4.4x
	Change	0	5,608	5,608	$499,760	$563,379	—

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Adecco, S.A. (2004 – present)			Corporate governance | Nomination and compensation
BCE Inc. (2003 – present) (chair)
	Loblaw Companies Limited (2003 – present) (lead director)			Governance, Employee Development, Nominating and Compensation (chair) | Executive | Finance
Nexen Inc. (2002 – 2013)

12	Scotiabank

ABOUT THE MEETING

Nora A. Aufreiter Toronto, Ontario, Canada Director since August 2014 Age 55 Not eligible for re-election in April 2030 Appointed to the board after the 2014 annual meeting	Nora Aufreiter is a corporate director and a former director and leader of McKinsey & Company’s Toronto office, an international management consulting firm. Throughout her 27 year career at McKinsey & Company, she worked extensively in Canada, the United States and internationally serving her clients in consumer-facing industries, including retail, consumer and financial services, energy and the public sector. Ms. Aufreiter holds a B.A. (Honours) in business administration from the Ivey Business School at Western University and an M.B.A. from Harvard Business School.						Independent Key skills and experience Capital markets Finance Financial services Governance Human resources
OVERALL BOARD AND COMMITTEE ATTENDANCE: 5 of 5 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		3 of 3 / 100%	Audit and conduct review			2 of 2 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2014	780	517	1,297	$35,683	$89,519	0.18x

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	The Kroger Co. (2014 – present)			Financial policy | Public responsibility

Guillermo E. Babatz Mexico City, Mexico Director since 2014 Age 46 Not eligible for re-election in April 2029 Attended 2014 annual meeting — received 98.9% votes for	Guillermo Babatz is the Managing Partner of Atik Capital, S.C., an advisory firm that specializes in structuring financial solutions for its clients. Previously, he was the Executive Chairman of Comisión Nacional Bancaria y de Valores in Mexico from July 2007 to December 2012. Mr. Babatz holds a B.A. (Economics) from the Instituto Tecnológico Autónomo de México (ITAM) in Mexico City, and a Ph.D. in Economics from Harvard University.						Independent Key skills and experience Capital markets Finance Financial services Public policy Risk management Designated audit committee financial expert
OVERALL BOARD AND COMMITTEE ATTENDANCE: 18 of 18 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		8 of 8 / 100%	Audit and conduct review			3 of 3 / 100%
				Executive and risk			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2014	0	1,114	1,114	$76,888	$76,888	0.15x

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Fibra MTY, S.A.P.I. de C.V. (2015 – present)			Investment

Management proxy circular	13

Ronald A. Brenneman Calgary, Alberta, Canada Director since 2000 Age 68 Not eligible for re-election in April 2017 Attended 2014 annual meeting — received 96.3% votes for	Ronald Brenneman is a corporate director and was Executive Vice-Chairman of Suncor Energy Inc. (an integrated energy company) from August 2009 until February 2010. He was President and Chief Executive Officer of Petro-Canada from January 2000 until August 2009. Mr. Brenneman holds a B.Sc. (in chemical engineering) from the University of Toronto and a M.Sc. (in control systems) from the University of Manchester.						Independent Key skills and experience Capital markets Finance Governance Human resources Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 28 of 29 / 97%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Executive and risk (chair)			9 of 10 / 90%
				Executive and risk			1 of 1 /100%
				Human resources			9 of 9 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2014	85,000	52,276	137,276	$3,608,090	$9,474,790	19.0x
	2013	85,000	48,866	133,866	$3,097,616	$8,485,766	18.9x
	Change	0	3,410	3,410	$510,474	$989,024	—

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	BCE Inc. (2003 – present)			Management resources and compensation (chair) | Pension fund
	WestJet Airlines Ltd. (2009 – present)			People and compensation | Safety, health and environment
	Ithaca Energy Inc. (2010 – present)			Corporate governance | Remuneration | Reserves

Charles H. Dallara, Ph.D Oak Hill, Virginia, U.S.A. Director since 2013 Age 66 Not eligible for re-election in April 2024 Did not attend the 2014 annual meeting — received 98.7% votes for	Charles Dallara is the Executive Vice Chairman of the Board of Directors of Partners Group Holding AG and Chairman of the Americas, based in New York. He has 38 years of industry experience. Prior to joining the Partners Group in 2013, he was the Managing Director and Chief Executive Officer of the Institute of International Finance from 1993 to 2013. Previously, he was a Managing Director at J.P. Morgan & Co. In addition, Dr. Dallara has held senior positions in the U.S. Department of the Treasury and with the IMF. He holds a B.A. (Economics) from the University of South Carolina, a Master of Arts, a Master of Arts in Law and Diplomacy and a Ph.D. from the Fletcher School of Law and Diplomacy at Tufts University.						Independent Key skills and experience Corporate social responsibility Financial services Governance Public policy Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 18 of 18 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit and conduct review			7 of 7 / 100%
				Corporate governance			2 of 2 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2014	0	1,639	1,639	$113,124	$113,124	0.23x
	2013	0	118	118	$7,480	$7,480	0.02x
	Change	0	1,521	1,521	$105,644	$105,644	—

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Partners Group Holding AG (2013 – present)			Markets

14	Scotiabank

ABOUT THE MEETING

N. Ashleigh Everett Winnipeg, Manitoba, Canada Director since 1997 Age 58 Not eligible for re-election in April 2021 Attended 2014 annual meeting — received 98.6% votes for	Ashleigh Everett is President, Corporate Secretary and a director of Royal Canadian Securities Limited whose principal businesses include Domo Gasoline Corporation (a gasoline retailer), Royal Canadian Properties Limited (a real estate and property development company), and L’Eau-1 Inc. (a water purification company). Ms. Everett received her B.A. from Queen’s University and her M.B.A. from the Ivey Business School at Western University.						Independent Key skills and experience Corporate social responsibility Finance Financial services Governance Human resources
OVERALL BOARD AND COMMITTEE ATTENDANCE: 26 of 26 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Corporate governance (chair)			6 of 6 / 100%
				Executive and risk			11 of 11 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2014	17,758	51,291	69,049	$3,540,105	$4,765,762	9.5x
	2013	17,758	46,356	64,114	$2,938,507	$4,064,186	9.0x
	Change	0	4,935	4,935	$601,598	$701,576	—

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Manitoba Telecom Services Inc. (1997 – present)			Governance & nominating (chair) | Human resources & compensation
Ms. Everett was a director and officer of Tereve Holdings Ltd. prior to April 2005. It filed for protection under the Companies’ Creditors Arrangement Act (Canada) in August 2005.

William R. Fatt Toronto, Ontario, Canada Director since January 2015 Age 63 Not eligible for re-election in April 2025 Appointed to the board after the 2014 annual meeting

William Fatt is the Chairman and Chief Executive Officer of FRHI Hotels & Resorts, which operates hotels around the world. Mr. Fatt has over 30 years of finance, investment, capital markets and international experience. He is currently a member of the board of directors of The Jim Pattison Group Inc. He has a B.A. (Economics) from York University.

Independent Key skills and experience Capital markets Finance Governance Human resources Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: N/A
			Meeting attendance	Committees			Meeting attendance
	Board		—	—			—

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs[1]	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2015	9,411	n/a	9,411	n/a	$574,636	1.1x

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—						—
1. The value of Mr. Fatt’s common shares is as of January 30, 2015. The closing price of our common shares on the TSX on this date was $61.06.

Management proxy circular	15

Brian J. Porter Toronto, Ontario, Canada Director since 2013 Age 56 Eligible for re-election while President and CEO Attended 2014 annual meeting — received 98.9% votes for

Brian Porter is President and CEO of Scotiabank. He joined Scotiabank in 1981, and has progressed through a series of increasingly senior positions across the bank, including executive roles with Global Banking & Markets, Global Risk Management, Group Treasury and International Banking. Mr. Porter served as the bank’s Chief Risk Officer from 2005 to 2008, as Group Head of Risk and Treasury from 2008 to 2010 and as Group Head of International Banking from 2010 to 2012. He was appointed President of Scotiabank in November 2012, and was elected to the board of directors in April 2013. He assumed the role of CEO on November 1, 2013.

Mr. Porter earned a Bachelor of Commerce from Dalhousie University, and was awarded an Honorary Doctor of Laws (LLD) from Dalhousie University in 2008. He is a graduate of the Advanced Management Program at the Harvard Business School.

Not independent Key skills and experience Capital markets Finance Financial services Public policy Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 9 of 9 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	—			—

	EQUITY OWNERSHIP			Total common shares and DSUs	Value of DSUs	Value of common shares and DSUs	Total value as a multiple of equity ownership target[1]
	Year	Common shares	DSUs
	2014	95,722	14,786	110,508	$1,020,530	$7,627,262	—
	2013	95,605	14,234	109,839	$902,293	$6,962,694	—
	Change	117	552	669	$118,237	$664,568	—

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Scotia Group Jamaica Limited (2010 – 2013)						—
	Scotiabank Trinidad & Tobago Limited (2010 – 2013)						—
1. Mr. Porter has a share ownership requirement of seven times his base salary and he exceeds the requirement.

Aaron W. Regent Toronto, Ontario, Canada Director since 2013 Age 49 Not eligible for re-election in April 2028 Attended 2014 annual meeting — received 98.9% votes for	Aaron Regent is the Founding Partner of Magris Resources Inc. and Chairman and Chief Executive Officer of Niobec Inc. He was President and Chief Executive Officer of Barrick Gold Corporation from January 2009 to June 2012. Previously, Mr. Regent was Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent holds a B.A. from the University of Western Ontario and is a member of CPA Ontario.						Independent Key skills and experience Accounting/Audit Capital markets Corporate social responsibility Finance Human resources Designated audit committee financial expert
OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 25 / 96%
			Meeting attendance	Committees			Meeting attendance
	Board		8 of 9 / 89%	Audit and conduct review			7 of 7 / 100%
				Corporate governance			4 of 4 / 100%
				Human resources			5 of 5 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2014	6,870	4,684	11,554	$323,290	$797,457	1.6x
	2013	6,870	1,617	8,487	$102,502	$537,991	1.2x
	Change	0	3,067	3,067	$220,788	$259,466	—

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Barrick Gold Corporation (2009 – 2012)			—
	African Barrick Gold Plc (2009 – 2012)			—

16	Scotiabank

ABOUT THE MEETING

Indira V. Samarasekera, O.C., Ph.D. Edmonton, Alberta, Canada Director since 2008 Age 62 Not eligible for re-election in April 2021 Attended 2014 annual meeting — received 96.5% votes for	Indira Samarasekera is President and Vice-Chancellor of the University of Alberta and former Vice President, Research at the University of British Columbia (2000-2005). Dr. Samarasekera holds a B.Sc. (in mechanical engineering) from the University of Ceylon (Sri Lanka), a M.Sc. (in mechanical engineering) from the University of California, as a Hayes Fulbright Scholar, and a Ph.D. (in metallurgical engineering) from the University of British Columbia. She is an Officer of the Order of Canada. In 2014, she was named a Foreign Associate of the U.S. National Academy of Engineering, one of the profession’s highest distinctions.						Independent Key skills and experience Corporate social responsibility Finance Governance Human resources Public policy
OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 24 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Corporate governance			6 of 6 / 100%
				Human resources			9 of 9 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2014	1,948	21,192	23,140	$1,462,672	$1,597,123	3.2x
	2013	1,948	17,681	19,629	$1,120,799	$1,244,282	2.8x
	Change	0	3,511	3,511	$341,873	$352,841	—

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Magna International Inc. (2014 – present)			Corporate governance, compensation and nominating

Susan L. Segal New York, New York, U.S.A. Director since 2011 Age 62 Not eligible for re-election in April 2023 Attended 2014 annual meeting — received 98.1% votes for	Susan Segal was elected President and Chief Executive Officer of the Americas Society and Council of the Americas in August 2003. Previously, she was a banker for over 25 years with JPM Chase and its predecessor banks. Ms. Segal received a B.A. from Sarah Lawrence College and an M.B.A. from Columbia University. In 1999, she was awarded the Order of Bernardo O’Higgins, Grado de Gran Oficial in Chile. In 2009, President Alvaro Uribe of Colombia honored her with the Cruz de San Carlos award and in September 2012, Mexican President Calderón awarded her with the Aguila Azteca, the highest award given to a foreigner.						Independent Key skills and experience Capital markets Financial services Governance Public policy Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit and conduct review			7 of 7 / 100%
				Corporate governance			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2014	0	9,067	9,067	$625,804	$625,804	1.3x
	2013	0	6,018	6,018	$381,481	$381,481	0.8x
	Change	0	3,049	3,049	$244,323	$244,323	—

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	MercadoLibre, Inc. (2012 – present)			Audit

Management proxy circular	17

Paul D. Sobey Chance Harbour, Pictou County, Nova Scotia, Canada Director since 1999 Age 57 Not eligible for re-election in April 2021 Attended 2014 annual meeting — received 97.7% votes for	Paul Sobey is a corporate director and the former President and Chief Executive Officer of Empire Company Limited, a food distributor, real estate and investment company, having served from July 1998 to December 2013. Mr. Sobey received his Bachelor of Commerce from Dalhousie University, attended the Harvard University Business School, Advanced Management Program in 1996 and is a chartered accountant. He is a Fellow of the Institute of Chartered Accountants of Nova Scotia.						Independent Key skills and experience Accounting/Audit Capital markets Finance Governance Risk management Designated audit committee financial expert
OVERALL BOARD AND COMMITTEE ATTENDANCE: 27 of 27 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit and conduct review (chair)			3 of 3 / 100%
				Audit and conduct review			4 of 4 / 100%
				Corporate governance			4 of 4 / 100%
				Executive and risk			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2014	50,000	57,526	107,526	$3,970,445	$7,421,445	14.8x
	2013	50,000	52,213	102,213	$3,309,782	$6,479,282	14.4x
	Change	0	5,313	5,313	$660,663	$942,163	—

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Crombie Real Estate Investment Trust (Trustee) (2006 – present)						Human resources
	Empire Company Limited (1993 – present)			Corporate governance

Barbara S. Thomas Belleair, Florida, U.S.A. Director since 2004 Age 65 Not eligible for re-election in April 2020 Attended 2014 annual meeting — received 96.6% votes for	Barbara Thomas is a corporate director, following retirement from a broad career in brand management and consumer goods. Ms. Thomas was a director and Interim Chief Executive Officer of Ocean Spray Company and served as a director of Blue Cross Blue Shield of Florida, Spectrum Brands, Inc. and The Dial Corporation. Ms. Thomas received her B.A. from the University of Michigan and attended the Total Quality Management Program at Washington University.						Independent Key skills and experience Corporate social responsibility Finance Financial services Governance Human resources
OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 24 / 96%
			Meeting attendance	Committees			Meeting attendance
	Board		9 of 9 / 100%	Audit and conduct review			4 of 5 / 80%
				Corporate governance			1 of 1 / 100%
				Human resources			9 of 9 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2014	13,021	12,953	25,974	$894,016	$1,792,725	3.6x
	2013	13,021	9,776	22,797	$619,701	$1,445,102	3.2x
	Change	0	3,177	3,177	$274,315	$347,623	—

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—
Ms. Thomas was a director of Spectrum Brands, Inc. prior to September 2, 2009. It filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in February 2009.

18	Scotiabank

ABOUT THE MEETING

Meeting attendance

The table below shows the number of board and committee meetings held in fiscal 2014 and the overall meeting attendance of the relevant members for that period, including directors who are not standing for re-election (see below).

Independent board members met in camera without management present at every board meeting in fiscal 2014. There were also 16 meetings with regulators, shareholders or shareholder representative groups, which are not shown in the table. You can find the details about each director’s meeting attendance in the director profiles beginning on page 12.

	Meetings	Attendance
Board	9	99%
Audit and conduct review committee	7	96%
Corporate governance committee	6	98%
Executive and risk committee	11	97%
Human resources committee	9	100%
Total number of meetings	42	98%

The table below shows the meeting attendance in fiscal 2014 of directors not standing for re-election. C.J. Chen, David Dodge and John Kerr are retiring from the board on April 9, 2015. Richard Waugh retired from the board and the bank on January 31, 2014, and John Mayberry retired from the board on April 8, 2014.

	Meetings	Attendance
C.J. Chen
Board	9 of 9	100%
Corporate governance committee	5 of 6	83%
David Dodge
Board	9 of 9	100%
Executive and risk committee	11 of 11	100%
John Kerr
Board	9 of 9	100%
Executive and risk committee	10 of 11	91%
Human resources committee (chair)	9 of 9	100%
John Mayberry
Board (Chairman)	4 of 4	100%
Audit and conduct review committee	3 of 4	75%
Corporate governance committee	4 of 4	100%
Executive and risk committee	4 of 4	100%
Human resources committee	4 of 4	100%
Richard Waugh
Board	1 of 2	50%

Management proxy circular	19

Director compensation

Our director compensation program is designed to attract and retain qualified individuals and align the interests of our directors and shareholders.

The corporate governance committee benchmarks compensation against a comparator group of Canada’s largest financial institutions (Bank of Montreal, CIBC, Royal Bank of Canada and TD Bank).

The committee reviews director compensation every year to make sure our program remains competitive with the market, so we can continue to attract and retain qualified professionals to our board. The committee also considers the risks, responsibilities, time commitment, work load, complexity of issues and decision-making, and the skills required when reviewing the compensation program.

PROGRAM ELEMENTS

The table below shows our fee schedule for fiscal 2014.

Mr. Porter does not receive fees for serving as a director because he is compensated in his role as President and CEO. Our non-executive Chairman receives only the chair retainer and attendance fees for meetings with regulators, shareholders or shareholder representative groups.

($)
Annual board retainers
Chairman of the Board ($100,000 must be taken in common shares or DDSUs)	350,000
All other directors ($100,000 must be taken in common shares or DDSUs)	130,000
Annual committee retainers
Committee chairs
• Audit and conduct review committee	40,000
• Executive and risk committee	25,000
• Human resources committee	25,000
• Corporate governance committee	20,000

Committee members
• Audit and conduct review committee	6,000
• Other committees	3,000
Attendance fees
• Board and committee meetings	2,000
• Other meetings (regulators, shareholders or shareholder representative groups)	2,000

Directors must take $100,000 of their board retainer in either bank common shares (by participating in the directors’ share purchase plan) or DDSUs. Remaining fees can be taken in cash, common shares or DDSUs. None of the directors currently participates in the directors’ share purchase plan.

Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct bank business. Directors do not participate in the bank’s pension plans or any other compensation plans. We stopped granting stock options to directors in 2004 and there are no outstanding options under the director stock option plan.

About DDSUs

DDSUs are notional units that have the same value as our common shares, and therefore have the same upside and downside risk.

Directors can redeem their DDSUs for cash only when they leave the board. Their redemption value is equal to the market value of our common shares at the time of redemption.

DDSUs earn dividend equivalents at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights.

20	Scotiabank

ABOUT THE MEETING

2014 DIRECTOR COMPENSATION TABLE

The table below shows the fees paid to directors in fiscal 2014.

Mr. Porter was appointed President and CEO on November 1, 2013. He does not receive fees for serving as a director. Mr. Waugh retired from the board on January 31, 2014, and he did not receive fees for serving as a director.

	Retainers				Attendance fees
Name	Board ($)	Committee chair ($)	Committee member ($)	Non- executive Chairman ($)	Board meetings ($)	Committee meetings[1] ($)	Other meetings[2] ($)	Total fees earned ($)	All other compen- sation ($)	Total ($)	Portion of total fees received as DDSUs (%)
N. Aufreiter[3]	24,113	–	1,113	–	6,000	4,000	–	35,226	–	35,226	100
G. Babatz[4]	98,898	–	5,075	–	16,000	22,000	–	141,973	–	141,973	54
R. Brenneman	130,000	25,000	3,000	–	18,000	38,000	6,000	220,000	–	220,000	45
C.J. Chen[1,5]	130,000	–	3,000	–	18,000	12,000	–	163,000	18,592	181,592	100
C. Dallara[6]	130,000	–	7,692	–	18,000	26,000	2,000	183,692	–	183,692	54
D. Dodge	130,000	–	3,000	–	18,000	22,000	–	173,000	–	173,000	58
A. Everett[1]	130,000	20,000	3,000	–	18,000	36,000	–	207,000	–	207,000	100
J. Kerr	130,000	25,000	3,000	–	18,000	38,000	4,000	218,000	–	218,000	46
J. Mayberry[7]	–	–	–	153,611	–	–	2,000	155,611	14,185	169,796	100
T. O’Neill[8]	56,694	17,444	1,308	197,361	8,000	24,000	18,000	322,807	3,779	326,586	100
A. Regent[1,9]	130,000	–	9,000	–	16,000	42,000	–	197,000	–	197,000	100
I. Samarasekera[1]	130,000	–	6,000	–	18,000	32,000	–	186,000	–	186,000	100
S. Segal[1]	130,000	–	9,000	–	18,000	28,000	–	185,000	–	185,000	100
P. Sobey[10]	130,000	22,556	5,617	–	18,000	38,000	4,000	218,173	–	218,173	100
B. Thomas[11]	130,000	–	8,444	–	18,000	28,000	–	184,444	–	184,444	100
Total	1,609,705	110,000	68,249	350,972	226,000	390,000	36,000	2,790,926	36,556	2,827,482	–

1.	Committee meeting attendance fees include the payment of $2,000 in the first quarter of 2014 to members of the corporate governance committee entitled to vote on a circular resolution in October 2013.
2.	Mr. Brenneman, Dr. Dallara, Mr. Kerr, Mr. Mayberry, Mr. O’Neill and Mr. Sobey attended one or more meetings with regulators, shareholders or shareholder representative groups in fiscal 2014.
3.	Ms. Aufreiter was appointed to the board and the audit and conduct review committee on August 25, 2014.
4.	Mr. Babatz was appointed to the board on January 28, 2014, and the audit and conduct review committee and executive and risk committee on April 8, 2014. He attended one executive and risk committee meeting by invitation and received an attendance fee.
5.	Mr. Chen earned US$16,500 in fees in fiscal 2014 for serving as a director of The Bank of Nova Scotia Asia Limited (C$18,592 based on the October 31, 2014 exchange rate of 1.12679).
6.	Dr. Dallara was appointed to the corporate governance committee on April 8, 2014. He attended one corporate governance committee meeting by invitation and three human resources committee meetings by invitation and received attendance fees.
7.	Mr. Mayberry retired from the board on April 8, 2014. He was given a gift on his retirement valued at approximately $1,486. In his capacity as Chairman, Mr. Mayberry had the use of a parking space, valued at $2,699. A $10,000 charitable donation was made in honour of Mr. Mayberry’s retirement. Mr. Mayberry did not receive any financial benefit from this donation.
8.	Mr. O’Neill was appointed Chairman of the Board on April 8, 2014. He was appointed a member of the audit and conduct review committee (previously he was the chair of the committee) and appointed to the corporate governance committee and human resources committee on April 8, 2014. He attended three corporate governance committee meetings and one human resources committee meeting by invitation before he was appointed a member and received attendance fees. Before he was appointed Chairman of the Board, Mr. O’Neill also received attendance fees for attending four audit and conduct review committee meetings and four executive and risk committee meetings as a member of those committees. Mr. O’Neill had the use of a parking space, valued at $3,779.
9.	Mr. Regent was appointed to the human resources committee and left the corporate governance committee on April 8, 2014. He attended four human resources committee meetings by invitation and received attendance fees.
10.	Mr. Sobey was appointed to the executive and risk committee, was appointed chair of the audit and conduct review committee (previously he was a member of the committee) and left the corporate governance committee on April 8, 2014. He attended one executive and risk committee meeting by invitation and received an attendance fee.
11.	Ms. Thomas was appointed to the corporate governance committee and left the audit and conduct review committee on August 25, 2014.

NEW FOR 2015

In October 2014, the corporate governance committee recommended, and the board approved, an increase in director compensation and a new, simplified flat fee structure for 2015. The new fee structure will take effect on May 1, 2015, subject to shareholders confirming the amendment to By-law No. 1 to increase the maximum amount that may be paid to directors in any year (you can read about the amendment on page 5).

The increase takes into consideration the increasing demands made of directors, including the increase in general expectations, the growth and complexity of our business, and meetings with regulators and stakeholders. These factors are in addition to the considerations discussed in our more general approach to director compensation.

Our new director fee structure reinforces director engagement and caps director fees, regardless of the number of meetings held during the year.

The new fee structure is simple, transparent and easy to administer. Instead of receiving a board retainer, committee retainers and attendance fees, directors will receive a single, annual board retainer. Directors will be required to take $120,000 of the new retainer in common shares or DDSUs, instead of $100,000. The Chairman’s retainer will continue to be higher than the retainer for other directors, and the committee chairs will continue to receive an additional chair retainer to recognize their additional responsibilities in these leadership roles.

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The table below shows the new fee structure. No other fees will be paid.

Annual board retainers
Chairman of the Board ($120,000 must be taken in common shares or DDSUs)	$400,000
All other directors ($120,000 must be taken in common shares or DDSUs)	$200,000
Annual committee chair retainers
audit and conduct review committee | executive and risk committee | human resources committee	$50,000
corporate governance committee	$25,000

Director share ownership

We believe it is important for our directors to have a significant stake in the bank and to align their interests with those of other shareholders.

Directors are required to hold $500,000 in common shares and/or DDSUs, which is five times the portion of the board retainer which must be taken in equity. They must maintain their equity investment while serving on the board. Directors who join the board after July 1, 2014 are also expected to own at least $50,000 in common shares within six months of joining the board (unless there are unique or exceptional circumstances). This applies to Ms. Aufreiter and Mr. Fatt, and they both met the requirement.

Directors are not allowed to monetize or hedge their economic interest in Scotiabank securities as DDSUs are not transferable and the use of short sales, calls or puts on the bank’s securities is prohibited under the Bank Act.

The table below shows the current guideline, and proposed changes for 2015.

All directors have met the current ownership guideline, except Ms. Aufreiter, Mr. Babatz, and Dr. Dallara who recently joined the board. These directors are accumulating equity in accordance with our requirements.

As President and CEO, Mr. Porter has an ownership requirement of seven times his base salary and he exceeds this requirement.

Current share ownership guideline	New share ownership guideline (as of May 1, 2015)
Directors who join the board after July 1, 2014 are expected to own at least $50,000 in common shares within six months of joining the board (unless there are unique or exceptional circumstances).	Same
Directors must own $500,000 in common shares and/or DDSUs. Directors have five years from November 1, 2013 (or their date of appointment) to meet the guideline.	Directors must own $600,000 in common shares and/or DDSUs. Directors have five years to meet the guideline.
Directors are required to take at least $100,000 of their annual board retainer in common shares or DDSUs, even after they meet the share ownership guideline.

Directors will be required to take at least $120,000 of their annual board retainer in common shares or DDSUs, even after they meet the share ownership guideline.

This change will take effect on May 1, 2015, subject to shareholders confirming the proposed amendment to By-law No. 1 increasing the maximum amount that may be paid to directors in any year (you can read about the amendment on page 5).

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GOVERNANCE

2	Governance

We believe good corporate governance is an essential foundation for strong performance, and fundamental to our success: it provides proper oversight and accountability, strengthens internal and external relationships, builds trust with our stakeholders and promotes the long-term interests of shareholders.

This section discusses how governance works at

Scotiabank, our board and its priorities, and what we expect from our directors.

A solid foundation of openness, integrity and accountability is key to maintaining strong, enduring relationships with our diverse stakeholders — shareholders, customers, employees and the broader community.

WHERE TO FIND IT
About the board	25
What we expect from our directors	31
Director development and assessment	34
Director compensation	20
Director share ownership	22
Committee reports	37

AN EFFECTIVE GOVERNANCE STRUCTURE

Oversight and accountability are the cornerstones of good governance. Shareholders elect the board to supervise the management of our business and affairs. The image below shows the reporting relationships between our shareholders, the board and its four committees, and management. The board approves formal mandates for the board, each committee and members of executive management. These mandates set out the key responsibilities and accountabilities for each role.

Management proxy circular	23

Important things to know

WE ARE HIGHLY REGULATED

Our corporate governance policies and practices are regulated by the Office of the Superintendent of Financial Institutions (OSFI), the Bank Act, the Canadian Securities Administrators (CSA), the SEC, and the two stock exchanges where our common shares are traded – the TSX and the New York Stock Exchange (NYSE).

WE ARE COMMITTED TO BEST PRACTICES

Our corporate governance practices meet or exceed the standards set out in the Bank Act, and the guidelines and rules of OSFI, CSA, TSX and the NYSE and SEC that apply to us.

Although we are not required to comply with most of the NYSE corporate governance rules that apply to U.S. domestic issuers, we meet or exceed these rules in all significant respects, except as summarized in the corporate governance section of our website.

The corporate governance committee reviews our corporate governance policies every year against changing regulations and emerging best practices. The board approves our corporate governance policies annually including any changes that enhance our policies and standards.

New in 2014 and 2015

•

In 2014, we strengthened our equity ownership requirements by raising the minimum amount of compensation directors must take in common shares or DDSUs each year, and requiring a minimum holding of common shares for new directors within six months of joining the board (see page 22 for details).

•

We are introducing a simplified, flat fee structure for director compensation, reinforcing director engagement and capping director fees, regardless of the number of meetings held during the year (see page 21 for details).

•	The corporate governance committee has engaged an independent external advisor to facilitate the board assessment process in 2015 (see page 36 for details).

WHAT WE DO

▶ 12 of the 13 nominated directors are independent
▶ Board committees are 100% independent
▶ We have had a separate Chairman and CEO since 2004
▶ We have individual (not slate) voting for directors
▶ We introduced a majority voting policy in 2005
▶ We have had term limits for directors since 2011
▶ We have director share ownership requirements
▶ We disclose directors’ holdings of Scotiabank equity
▶ Board committees have full authority to retain independent external advisors
▶ We limit the number of other public company boards our directors can serve on, and serve on together
▶ Over 30% of our directors are women. Our board diversity policy also includes age, gender, ethnicity, geographic background, experience and personal characteristics
▶ We have qualification requirements for serving on our audit and conduct review, executive and risk, and human resources committees
▶ The board and committees oversee the independence of the finance, risk management, compliance and audit functions
▶ The executive and risk committee and human resources committee meet jointly to discuss compensation risk
▶ Independent directors meet without management present at each board meeting
▶ We have a formal, annual board assessment
▶ Shareholders and other stakeholders can contact the Chairman of the Board, independent directors and committee chairs
▶ We have a formal director orientation and education program
▶ We have meeting attendance requirements for directors
▶ Directors meet with members of our international subsidiary boards

X WHAT WE DON’T DO

▶     We do not have a staggered board – all our directors are elected annually

▶    Management directors do not sit on board committees

▶     Our directors are not over boarded (no director can sit on more than four other public company boards)

▶     No director, executive or employee can monetize or hedge our common shares or equity-based compensation

▶     We do not have dual class shares, non-voting or subordinated voting shares

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About the board

The Bank Act requires a minimum of seven directors. At least two-thirds cannot be affiliated with Scotiabank and a majority must be resident Canadians. Our board normally has between 12 and 18 directors.

This year 13 directors are nominated for election, and the board is comfortable that this is an appropriate size to generate open and engaging discussions, to make sure the committees have the right combination of skills, and to allocate responsibilities appropriately. The board must approve any change to its size.

The board delegates day-to-day management of our affairs to executive management, up to certain limits.

STRUCTURE OF THE BOARD

Chairman of the Board

The Chairman of the Board is an independent director, responsible for leading the board in carrying out its duties and responsibilities effectively, efficiently and independent of management.

He presides over all board meetings, oversees the board committees and chairs all sessions with the independent directors. Independent directors met in camera at every board meeting in fiscal 2014. He is directly involved in director orientation, continuing education and the board assessment process.

The Chairman acts as a resource for management, advising the President and CEO on major strategic and business issues and corporate governance matters. The Chairman meets with OSFI (our primary regulator), shareholders and other stakeholders on behalf of the board, and may also meet periodically with members of the boards of directors of our subsidiaries.

Board committees

Four standing committees help the board carry out its duties and responsibilities. You can find descriptions of the committee mandates and membership in the committee reports starting on page 37. The corporate governance committee recommends committee composition (including committee chairs) to the board, reviews committee membership throughout the year and after the annual meeting once the board is elected.

Directors serve on at least one board committee. The Chairman is a member of all four committees, and each committee chair is a member of the executive and risk committee. The President and CEO does not sit on any board committees because he is not independent.

Each committee’s composition requirements comply with the CSA guidelines for corporate governance, the NYSE corporate governance rules for director independence that apply to us, Bank Act provisions for affiliated directors, and the OSFI corporate governance guideline.

As an executive committee of the board, the executive and risk committee can exercise certain powers of the board between board meetings, within the limitations set out by the Bank Act and as determined by the board from time to time. Only the board can issue securities, approve our financial statements and declare dividends, among other responsibilities.

About the committee chairs

Committee chairs must be independent directors. Each chair is responsible for:

•	facilitating the functioning of the committee independent of management
•	overseeing the orientation of new members
•	providing input to the Chairman and the chair of the corporate governance committee on succession plans for the committee’s composition, including the role of chair

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Our Chairman and CEO positions are separate. We have had an independent, non-executive Chairman of the Board since 2004.

Copies of the committee charters and mandates are posted in the corporate governance section of our website.

You can also find more information about the audit and conduct review committee in our 2014 AIF on www.sedar.com.

•	managing the operations of the committee to fulfill its charter and address any other matters delegated to it
•	setting the meeting agendas, presiding over all meetings, and ensuring that members have the information and resources they need to carry out their duties
•	reporting the committee’s discussions and decisions or recommendations to the board.

The corporate governance committee has also reviewed committee chair succession, in light of director term limits.

See the corporate governance section of our website for formal position descriptions explaining the roles and responsibilities of the board, Chairman, committees, committee chairs and individual directors.

NOMINATING DIRECTORS

The corporate governance committee serves as the nominating committee of the board and is responsible for:

•	determining the selection criteria for director candidates and board committees
•	maintaining a skills matrix of the required skills, experiences and competencies as part of board succession planning
•	proposing director candidates for the board’s review and approval.

The committee maintains an evergreen list of potential candidates that is developed with a view to required skills and our corporate governance policies, including diversity. It engages external advisors as necessary to help identify candidates with the appropriate skills and experience and also encourages current board members to recommend suitable candidates.

Before a candidate is nominated, he or she meets with the chair of the corporate governance committee, the Chairman, and the President and CEO to discuss the board’s expectations of director contribution and commitment. You can read more about key attributes and skills considered as part of our nominating process on pages 27 and 33.

MAJORITY VOTING POLICY

We adopted a majority voting policy in 2005 that requires any nominated director who is not elected by at least a majority of the votes cast, to tender their resignation from the board following the annual meeting.

In most cases, the board will accept the offer of resignation. The corporate governance committee can, however, recommend retaining the director when there are extenuating circumstances. The committee will consider all relevant factors, including why shareholders withheld votes, the director’s length of service, qualifications and contributions to Scotiabank, and our corporate governance policies. In any case, the board will disclose its decision in a press release within 90 days of the annual meeting. The board may appoint a new director to fill the vacancy if it accepts the resignation. You can find more information about our majority voting policy in our corporate governance policies on our website.

This policy applies only to uncontested elections  (elections where the number of nominated directors is the same as the number of directors to be elected).

KEY CHARACTERISTICS OF DIRECTORS

Independent

Having an independent board is one of the ways we make sure the board operates independently of management and makes decisions in the best interests of Scotiabank. Our independence standards, which require the majority of our directors to be independent, comply with the Bank Act Affiliated Persons Regulations, the CSA rules and the NYSE corporate governance rules. Our director independence standards can be found in the corporate governance section of our website.

92% of our nominated directors are independent. Brian Porter is the only non-independent, affiliated director because of his position as President and CEO.

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GOVERNANCE

We consider a director to be independent if he or she does not have a direct or indirect material relationship with Scotiabank, and have a three-step process for assessing independence:

1.	directors complete a detailed questionnaire
2.	the board reviews directors against the standards, considering all relevant facts and circumstances, including the relationship any potential director may have with us – and any relationship that their spouses, children, principal business affiliations and any other relevant individuals have with the bank
3.	directors declare any material interest in matters that come before the board.

Board diversity

Our board is composed of qualified professionals who have the requisite financial acumen and risk management experience to fulfill the board’s mandate and supervise management. Our current directors have a broad range of skills and experience – you can read about each director’s skills and experience in their profiles beginning on page 12.

The corporate governance committee regularly reviews board succession with a view to providing the board and committees with the right skills, qualifications and perspectives. We believe the best boards include a diverse mix of experience, gender, age, ethnicity, geographic background and personal characteristics, as described in our written board diversity policy, which the board adopted in 2013.

The committee looks for the most qualified candidates, male or female, based on the skill sets we have and the experience we need. It considers diversity criteria including gender, age, ethnicity and geographic background in assessing board composition and potential candidates. As part of its approach to board diversity, the bank is a signatory to the Catalyst Accord and aspires to have at least 25% of its members be women. The board has consistently had 20% or more female members since 2004, and 38% of this year’s nominated directors are women. The corporate governance committee considers the effectiveness of the diversity policy on an ongoing basis as part of its ongoing assessment of potential director candidates, and more formally on an annual basis as part of its review of our corporate governance policies. The effectiveness of this policy is also considered as part of our annual board assessment process.

Five of the nominated directors are women.

In 2013, we signed the Catalyst Accord as part of our new written board diversity policy. We have already met their “Call to Action”, as women represent 38% of this year’s nominated directors.

BOARD PRIORITIES

The board’s mandate is to:

•   supervise the management of the business and affairs of the bank

•    maintain the bank’s strength and integrity

•   oversee the bank’s strategic direction, its organizational structure, and succession planning for senior management roles

•   perform any other duties required by law.

The mandate incorporates the specific duties and responsibilities of bank directors set out in the Bank Act. Our directors and officers abide by the Bank Act’s requirement that they act honestly and in good faith, and with the diligence and skill of a reasonably prudent person.

A copy of the board mandate is posted in the corporate governance section of our website.

1. Strategic direction

The board oversees our strategic direction and holds management accountable for executing our strategy and delivering strong performance. New strategic initiatives and significant acquisitions and investments must be presented to the board and/or the executive and risk committee for review and approval.

The board participates in our strategic planning process throughout the year by:

•	reviewing and approving our strategic plan, taking into account the opportunities and risks of our businesses
•	approving the annual capital plan and profit plan
•	regularly scrutinizing management’s execution of business plans and their results
•	reviewing our strategic plan against our risk appetite framework
•	approving our capital management policy and overseeing that appropriate strategies are in place to mitigate risk

Management proxy circular	27

•	assessing our corporate performance and the performance of our business lines against:
•	financial and other objectives established in the business plans
•	past performance
•	industry peers.

The board also dedicates at least one meeting every year to strategic planning and approves our strategy. In 2014, the board held two sessions dedicated to strategy.

2. Risk oversight

Our risk management framework sets the foundation for managing our principal risks across the enterprise. The board approves our overall risk strategy, including major risk policies and our risk appetite framework, which sets out limits and the appropriate balance of risk and reward.

We diversify risk across business lines, geographies, products and industries. Risk is managed through three levels of accountability:

•    business lines

•    global risk management and other control functions

•     internal audit (for independent monitoring and oversight).

A changing regulatory landscape and the global financial and economic crisis prompted the board and committees to devote more time to risk oversight.

Management keeps the audit and conduct review committee and the executive and risk committee up to date on regulatory developments, and informs the board of any material developments in our relationship with OSFI. The board meets with OSFI to discuss regulatory matters and the results of their supervisory activities.

The committees focus on how we identify and manage our principal business risks:

•	audit and conduct review committee – responsible for internal control and audit procedures and external audit
•	corporate governance committee – responsible for governance policies, practices and trends and board succession plan
•

executive and risk committee – responsible for reviewing our risk appetite framework, credit risk appetite, crisis management (recovery) plan, and other key policies; on a quarterly basis receives a comprehensive summary of the bank’s risk profile and performance of the portfolio against defined goals

•	human resources committee – responsible for compensation principles, pay for performance and leadership strategy, and identifying employees who may have a material impact on our risk exposure.

Management’s compensation review committee also reviews the compensation of key employees whose roles could have a material effect on risk, including a cross-section of senior executives in control and stewardship functions (you can read more about the committee on page 52).

Internal controls and management information systems

The board oversees the integrity and effectiveness of our management information systems and internal controls and approves our internal control policy.

The work is carried out mainly by the audit and conduct review committee, which:

•    oversees our key controls over financial reporting

•    sets aside time at each meeting to meet with the Chief Auditor, Chief Financial Officer, Chief Compliance and Regulatory Officer and the independent auditors without management present

•	receives regular reports from management and the internal audit department on the design and operating effectiveness of our internal controls and any significant deficiencies or material weaknesses
•	oversees our whistleblower policy and procedures and approves procedures for receiving, filing and resolving complaints about accounting or auditing matters.

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GOVERNANCE

Disclosure controls and procedures

Our disclosure controls and procedures make sure all material information is gathered and communicated to senior officers and the board accurately and regularly.

Our disclosure policy sets out our commitment to promptly release material information in a fair, accurate and timely way to stakeholders. Our disclosure committee, which is composed of senior officers, is a key part of this process and is responsible for:

•	evaluating events to determine whether they give rise to material information that must be publicly disclosed and the timing of that disclosure
•

reviewing our core disclosure documents (management proxy circular, annual and quarterly consolidated financial statements and related MD&A, the AIF, Form 40-F and press releases) before distribution to the board for review and approval and public release

•	reviewing and updating our disclosure policy and practices (at least annually).

The disclosure committee reports to the President and CEO. Committee meetings are chaired by the Executive Vice President, General Counsel and Secretary. The Chief Financial Officer, Senior Vice President, Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally. We also hold calls with analysts and investors after we release our quarterly financial results. Shareholders and others can listen to these discussions by telephone or over the internet.

Shareholders, customers and other stakeholders can access information about Scotiabank on our website and through our investor relations department. Questions from media and the general public are usually referred to our public and corporate affairs department. Customer complaints are handled by individual branches and the Office of the President, and they consult other departments as necessary.

3. Leadership development, diversity and assessment

Leadership development

Leadership is a focus priority for the bank.

Our leadership strategy is focused on enhancing our leadership pool by having greater depth, more diversity and deploying our leaders across the global bank to better reflect our customers and markets. With operations in more than 55 countries, our international platform allows us to identify and develop individuals who have the ability, aspiration and engagement to succeed at executive level roles in the organization. Over the past year, our priority has been to shape the leadership team and bring management closer to customers, markets and businesses, accelerating the development of our most senior leaders, and selective external recruitment.

The board oversees our leadership strategy with the support of the human resources committee. The President and CEO and the Chief Human Resources Officer, together with the human investment committee, are responsible for this strategy; a senior executive is responsible for the day-to-day management. The human resources committee reviews the effectiveness of the strategy and approves the mandates of the President and CEO and all executive officers. It also reviews the qualifications, experience and capabilities of all executive officers, assesses candidates for our most senior roles (including the President and CEO) and recommends senior executive appointments to the board for approval. The board and management together interact formally and informally with executive-ready and executive-potential leaders, in board and committee meetings, and at educational seminars, board dinners and off-site meetings.

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Leadership diversity

As Canada’s most international bank, our geographic footprint and diverse operations uniquely position us to leverage the broadest range of skills, knowledge and talent. We believe that the diversity and inclusiveness of our employees strengthens our position and potential and will drive our business performance. At Scotiabank, we enable and support a culture that values and respects cultural differences, experiences and beliefs.

In 2014, we launched a diversity and inclusion council that includes our most senior leaders across the organization. Chaired by the President and CEO, the council has a mandate to focus on the diversity strategies and priorities required to deliver on our business goals. Its primary objectives are to:

•	promote a culture of inclusion and diversity of perspective for better business results
•	embed diversity and inclusion in strategic business initiatives
•	enhance leadership development specific to open-mindedness and cross cultural awareness.

We are committed to creating opportunities that enable all employees to reach their full potential. A key component of our diversity and inclusion approach is the identification, development and advancement of women globally. This priority is embedded in our talent management processes and supported through regular measurement and reporting.

We measure the representation of women at all levels to gauge our progress, including the emerging leader, vice president and above, and the executive leader segments. However, to effect meaningful and sustainable change at the executive leader level, we believe it is critical to focus our efforts at the emerging leader level so that we have the broadest and highest quality talent pipeline possible. As a result, in lieu of an organizational target for representation of women at the executive officer level, the President and CEO and the bank’s most senior leaders have committed to measure ‘Women New to the VP+ Pool’ which is part of the bank’s internal scorecard.

The table below shows our targets (which were either achieved or exceeded) and results for fiscal 2014:

Women new to the VP+ pool[1]	Fiscal 2014 target range	Results as at October 31, 2014
Canada, U.S. and U.K.	40 - 50%	44%
International (excluding the U.S. and U.K.)	20 - 25%	29%

1.	The two target levels reflect the differences and challenges in these regions.

Our focus on identification and professional development positions us well to strengthen the representation of women at the executive level over the long term. As of January 31, 2015, 29% or five of the bank’s 17 executive officers were women.

Assessment and succession planning

The human resources committee, along with the executive and risk committee and the audit and conduct review committee, oversees succession planning of senior management, including our four control functions – audit, compliance, risk and finance. As a member of the human resources committee, the Chairman is directly involved in overseeing the succession plans for key senior management roles.

The human resources committee is responsible for the performance management of the President and CEO. The committee assesses his performance against his board-approved mandate and the short- and long-term objectives that are established at the beginning of the year. The board reviews the assessment, as well as the performance assessments of the other named executives and senior officers.

The board is responsible for selecting, retaining and, if necessary, replacing the President and CEO. It maintains a contingency plan to mitigate business risk and ensure we continue to operate prudently in the event the President and CEO position suddenly becomes vacant.

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GOVERNANCE

What we expect from our directors

We expect directors to devote the necessary time to board and committee duties, to always exercise independent business judgment and to act in our best interest.

INTEGRITY AND ENGAGEMENT

Directors must:

•   maintain high standards of integrity

•    act honestly and in good faith, and with the diligence and care of a reasonably prudent person, consistent with Bank Act requirements

•   comply with our guidelines for business conduct, including the whistleblower policy and procedures and internet/email code of conduct (see below) and the directors’ addendum concerning conflicts of interest and any other supplementary guidelines

•    use sound judgment

•   avoid conflicts of interest

•   fulfill their responsibilities to the board and committees

•    review all meeting materials to diligently prepare for each board and committee meeting

•   actively participate in meetings and seek clarification from management to fully understand the issues and make informed recommendations as appropriate

•   protect our information and keep all discussions confidential

•   be active and engaged

•    continuously advance their knowledge of our business and relevant national and international developments so they can make a meaningful contribution

•    review and approve our strategic direction and business plan, and regularly assess our financial and business line performance against the plan

•    understand the risks of our business model and how they relate to our strategy and risk appetite framework

•   understand our regulatory environment

•    participate in continuing education for directors

•   attend at least 75% of all board and committee meetings.

The chair of the corporate governance committee meets with any director who does not meet our attendance requirements, and recommends to the board whether or not the director should continue to serve.

Guidelines for business conduct

Our guidelines for business conduct are guiding principles for ethical behaviour at Scotiabank. They promote adherence to the laws and regulations that apply to us. The board approves the guidelines, including any amendments, and the audit and conduct review committee monitors compliance with the guidelines.

Everyone is required to review the guidelines, including the whistleblower policy and procedures and the internet/email code of conduct, when they join the bank or the board. They must also confirm in writing every year that they understand and have complied with the guidelines. Directors must also read and consent to the directors’ addendum concerning conflicts of interest. None of these guidelines can be waived for directors or executives, unless the board approves and discloses the waiver according to securities law. The board did not grant any waivers in 2014.

Scotiabank’s guidelines for business conduct, including our whistleblower policy and procedures and director’s addendum, can be found in the corporate governance section of our website.

Avoiding conflicts of interest

Directors must disclose:

•  their business and personal relationships with the bank and other companies or entities they have relationships with

• if they have a conflict of interest with a matter to be discussed by the board, and must not participate in any board or committee discussions or vote on the matter.

The board complies with all Bank Act requirements relating to conflicts of interest. The audit and conduct review committee monitors compliance and informs the board of any material deviations and corrective action taken.

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Reporting a concern

The whistleblower policy is a control to help safeguard the integrity of our financial reporting and business dealings, and to support adherence with the guidelines for business conduct. It protects employees who make a report in good faith.

All directors, officers and employees must immediately report any concerns they have about financial reporting or suspected fraudulent activity, a breach of the guidelines and other compliance policies, or retaliation against an individual who reports a concern.

The following reporting channels are available under the policy:

•    calling the special toll-free hotline or going online to make an anonymous and confidential report (the hotline and website are maintained by an independent third party)

•    all concerns can be raised with the Chief Auditor. Concerns relating to regulatory compliance, breaches of business conduct or other compliance policies can be directly escalated to global compliance

•    an external party can raise a concern by contacting the Office of the President (see the back cover).

A director can speak to the chair of the audit and conduct review committee or corporate governance committee, or the Chairman, if he or she has a concern. All credible reports are investigated internally or by an independent external party, and appropriate action is taken. Significant concerns are raised with the chair of the audit and conduct review committee and senior executives.

TENURE AND TERM LIMITS

Our term limits set out the maximum period of time that directors can stand for re-election, and do not provide guaranteed tenure. The board believes that term limits, director independence assessments and the board evaluation process collectively help the board make sure that effective and independent-minded directors are nominated for election by shareholders and are important elements in succession planning for the board.

The board approved term limits for directors in 2011 and for committee chairs since 2012:

•     directors appointed or elected before December 3, 2010 must retire on the earlier of (1) April 1, 2021, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term

•     directors appointed or elected after December 3, 2010 must retire on the earlier of (1) the completion of a 15 year term, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term

Our nominated directors have an average tenure of 6.2 years. Shareholders elect directors annually for a one-year term. Shareholders vote for individual directors, not a slate.

•    a director can serve as a committee chair for three years, and for another two years with the board’s approval

•     the date each director is not eligible for re-election is set out in the director profiles beginning on page 12.

Resignation policy (change in principal occupation)

A director must offer to resign when his or her principal occupation changes. This allows the board the opportunity to assess how the change affects the composition of the board. A bank officer who is also a bank director, is deemed to have resigned as a director when he or she ceases to be employed as an officer, unless the officer is a former CEO and the board has requested that the individual remain on the board for a fixed period.

SERVING ON OTHER PUBLIC COMPANY BOARDS

Directors bring the most to the board when they act independently and can devote the necessary time to fulfill their responsibilities, so we limit the number of public company boards they can serve on:

•    directors who are chief executive officers or senior executives of public companies should not hold more than two other public company directorships (including the board of the company of which he or she is CEO or a senior executive officer)

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•   directors who are employees of private companies or other private entities, or employees of public companies (other than senior officers) should not hold more than four public company directorships (including the board of the company they are an employee of)

•   all other directors should not serve on more than five public company boards

•    directors cannot serve on the audit committee of more than three public companies

•   directors cannot serve on the board of an unaffiliated financial institution without approval.

The corporate governance committee can use its discretion to grant exceptions to the above limits in certain circumstances, but these exceptions must be reported to the board. No exceptions have been granted to any of the nominated directors.

Board interlocks

We also limit the number of other boards our directors can serve on together. Only two directors can serve together on the same public company board without the consent of the corporate governance committee.

The board reviews potential conflicts of interest and board interlocks every year. Two directors currently serve together on the board of BCE Inc.

	Board	Committee memberships
Ronald Brenneman	BCE Inc.	Management resources and compensation (chair) Pension fund
Thomas O’Neill	BCE Inc. (chair)	–

SKILLS AND EXPERIENCE

Our current directors are prominent business and community leaders. They bring a wealth of experience to the board, generate public confidence, know our businesses and are familiar with the geographic regions where we carry on business. The nominated directors’ backgrounds, skills and experience, taken as a whole, equip the board to carry out its duties and supervise the bank’s business and affairs.

Skills matrix

To serve on our board, directors must have considerable experience in leadership and strategy. In addition, each of the directors has identified five other key areas of experience in consultation with the corporate governance committee. The committee developed the skills matrix below based on this consultation and agreement on each director’s key areas of experience.

	N. Aufreiter	G. Babatz	R. Brenneman	C.J. Chen	C. Dallara	D. Dodge	A. Everett	W. Fatt	J. Kerr	T. O’Neill	B. Porter	A. Regent	I. Samarasekera	S. Segal	P. Sobey	B. Thomas
Key areas of experience
Accounting/Audit
Capital markets
Corporate social responsibility
Finance
Financial services
Governance
Human resources
Public policy
Risk management

The corporate governance committee also maintains a detailed matrix of each director’s general areas of experience (such as technology, marketing, regulatory and compliance), education, language skills and business experience in regions where we do business. It uses these matrices to assess board composition, plan board succession, and assess potential director candidates (you can read more about nominating directors on page 26).

Management proxy circular	33

Director development and assessment

Directors must understand the nature and operation of our business – including the size, complexity and risk profile of the bank – and stay current with governance, regulatory, risk, business, industry and other key issues to be effective members of our board. The board has approved a guideline on director orientation and continuing education, which outlines our commitment to director education, the responsibilities of the corporate governance committee, and what our education and orientation programs will cover. We expect all directors to participate in our education programs and suggest topics for seminars, briefings or reports.

ORIENTATION

Our orientation program helps new directors increase their understanding of their responsibilities and the bank’s operations as quickly as possible, so they can be fully engaged and contribute to the board and committees in a meaningful way.

New directors receive the following reference materials:

•

an orientation package – explains key legal requirements, our by-laws, directors’ duties and responsibilities, bank and board policies and procedures, organizational charts, an overview of our business lines and copies of our disclosure documents

•

our corporate governance information book – contains information about our corporate governance practices and policies, the board and committees, the Bank Act and other legal requirements, insider reporting and our guidelines for business conduct.

They also:

•	meet with the President and CEO, heads of control functions and other executive officers throughout the year
•	may attend committee meetings for educational purposes before becoming a member
•	review the bank’s crisis management (recovery) plan and have the opportunity to discuss it with management.

CONTINUING EDUCATION

Our continuing education program keeps directors up to date on regulatory developments, business initiatives and other issues affecting the bank’s operations, so they can carry out their responsibilities more effectively.

We hold information sessions on significant, complex or specialized aspects of our business operations and organize one off-site board meetings every year to familiarize directors with our regional and international operations and to meet local senior management. In 2014, our board met in Kelowna, British Columbia as part of our annual meeting of shareholders, and in Mexico City. As part of the board meeting in Mexico, the board had the opportunity to meet with local customers and management, local regulators and members of our subsidiary board of directors.

34	Scotiabank

GOVERNANCE

Director education in 2014

Session	Date	Attended by or received materials
Canadian Banking – Credit card growth in Canada Educational session on the credit card business	December 2013	board

Portfolio overview

Educational sessions by Global Risk Management on various portfolios of the bank, such as financial services, aerospace and shipping, pipelines, refineries and petrochemicals, telecom and media, mining, agriculture, automotive, real estate, consumer and healthcare

	All executive and risk committee meetings in 2014	executive and risk committee
Risk management Quarterly enterprise risk management reports addressing credit, market, liquidity, operational, stress testing, capital, information technology, insurance, emerging and other risks	Quarterly	board executive and risk committee
OSFI regulatory update Educational update by compliance on various regulatory matters including compliance, risk management, corporate governance and areas of focus	December 2013 March 2014 May 2014 August 2014 September 2014	audit and conduct review committee executive and risk committee
Scotiabank pension plan Educational session by Global Human Resources/Total Rewards on the Scotiabank pension plan	January 2014	board
Subsidiary governance developments Report on international and domestic corporate governance developments affecting the bank’s subsidiaries	January 2014	board
Mutual funds Educational sessions by Global Wealth Management and McKinsey & Company on the Canadian retail asset management industry and the trends in this business segment	January 2014 September 2014	board
International Banking – Caribbean region overview Educational session on the Caribbean Region, including the economic environment, a financial review, key risks	March 2014	board
Global risk management and global compliance Director orientation sessions (open to all board members)	March 2014	board
Investor relations report Educational update by Investor Relations on the bank’s shareholder profile, investor relations program, key investor issues, analysts and rating agencies	March 2014	board
B.C. and Yukon regional update Presentation by Canadian Banking management on customer, business and general economic developments in the region	April 2014	board
Shadow banking Written report to the board and presentation to the executive and risk committee on shadow banking	June 2014	board executive and risk committee
Global Banking & Markets – Global fixed income Educational session on Global Fixed Income challenges and initiatives	August 2014	board
Finance and internal audit Director orientation sessions (open to all board members)	August 2014	board

The Canadian Domestic Systemically Important Banks Recapitalization Regime and Bail–in Debt

Written and oral reports on the Canadian Domestic Systemically Important Banks’ Recapitalization Regime and Bail-in debt

	August 2014 September 2014	board
Public company board expectations Written report to the board on the expectations of public company directors	September 2014	board

Corporate social responsibility

Briefing session by Public and Corporate Affairs/Corporate Social Responsibility on how the bank manages economic, social and environmental impacts and its relationship with stakeholders

	September 2014	corporate governance committee
Mexico Meeting with Grupo Financiero Scotiabank Inverlat, S.A. management and independent directors, regional update and a briefing on the energy sector	October 2014 (2 days)	board

Management proxy circular	35

ACCESS TO INFORMATION

We use a secure electronic delivery system to promptly disseminate information, so directors have timely access to materials and other information to carry out their responsibilities. Directors access their board materials, management updates and other key information on this portal.

All of the nominated directors are members of the Institute of Corporate Directors (ICD) and can access ICD events. The ICD supports director education and advocates for best practices in governance.

BOARD ASSESSMENT

The corporate governance committee is responsible for board assessment and uses a two-part process to encourage full and frank feedback. It completes this assessment every year and in 2014 confirmed that the board and its committees were performing well. In 2015, the committee plans to work with an independent external advisor to facilitate the process.

Questionnaire

•	assesses the board, committees, committee chairs and the Chairman against their mandates
•	includes specific and open-ended questions for feedback on a range of topics including the board’s access to, and communications with, management
•	seeks feedback on the board education and orientation program
•	submitted to the Secretary’s department to preserve confidentiality, and the Assistant Secretary prepares a summary report for the corporate governance committee

Personal interview

•	lets directors provide candid feedback about board effectiveness, committee performance, individual performance, governance and any other issues relating to board effectiveness or operations
•	provides an opportunity to comment formally on management’s performance and engagement with the board
•	facilitates a peer review process so that directors may comment on their peers’ contributions to the board and its committees, and any concerns they may have
•	Chairman leaves toward the end of the interview to encourage open and frank discussion of his role and the board’s operations

Report to the board

•	committee chair and Chairman review the results and develop recommendations
•	committee chair reports the findings, including key themes, trends and recommendations to the board

Follow-up

•	committee chair and Chairman develop a process for addressing issues, monitoring progress and reporting back
•	action plan may involve working with other committee chairs as appropriate

The board reviews the assessment process annually and revises it as necessary to reflect evolving governance rules, best practices and any changes to the board mandate and committee charters. Directors are also encouraged to approach the Chairman and the corporate governance committee chair at any time about any comments or concerns.

36	Scotiabank

GOVERNANCE

Committee reports

The board has four standing committees. The committee reports below describe each committee’s key responsibilities, activities and meetings in fiscal 2014. The members listed are the committees’ current members.

Each committee sets aside time at each meeting to meet without management present. They can also engage external advisors or consultants as necessary, and approve their contracts and fees. All committees are composed solely of independent directors.

AUDIT AND CONDUCT REVIEW COMMITTEE

Paul Sobey (chair, financial expert)

Nora Aufreiter

Guillermo Babatz (financial expert)

Charles Dallara

Thomas O’Neill (financial expert)

Aaron Regent (financial expert)

Susan Segal

meetings: 7

The committee met separately with KPMG at each meeting.

The Chief Financial Officer, Chief Auditor and Chief Compliance and Regulatory Officer attended each committee meeting and each met separately in camera with the committee, other than at the meeting specifically called to assess each officer’s effectiveness.

The committee met in camera without management present at each of its meetings.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

The audit and conduct review committee is primarily responsible for overseeing the integrity of our: financial reporting, compliance with legal and regulatory requirements, internal control functions and our relationship with the external auditors. All of the members of the audit committee are financially literate within the meaning of the CSA rules, and four members are “financial experts” as defined by the SEC. For more details on the audit committee’s activities, duties and responsibilities, see our 2014 AIF on SEDAR (www.sedar.com) and the committee’s charter in the corporate governance section of our website.

Financial reporting – oversees the quality, integrity and timeliness of our annual and quarterly financial reporting. Reviews financial and earnings press releases before they are released to the public.

Compliance and conduct review – fulfills the role of conduct review committee as required under the Bank Act, including reviewing transactions with related parties and monitoring procedures for resolving conflicts of interest. Oversees our global compliance with legal and regulatory requirements.

Internal controls – oversees internal control procedures and their effectiveness. Communicates directly with internal audit and oversees their effectiveness.

External auditors – oversees their audit and evaluates their independence and other qualifications. Communicates directly with them, and recommends to the board their reappointment, subject to shareholder approval.

Oversight of control functions – oversees our finance, global compliance and internal audit functions and their independence, and assesses the effectiveness of the heads of each function.

2014 highlights

•   reviewed and recommended the bank’s annual and interim consolidated financial statements and related MD&A, financial news releases, AIF and Form 40-F to the board for approval, and discussed accounting changes for 2014 and 2015

•   reviewed the pre-approved services to be performed by the external auditors each quarter, reviewed the auditors’ audit plan and oversaw the audit, which included the auditors’ opinion on the effectiveness of our internal control over financial reporting. Recommended the auditors’ fees for 2014 to the board for approval and assessed their performance. Reviewed and discussed the annual external audit report

•    approved a new policy that sets out the criteria for tendering the contract for the role of external auditor

•    reviewed and monitored our internal control framework. Reviewed and approved our internal control policy and recommended it to the board for approval

•    received reports on related party transactions and reviewed the President and CEO’s annual declaration of employee, director and officer compliance with the guidelines for business conduct

•   reviewed and discussed the quarterly internal audit reports, including on our internal control, risk management and governance processes. Reviewed the audit results, approved the annual audit plan and areas of changing importance

•    received updates on key areas of our domestic and international businesses and the related risks

•    reviewed quarterly and annual reports about our global compliance programs, including the anti-money laundering and anti-terrorist financing program and met with the Chief Anti-Money Laundering Officer

•   reviewed management’s reports on regulatory findings and legal actions against us and our subsidiaries and discussed significant legal actions with the General Counsel and the Deputy General Counsel

•    approved the mandates of the Chief Financial Officer, Chief Auditor and Chief Compliance and Regulatory Officer and assessed each officer’s effectiveness

•    approved the mandates of the internal audit, global compliance and finance departments; oversaw their independence, assessed their effectiveness, reviewed their succession plans and reviewed and approved their resources, budgets and organizational structures

•   reviewed and recommended board approval of the directors’ report to OSFI on conduct review activities handled in the past fiscal year

•   retained an independent third party to review the effectiveness of our global compliance function

Management proxy circular	37

CORPORATE GOVERNANCE COMMITTEE

Ashleigh Everett (chair)

C.J. Chen

Charles Dallara

Thomas O’Neill

Indira Samarasekera

Susan Segal

Barbara Thomas

meetings: 6

The committee met in camera without management present at each of its meetings.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

The corporate governance committee serves as our nominating committee, oversees our governance culture and advises the board on ways to enhance our governance standards and practices, consistent with changing regulations and emerging best practices.

Board composition and succession – recommends the composition of each committee. Identifies and recommends qualified director candidates and oversees succession planning for the board. Manages the skills matrix to ensure proper board composition and succession planning strategies and considers the appropriate mix of skills and experiences to meet board needs and properly oversee the bank’s business.

Governance standards and practices – develops and maintains proper independence standards and a director education program. Maintains key corporate governance policies, including the board diversity policy.

Corporate social responsibility – oversees disclosure trends and practices in non-financial reporting, including corporate social responsibility, and our performance in those areas.

Assessment – manages the board, committee and director assessment process and assists the Chairman in developing an action plan to address any issues or concerns arising from the assessment process.

2014 highlights

•    reviewed board composition, diversity (gender, age, ethnicity and geographic background), length of service, skills and experience and assessed potential director candidates

•    reviewed the composition of each committee for balance and opportunities to enhance skills and gain new perspectives

•    recommended to the board for approval the appointment of Mr. O’Neill as non-executive Chairman upon the retirement of Mr. Mayberry in April 2014

•    recommended to the board for approval changes to board committee composition with a view to committee and committee chair succession planning

•    reported to the board on the annual board assessment results, including the director questionnaires and interviews. No material issues were raised as part of this process. The Chairman and the committee chair adopted a process to address issues raised.

•     reviewed updates on regulatory developments and corporate governance initiatives, and recommended to the board for approval changes to our corporate governance policies, committee charters and other mandates

•     reviewed and recommended meeting schedules for board approval, including off-site meetings to familiarize directors with our regional and international operations and meet with local senior management

•     administered our director orientation and education program

•    reviewed potential director candidates and recommended Ms. Nora Aufreiter as a new director. Ms. Aufreiter was appointed to the board in August 2014.

•     reviewed and recommended our corporate governance disclosure in the circular to the board for approval

•     reviewed shareholder proposals and recommended responses to the board for approval

•     reviewed director compensation and recommended to the board, for approval, an increase in the share ownership guidelines and the move to a flat fee structure in 2015

•     reviewed potential external advisors and retained an independent advisor to facilitate an independent assessment of board effectiveness in 2015

•     reviewed the bank’s corporate social responsibility strategy and proposed changes in reporting, and international trends in this area

38	Scotiabank

GOVERNANCE

EXECUTIVE AND RISK COMMITTEE

Ronald Brenneman (chair)

Guillermo Babatz

David Dodge

Ashleigh Everett

John Kerr

Thomas O’Neill

Paul Sobey

meetings: 11

The Chief Risk Officer attended the nine
regularly scheduled committee meetings
and met in camera with the committee
at eight meetings.

The committee met in camera without
management present at eight meetings.

The committee reviewed its mandate and
is satisfied that it carried out its duties
and responsibilities.

The executive and risk committee is primarily responsible for risk oversight and advising executive management on highly sensitive matters and major strategic issues.

Oversight of risk function – oversees our global risk management function, their independence and overall effectiveness, including the effectiveness of the Chief Risk Officer.

Risk appetite framework – recommends our risk appetite framework to the board for approval.

Risk oversight – reviews and approves our principal risks, including credit, investment, liquidity, operational, insurance and market risks. Reviews and approves significant industry, market and portfolio risks and limits. To manage compensation risk, meets with the human resources committee to jointly review and recommend key elements of our executive compensation program, including plan design, targets, metrics and potential payouts.

Strategic advice and counsel – examines public issues facing the bank and reports on them to the board. Advises executive management on strategic issues and highly sensitive matters, including mergers and acquisitions.

2014 highlights

•   discussed and advised management on the bank’s decision to sell its investment in
CI Financial Corp.

•    reviewed our 2014 risk appetite framework and its alignment with our strategic plan, and recommended this, along with the enterprise-wide risk management framework, to the board for approval

•    reviewed industry sector analyses and significant credit and market risk exposures throughout the year

•    reviewed and recommended to the board for approval, our credit risk policy and credit risk appetite

•    reviewed global risk management’s quarterly reports on the bank’s risk profile, including reviews of our risk management programs and our credit, market, liquidity, operational, stress testing and economic and regulatory capital risks. Also discussed the top emerging risks each quarter

•   reviewed and recommended risk-related policies and management programs to the board for approval, including our country and cross border risk management guidelines, market and structural risk management policy, catastrophic risk management policy, liquidity risk and collateral management policy, environmental policy, information technology risk management policy, and operational risk management policy

•    reviewed and approved our crisis management (recovery) plan with management and presented it to the board and OSFI. Also reviewed our financial crisis management program (recovery plan policy and financial crisis management program framework) and recommended it to the board for approval

•   reviewed management’s report on reputational risk management and the activities of the reputational risk committee

•    oversaw the independence of global risk management, assessed the effectiveness of the department and reviewed its succession plans, approved the mandates for the department and the Chief Risk Officer, and reviewed and approved the budget, organizational structure and resources of global risk management

•   held five joint meetings with the human resources committee to review risks associated with executive compensation and incentive plans and discuss the performance assessment of the Chief Risk Officer

•    reviewed reports from regulators relating to key areas of risk

•   met with business line heads to discuss risk considerations, exposures and commercial initiatives in particular areas of their business

•   the chair of the committee regularly met with the chair of the audit and conduct review committee to discuss risk considerations and agenda items for each committee

Management proxy circular	39

HUMAN RESOURCES COMMITTEE

John Kerr (chair)

Ronald Brenneman

Thomas O’Neill

Aaron Regent

Indira Samarasekera

Barbara Thomas

meetings: 9

The committee met with its independent
advisor at each meeting and jointly with
the executive and risk committee
five times.

The committee met in camera without
management present at each of its
meetings this year.

The committee reviewed its mandate and
is satisfied that it carried out its duties
and responsibilities.

The human resources committee is responsible for overseeing our human resources and compensation program and practices (total rewards including salary, incentive plans, pension plans and benefits and our executive compensation program specifically) and leadership succession. None of the committee members is currently a CEO of a public company.

Compensation philosophy and human resources policies and practices – makes sure they align with our pay for performance strategy and risk appetite. Reviews our compensation program and makes recommendations to the board. Oversees administration of our pension plans.

Compensation governance – reviews evolving governance practices and the alignment of our compensation policies with best practices of the Financial Stability Board (FSB), Institute of
International Finance, Financial Conduct Authority and the CCGG.

Executive compensation – oversees all aspects of our executive compensation program and our incentive plans in particular. Establishes share ownership guidelines and requirements after retirement. Assesses the performance of the senior leadership team and makes compensation recommendations to the board. Reviews and recommends our compensation disclosure to the board for approval.

Managing risk – meets with the executive and risk committee to jointly review and recommend all key elements of our incentive plans, including plan design, targets, metrics and potential payouts.
Seeks independent advice and input from a third party advisor.

Leadership and succession planning – oversees management succession plans to ensure effective leadership.

2014 highlights

•       made changes to the funding framework for the annual incentive plan to strengthen the focus on our key financial and non-financial metrics and strategic alignment

•       reviewed the design and competitiveness of the bank’s equity-based compensation programs

•       recommended a change to the stock option plan including longer vesting and an overall reduction of the weight of options in the compensation mix

•       oversaw the redesign of the executive compensation disclosure in the circular

•       met with the bank’s Chief Auditor to review the independent review of the alignment of our executive compensation program with FSB Principles for Sound Compensation Practices and Implementation Standards

•        reviewed risks associated with the design and funding of our material executive compensation plans with the executive and risk committee and the Chief Risk Officer

•        oversaw changes related to new regulatory requirements in our European operations

•        reviewed the design, effectiveness and competitiveness of our benefits programs globally

•        reviewed the funding, performance and the investment strategy of the Scotiabank pension plan and the global governance framework

•        reviewed our executive pension arrangements, including plan design, competitiveness, costs and governance trends

•        recommended the compensation for the President and CEO and his direct reports and all executive vice presidents

•        reviewed the mandates for all executive vice president roles and above

•        continued to oversee management’s execution of the leadership strategy and succession planning process to enhance the depth and breadth and diversity of executive talent, develop top leaders, increase spans of control, provide clearer accountability and place management closer to customers, markets and businesses

•        heightened focus on executive development for the bank’s most senior leaders (new initiatives include a leadership development assessment, a new global executive program, and a corporate approach to managing the executive leadership pipeline)

•       met with regulators, shareholders and other stakeholders to foster a dialogue on our approach to executive compensation and receive feedback

40	Scotiabank

EXECUTIVE COMPENSATION

3	Executive compensation

At Scotiabank, we believe executive compensation is key to helping us achieve our strategy, and we design and oversee it with this goal in mind.

This section discusses our executive compensation

program, and the process we use to make compensation decisions that are appropriate, based on our performance, and in line with our risk appetite. It also tells you how we performed in 2014, the compensation decisions we made this year, and how those decisions reflect our performance.

OUR NAMED EXECUTIVES THIS YEAR

Brian J. Porter President and Chief Executive Officer
Sean D. McGuckin Executive Vice President and Chief Financial Officer
J. Michael Durland Group Head, Global Banking & Markets
Christopher J. Hodgson Group Head, Global Wealth & Insurance
Anatol von Hahn Group Head, Canadian Banking

Dear fellow shareholders,

As I reach the end of my term as a Scotiabank director and my last year as chair of the human resources committee, I am proud of what the committee has achieved both from a leadership and

Message from the chair of the human resources committee

pay-for-performance perspective.

On the leadership side, the committee has devoted a considerable amount of time to succession planning: we have installed a new President and CEO and overseen a major shift in senior management to ensure the bank has the right people in the right positions to lead our future growth.

On the compensation side, we believe it is important to be clear about how we design and oversee our compensation program, and this year we have paid particular attention to how we explain the link between executive compensation and the bank’s strategy and focus priorities. We are confident we have an approach to executive compensation that strikes the appropriate balance between aligning shareholders’ interests and engaging employees, setting appropriate incentives and rewarding results. We believe our model is competitive, fair and appropriate for an organization of Scotiabank’s size and complexity – and it is one that shareholders have consistently supported through our “say on pay” vote, which has received 92% support or higher since we voluntarily introduced it in 2010.

Management proxy circular	41

Scotiabank’s strategy is aimed at creating strong, consistent and predictable earnings for our shareholders over the long term. Each plan design and pay decision is made to support our strategy, without encouraging excessive risk-taking by executives or employees more broadly.

Our compensation strategy, which you can read about starting on page 45, includes:

•	reinforcing the accountability of executives by making the majority of compensation variable and based on performance
•

supporting the bank’s strategy by paying for performance against the same metrics it uses to measure its success – the table on page 47 shows how our compensation plans are linked to the focus priorities

•	focusing executives on the long-term by paying out compensation over time and making the majority of compensation equity-based
•	making sure our programs are fair and in line with our peers, with whom we compete for talent.

Members of the human resources committee were selected by the corporate governance committee for their experience in human resources matters, leadership and compensation. We manage compensation risk in consultation with the executive and risk committee, through organizational structure, management oversight, plan design (including caps on incentive payouts), anti-hedging, clawback and other policies. We continue to believe in the importance of discretion in judging the final result in the pay for performance decision, as we discuss on page 52. While our incentives begin with a formula, we believe shareholders are best served by applying judgment to the final assessment.

The result is an executive compensation program that rewards strong corporate performance, the advancement of our strategy and the enhancement of long-term shareholder value.

2014 performance and compensation

The bank had solid financial performance in 2014: well within the range of our medium-term financial objectives, and above the annual target ranges we set for compensation purposes based on what we felt was reasonable to deliver value to our shareholders and to support share price growth.

	Medium-term	2014 target for		2014
	performance objective	compensation purposes	2014 results	results compared to target
Earnings per share	5% to 10% growth	$5.31	$5.41 (7% growth)	+1.9%
Return on equity - one-year	15% to 18%	15.34%	15.41%	+7 basis points
Return on equity - three-year average (reported)	15% to 18%	16.3%	17.4%	+110 basis points
Operating leverage	positive	0.3%	1.9%	+160 basis points

Note: We measured performance for compensation purposes after adjusting for the following one-time items: the gain from the sale of CI Financial Corp. in the third quarter of 2014, and the restructuring charges and other notable items recorded in the fourth quarter of 2014 – see page 20 of our annual report. In addition to these adjustments, management reduced earnings per share by $0.02 for compensation purposes due to the exclusion of CI Financial Corp. dividends ($11MM after-tax) and the exclusion of funding costs benefit ($9MM after-tax). Adjusted results and related terms are not defined terms under GAAP and may not be comparable to similar terms used by other financial institutions (see page 80).

The result is that 2014 performance relative to target is not as strong as it was in 2013. This is reflected in our executive compensation as a lower business performance factor for the annual incentive plan. The overall performance factor for the annual incentive plan was 113 this year, which is above our target for the year, but lower than last year (see page 61).

Employee engagement, which was in the top 10% of global financial institutions and higher than last year, had a positive impact on the annual incentive plan business performance factor. Customer loyalty, however, was below the stretch target in two of our four businesses this year, which reduced the factor. While much was achieved in terms of customer focus in 2014, it takes time for this to be reflected in our customer loyalty metrics. We will continue our focus in 2015.

42	Scotiabank

EXECUTIVE COMPENSATION

One of our key long-term goals is to outperform our peer group of Canadian financial institutions in delivering total shareholder returns (TSR). While the results of our three-year total shareholder return was below the median of our peer group, resulting in a lower payout from the 2011 mid-term incentive plan, we achieved this goal over five years as shown in the graph below.

The graph also shows what was earned by the CEO both as realized compensation and unrealized compensation over the same five-year period, and demonstrates the strong relationship between shareholder returns and CEO compensation. Realized compensation includes base salary, annual incentive, and the value of stock option exercises and performance share unit payouts. Unrealized compensation includes the change in value of outstanding performance share units (PSUs) and unexercised stock options. The area of the graph in darker grey shows Mr. Porter’s realized or realizable compensation as President and CEO – he was appointed to that role on November 1, 2013.

The board awarded Mr. Porter total direct compensation of $8,870,000 in 2014, which is 11% higher than his 2014 target. It also represents a 26% increase over his 2013 total direct compensation which was earned prior to his appointment as President and CEO.

	2014 compensation	2014 target	2013 compensation
Total direct compensation	$8,870,000	$8,000,000	$7,050,000
% variable	89%	88%	89%

You will find a detailed discussion of Mr. Porter’s 2014 compensation starting on page 64. In brief, the committee is very pleased with his strong contribution in his first year as President and CEO, both to the strides the bank made in advancing its focus priorities, and to the significant changes we made this year. Under Mr. Porter’s leadership, the bank:

•	strategically monetized its investment in CI Financial Corp.
•	strengthened and re-shaped its leadership team
•	continued to build greater diversity in the leadership pipeline
•	re-aligned the wealth, insurance and global transaction banking businesses, bringing decision-making closer to our customers while providing improved operational efficiency
•	consolidated its corporate and commercial lending businesses in Asia
•	sharpened its focus on the four Pacific Alliance countries of Mexico, Peru, Colombia and Chile.

Looking ahead

I would like to thank the members of the committee for their hard work and dedication to carrying out our duties. It has been an honour and a privilege to serve as chair of the committee.

Please take some time to read this section of the circular, which explains the executive compensation program and our decisions for 2014 in more detail. As always, we welcome your feedback, comments and questions at executive.compensation@scotiabank.com.

Sincerely,

John Kerr

Chair of the human resources committee

Management proxy circular	43

New in 2014

We review the executive compensation program every year and refine it as appropriate to align more closely with strategy, focus on building shareholder value, mitigate risk or improve competitiveness. Here are the key changes we made in 2014:

•

We reduced the use of stock options for senior executives and eliminated them altogether for our vice presidents, in keeping with market practices. Options now make up 20% or less of the target total compensation for the named executives, 15% for executive vice presidents and 10% for senior vice presidents. PSUs now make up 70% of deferred compensation for the named executives.

•

We changed the vesting schedule for options, in keeping with their longer-term role in our compensation program. As of December 2014, options vest 50% on the third anniversary date of the grant, and 50% on the fourth anniversary date of the grant (instead of 25% each year over four years, beginning on the first anniversary date of the grant).

•

We refined the financial and non-financial performance metrics we use to fund the annual incentive plan to align more directly with our strategy and clearly differentiate the annual incentive plan from our mid-term incentive plan. As part of this process, we back-tested the metrics against our 2012 and 2013 results to make sure the change was appropriate.

•

We added detailed performance target ranges and results in this year’s circular to replace the more general scorecard included in previous years. All components of our general scorecard are covered either in plan funding or in the annual deliverables used to assess individual performance.

•

We enhanced our vertical pay analysis, which forms part of our decision-making process for determining the President and CEO’s compensation. Our vertical analysis compares the President and CEO’s pay package to the median Canadian family income.

WHAT WE DO
Pay for performance
▶ Compensation is mostly variable and not guaranteed
▶ We align compensation with both individual and corporate performance
▶ We link a significant portion of compensation to long-term performance
▶ We link compensation directly to our strategy, using financial and non-financial, absolute and relative performance metrics
▶ We look at payouts under various scenarios when determining performance metrics for the incentive plans
▶ We make pay decisions within our risk appetite, considering projected capital ratios
▶ We reduce or withhold payouts when performance is significantly below expectations
▶ We will claw back or require forfeiture of awards already paid in situations of fraud, misconduct, inappropriate risk taking or material misstatement of our financial results
Govern executive compensation effectively
▶ We have a qualified, experienced and independent human resources committee that uses an independent advisor
▶ Our human resources committee meets jointly with the executive and risk committee to review all key elements of our incentive plans
▶ We consider both horizontal and vertical pay analyses when determining the President and CEO’s compensation for the year
▶ We require executives to own Scotiabank equity
▶ We give shareholders a “say on pay”
▶ We have caps on incentive plan payouts
▶ We have specific compensation criteria for employees who have a material impact on risk
▶ The compensation review committee, which includes the Chief Risk Officer, conducts ongoing risk reviews
▶ Our human resources committee arranges for an independent review of compensation programs and practices every year

X WHAT WE DON’T DO
▶ We do not reprice stock options
▶ Executives are not allowed to use hedging to undermine the risk alignment in our compensation plans
▶ We do not encourage excessive risk-taking when structuring our executive compensation program

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Compensation discussion and analysis

1. Strategy

Scotiabank has a well-defined and clearly articulated strategy, aimed at delivering strong, consistent and predictable earnings to our shareholders over the long term. In particular, we have a well-diversified and well-balanced operating model that is predicated on a strong Canadian foundation, enhanced by select international operations. We are proud to be Canada’s most international bank.

Our business model is carefully diversified across business lines, customer segments and geographies. Overall, we look for our Canadian operations to generate approximately 50% of our earnings, with the balance coming from our international businesses. We look to our non-wholesale businesses (personal, commercial, wealth and insurance) to generate approximately 70% of our earnings, with the balance coming from our wholesale businesses. The objective of these guidelines is to generate consistent and predictable earnings, with above-average growth potential.

One of our key long term goals is to outperform our peer group of Canadian financial institutions in delivering total shareholder returns.

We have developed three focus priorities to help us execute this strategy effectively:

•	Being more focused on our customers: by investing to consistently deliver an excellent customer experience, we expect to deepen our relationships with existing customers and attract new ones
•	Enhancing our leadership depth, diversity and deployment: effective leadership will be critical in carrying out our strategy and meeting our long term goals
•

Being better organized to serve our customers and reduce structural costs: we look to achieve one or more of the following objectives across all of our operations: serve our customers better, simplify our operating model and improve our operating efficiency by becoming low cost by design

Our compensation strategy

Our executive compensation strategy supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. We pay for performance, with a strong emphasis on variable incentive compensation.

Our compensation programs are built with four goals in mind:

Management proxy circular	45

REINFORCING ACCOUNTABILITY

by clearly aligning compensation with individual and corporate performance

Most of what we pay our executives is awarded as annual, mid-term and long-term incentives. These incentives are variable and not guaranteed.

We set performance ranges for the annual and mid-term incentive plans, so executives earn more when performance is strong, and less when performance is down. The annual incentive pool is funded by bank performance (both absolute, and compared to our peers). Individual performance determines each executive’s share of the pool.

Compensation mix

The human resources committee establishes a target compensation mix for each executive level based on three criteria:

•    the executive’s ability to affect results over the longer term – more senior roles have a higher percentage allocated to long-term incentive, which is equity-based and linked to longer-term performance

•    market practice for similar positions in our comparator group

•    regulatory requirements to defer incentive awards.

A progressively larger portion of compensation is delivered as deferred compensation for more senior executives. Compensation is mostly variable, based on performance and not guaranteed.

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SUPPORTING OUR STRATEGY

by assessing performance for compensation purposes against the same financial and non-financial metrics we use to drive performance for our shareholders

We link executive compensation directly to our strategy by incorporating key performance indicators into our annual and mid-term incentive plans. Several of the indicators specifically support the focus priorities we introduced in 2014.

Absolute performance is measured against the objectives in our business plan. Relative performance is measured compared to our performance comparator group (see page 49).

Operating leverage and return on equity are not defined terms under GAAP and may not be comparable to similar terms used by other financial institutions (see page 80).

Key performance indicators	How they are used in our incentive plans	How they support our strategy
Financial metrics
Return on equity	• absolute performance	increase shareholder value, balancing risk and return
Earnings per share	• absolute performance • adjustment factor for relative performance using earnings per share growth	increase shareholder value by increasing earnings
Operating leverage	• absolute performance • adjustment factor for relative performance	reduce structural costs by measuring the difference between our growth in revenue and growth in expenses
Revenue	• adjustment factor for relative performance using revenue growth	increase shareholder value by creating and growing new business relative to our competitors
Net income	• adjustment factor for relative performance using net income growth	increase shareholder value by improving profit growth relative to our competitors
Total shareholder return	• relative performance	increase shareholder value by measuring our share performance compared to our peers
Non-financial metrics
People	• adjustment factor	enhance leadership by measuring employee engagement - employees who are more engaged are more successful and more effective at building customer loyalty
Customer	• adjustment factor	focus on customers by measuring customer loyalty and our success at acquiring new customers

Management proxy circular	47

EMPHASIZING THE LONG TERM

by paying compensation out over time

A key aspect of our executive compensation design is that a significant portion of executive compensation is deferred and is aligned with our share price. We believe that having a longer term personal investment in the bank aligns the interests of executives and shareholders, encourages our executives to make decisions that will increase shareholder value over time, and at the same time discourages them from taking undue and excessive risks.

The ultimate value of our long-term incentives depends on our long term performance. The largest portion of executive compensation is equity-based compensation, which vests and pays out over three to 10 years. Executives can also choose to defer some or all of their annual incentive award by taking it as deferred share units (DSUs) (see page 57).

Share ownership requirements

Our executives are required to hold Scotiabank equity to make sure their interests are aligned with those of our shareholders. Share ownership requirements vary by level, and our most senior executives must maintain their ownership for a period of time after they retire. All of the named executives have met the share ownership requirement – see the executive profiles beginning on page 64.

Newly appointed executives have three years to meet their share ownership requirement. Executives who are promoted from within have two years to meet the requirements of their new level. Common shares, outstanding DSUs, PSUs, and holdings through our Employee Share Ownership Plan (ESOP) all count towards meeting the requirement.

Share ownership requirement
CEO	7x base salary (must hold for two years after retirement)
Group heads	4x base salary (must hold for one year after retirement)
Executive vice presidents	3x base salary
Senior vice presidents, vice presidents and managing directors	1 to 2x base salary

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ATTRACTING AND RETAINING EXECUTIVE TALENT

by making sure compensation is competitive and aligned with our strategy

Our programs are designed to attract, retain and motivate high-caliber executives to achieve our goals. We benchmark our compensation and performance against companies we compete with for executive talent and capital, and that are comparable to us in business, size of revenue, net income and market capitalization.

Our compensation comparator group includes Canada’s six largest financial institutions: Bank of Montreal, CIBC, Royal Bank of Canada, TD Bank, Manulife Financial and Sun Life Financial. We benchmark target total compensation for executives against these companies using data provided by the Hay Group Limited (Hay Group), an external consulting firm. Benchmarking is based on roles, taking into consideration job scope and relative complexity of the role in relation to the comparator group, and includes salary, incentive awards, total compensation and compensation mix. This information is considered in the course of our compensation decision-making process (see page 53).

Our performance comparator group, which we use to assess relative performance in our mid-term incentive plan, includes our compensation comparator group, plus Power Financial Corporation. Power Financial Corporation does not participate in the Hay Group survey.

The table below includes information from public disclosure filings for the most recent fiscal year. Data for the banks is as at October 31, 2014. Data for Manulife Financial, Sun Life Financial and Power Financial Corporation is as at December 31, 2013.

	Compensation comparator group	Performance comparator group	Revenue ($billions)	Net income ($billions)	Market capitalization ($billions)	Employees (000s)
Bank of Montreal	x	x	16.7	4.3	53.0	46.8
CIBC	x	x	13.4	3.2	40.9	44.4
Royal Bank of Canada	x	x	34.1	9.0	115.4	73.5
TD Bank	x	x	30.0	7.9	102.3	81.1
Manulife Financial	x	x	18.7	3.2	38.7	28.1
Sun Life Financial	x	x	13.9	0.9	22.9	28.5
Power Financial Corporation		x	28.8	1.9	25.6	n.a.
Median			18.7	3.2	40.9	45.6
Scotiabank			23.6	7.3	84.0	86.9

Management proxy circular	49

2. Compensation governance

The board of directors is responsible for executive compensation at Scotiabank.

The human resources committee is responsible for our compensation program and practices, and works in collaboration with the executive and risk committee when making compensation decisions. It also receives advice from a qualified, independent third party advisor.

ABOUT THE HUMAN RESOURCES COMMITTEE

The human resources committee has six independent directors. None of the members has ever been a Scotiabank executive. Average committee tenure is 6.2 years.

On the committee since
John Kerr (chair)	2004
Ronald Brenneman	2004
Thomas O’Neill	2014
Aaron Regent	2014
Indira Samarasekera	2009
Barbara Thomas	2007

All committee members bring extensive experience, acquired through their management involvement in public and private companies, educational institutions and other entities, and as seasoned directors, to their work on the committee. The table below shows the skills directors serving on the human resource committee have in order to provide effective governance and oversight of our executive compensation program.

Human resources committee members
Independent	6 of 6
Executive compensation experience	6 of 6
Governance experience	6 of 6
Risk management experience	3 of 6
Human resources management	6 of 6
President/CEO experience	4 of 6
Other executive leadership	6 of 6

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Independent advice

The committee gets advice from a qualified, third party advisor on compensation matters to make sure its decisions are fair and balanced, and reflect a broader perspective. The committee makes the final decision after considering the advice received. It has the following policies to make sure the advisor it hires is – and remains – independent:

•	management cannot use the same advisor
•	fees must be reported at each committee meeting along with a detailed description of all related activities
•	the committee meets with the independent advisor at every meeting without any members of management present.

The committee has retained Frederic W. Cook & Co., Inc. (FWC) as its independent advisor since 2009.

The table below shows the fees paid to FWC in fiscal 2013 and 2014 for the following services:

•	a review of executive compensation practices and program design
•	competitive analysis of CEO compensation
•	trends in executive compensation and governance best practices
•	perspective on appropriate total compensation mix and levels, based on competitive practice and performance
•	advance review of meeting materials to identify any other issues for the committee to consider when evaluating proposed changes to our compensation program and plan designs.

	2014	2013
Executive compensation-related fees	$148,388	$130,901
All other fees	–	–
Total fees	$148,388	$130,901

FWC has confirmed that these fees are not significant relative to its total revenue and, therefore, do not affect its independence. It did not provide any other services to the committee or board in either year.

COMPENSATION RISK OVERSIGHT

The human resources committee oversees compensation risk using an effective organizational structure, an independent audit, proper oversight, comprehensive policies and the use of discretion. Compensation risk oversight is an important component of our risk management framework (see page 28).

Organizational structure

Compensation for key stewardship and support functions (finance, risk management, internal audit, compliance, legal and human resources) is tied to overall corporate performance, and not the performance of the business lines they support.

Heads of control functions (finance, risk management, internal audit and compliance) manage their groups independently from the business lines they support, and have final sign-off on hiring, compensation and performance assessment for key roles.

Independent audit

Internal audit conducts an independent review of our compensation programs and practices every year, and reports to the human resources committee. The results are also provided to OSFI. The review includes:

•	an assessment of the appropriateness of all material compensation plans and programs against our organizational goals, our risk profile and FSB Principles and Standards
•	an assessment of appropriateness of payouts relative to risk
•	the compensation of key employees whose roles could have a material effect on risk through operations or policies, or manage material businesses, countries or regions (see page 79).

The Chief Auditor presented the 2014 review to the committee and confirmed that Scotiabank was in compliance with FSB Principles for Sound Governance Practices and Implementation Standards in all material respects.

Management proxy circular	51

Management oversight

The compensation review committee identifies key employees whose roles could have a material effect on risk and reviews their compensation to ensure there is an appropriate link between incentive compensation and risk. This includes senior executives and other employees who establish policies that significantly affect corporate risk, or manage material businesses, countries or regions. The compensation review committee is chaired by the Chief Risk Officer, who updates the human resources committee on the committee’s activities.

The compensation review committee includes:

•	Chief Risk Officer (chair)
•	Chief Human Resources Officer
•	Executive Vice President and Chief Financial Officer
•	Executive Vice President, General Counsel and Secretary
•	Senior Vice President and Chief Auditor
•	Senior Vice President and Chief Compliance and Regulatory Officer
•	Senior Vice President, Total Rewards.

Discretion

All compensation plan design and pay decisions are made within the context of our risk appetite, taking into consideration projected capital ratios as reflected in the annual capital adequacy report to the board.

The annual incentive plan includes an adjustment for risk if the board believes excessive risk was taken to achieve the year’s results. The Chief Risk Officer reports on this directly to the executive and risk committee and human resources committee in their joint meetings.

The board can also use its discretion to:

•	reduce or withhold payment under the annual incentive plan if our results are significantly below expectations
•	not grant mid- and long-term incentive awards at all or to specific individuals
•	reduce the payout value of previously granted awards when they vest for all or specific individuals.

KEY POLICIES

Compensation policy

Our compensation policy sets out a pay for performance philosophy that supports our strategic focus, encourages strong corporate performance and helps the bank create and sustain shareholder value. Among other things, our compensation policy outlines our approach to compensation risk oversight in our incentive plan design and funding. It outlines the minimum deferral rates for senior executive and individuals whose roles may have a material impact on the risk profile of our business, as well as our compensation structure for individuals in control and stewardship functions.

Anti-hedging

To be eligible to receive equity-based awards, executives are required to attest that they will not use personal hedging strategies or compensation-related insurance to undermine the risk alignment effects embedded in our incentive compensation plans. All employees are prohibited from entering short sales, calls and puts with respect to any of our securities.

Insider trading

Executive officers have to pre-clear with our compliance department any trades to buy or sell our securities, including exercising stock options. Executives are not allowed to trade during our trading blackout periods.

Clawbacks and forfeitures

Executives will be required to forfeit outstanding incentive awards and repay compensation that has already been paid if there is a material misstatement of our financial results, inappropriate risk taking, a breach of compliance rules or our guidelines for business conduct or inappropriate conduct resulting in significant losses, fines or penalties.

The following can be clawed back:

•    cash bonuses, commissions or payouts received from the deferred compensation plans

•    outstanding equity compensation, including PSUs, stock options and DSUs.

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3. Decision-making process

Our compensation process involves management, the human resources committee, the executive and risk committee, advice from third party advisors, and the board for final approval.

All compensation program design and pay decisions are made within the context of our risk appetite.

The Chief Risk Officer regularly reports to the executive and risk committee and identifies any concerns. These reports form the basis for the committee’s adjustments to the incentive pools (see page 52 for more information about how we manage and oversee compensation decisions).

1. Review the compensation program

Management:

•

reviews the compensation program – how it supports our strategy, and how it compares with our competitors, using market data, research and perspective from external consultants (including Towers Watson & Co., the Hay Group, Mercer and McLagan Partners Inc.), which provide advice and guidance on the design of our plans to management

•	presents its recommendations to the human resources committee.

The human resources committee reviews the recommendations together with the executive and risk committee, reviews with its independent advisor, and then recommends to the board for approval.

2. Choose performance metrics and annual deliverables

Management determines business performance metrics and weightings for the incentive plans, and sets objectives for the bank overall, each business line and each country. The process includes testing various scenarios to understand performance under different conditions, to make sure the performance metrics and objectives support our strategy and reflect the bank’s risk appetite (including credit, market, operational, reputational and other risks – see page 28).

The human resource committee reviews the performance metrics with the executive and risk committee, and then recommends them to the board for approval.

The President and CEO reviews the annual deliverables that will be used to assess each senior executive’s individual performance, making sure these support our strategy. The President and CEO also presents his own annual deliverables to the board for approval in the context of our corporate goals and long-term strategy.

3. Set targets for executive compensation

Management develops target compensation and recommended variable pay for the senior leadership team, including executive vice presidents and above and senior leadership in Global Banking & Markets, reviewing comparator compensation data provided by the Hay Group (see page 49 for information about our compensation comparator group). Target compensation is generally set at the median of the market.

The human resources committee:

•	reviews the target total compensation packages for the senior leadership team in relation to the comparator group
•	looks specifically at compensation for key employees who have significant compensation arrangements or are subject to regulation in different environments
•	reviews the target total compensation package for the President and CEO with input from its independent advisor.

Management proxy circular	53

4. Review corporate performance

Management:

•	assesses performance against the corporate performance metrics to develop a business performance factor for the incentive plans (see page 61)
•

carries out stress testing, looking at the amounts accrued to the incentive plans to assess appropriate use of capital and whether funding of the incentive pool should be adjusted for other concentration risk, off-balance-sheet, liquidity or other potential risk

•	makes recommendations to the human resources committee.

The human resources committee:

•	reviews management’s recommendation, working with the executive and risk committee
•	makes an adjustment for risk at the recommendation of the Chief Risk Officer
•	recommends the business performance factor for the incentive plans to the board for approval.

The board can reduce the size of the business performance factor based on its own risk assessment, which reduces the pool. It also has the discretion to reduce the payout to zero if we deliver results that are significantly below expectations.

5. Review individual performance

The compensation review committee reviews the conduct and compensation of employees whose roles could have a material effect on risk, and recommends any reductions to the President and CEO.

The President and CEO reviews the performance and compensation of his direct reports:

•	assesses senior management performance against their annual deliverables
•	recommends their salary, annual incentive awards and equity incentive awards, taking into account past performance, future potential and market position
•	recommends their compensation for the year to the human resources committee.

The committee completes an in depth assessment of the President and CEO’s individual performance in leading us towards meeting our goals, and setting and executing against our long-term strategy, including:

•	overall performance
•	implementation of the President and CEO’s strategies to increase shareholder value
•	achievement of the President and CEO’s annual deliverables.

6. Award compensation

The human resources committee reviews and finalizes the recommendations for the President and CEO’s direct reports, the executive vice presidents, senior leadership in Global Banking & Markets, other control function heads and UK employees who are governed by the UK Remuneration Code. The board reviews the recommendations and approves the executive compensation decisions.

The human resources committee determines the President and CEO’s target and actual compensation, which it recommends to the board for approval. The President and CEO is not involved in determining his own compensation. The committee reviews reports from management and the President and CEO’s self-assessment and consults with its independent advisor before making its recommendation to the board.

The committee’s independent advisor prepares a detailed analysis for the committee to review when making its decisions about President and CEO compensation:

Horizontal benchmarking analysis:

•	target and actual compensation of the President and CEO’s peers in the compensation comparator group, and trends and competitive practice in the broader Canadian market

Vertical pay analyses:

•	a pay ratio comparison of the President and CEO pay package relative to the median Canadian family income
•	the President and CEO’s compensation in relation to the bank’s net income

Following these reviews, the committee recommends the President and CEO’s compensation to the board for approval. Please see page 64 for details about Mr. Porter’s 2014 compensation.

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4. Program elements

The executive compensation program includes direct compensation (base salary, and annual, mid- and long-term incentive plans), and indirect compensation (pension, group benefits and perquisites).

	Component	Purpose	Form	Performance period	Pay at risk profile
Direct compensation
Fixed	Base salary	Compensates executives for fulfilling their day-to-day responsibilities, including leadership and management skills	cash	one year	no risk
Variable	Annual incentive plan (page 56)	Rewards executives for meeting annual corporate objectives (financial and non-financial) and individual annual deliverables	cash or DSUs that are redeemed for cash when the executive leaves the bank (see page 57)	one year	moderate risk
	Deferred compensation (see page 58)	Mid-term incentive rewards executives for creating sustained shareholder value over three years and achieving specific corporate performance objectives	PSUs	three years	significant risk
		Long-term incentive rewards senior executives for creating sustained shareholder value over three to ten years and links their interests to those of our shareholders	stock options	up to 10 years	significant risk
	Global Banking & Markets incentive plan (see page 59)	Rewards executives in capital markets for meeting annual deliverables for Global Banking & Markets, with a link to overall bank objectives	cash and a combination of PSUs and stock options (see deferred compensation)	one year three to 10 years	moderate risk significant risk
Indirect compensation
	Pension	Provides an important source of retirement income See page 75 for more information	defined benefit plan (contributory or non-contributory membership) supplemental pension plan (non-registered and unfunded, for some executives)	ongoing	no risk
	Group benefits	Invests in employee health and well-being Executives participate on the same basis as all other employees Vary based on level and local market	group life, accidental death and dismemberment, disability and extended health and dental insurance employee share ownership plan (Scotiabank matches an additional 50% up to a specified limit)	ongoing	no risk
	Perquisites	Provides market competitive benefits Vary based on level	annual fixed allowance, paid quarterly (taxable benefit)	ongoing	no risk

Management proxy circular	55

ABOUT THE ANNUAL INCENTIVE PLAN

Purpose	To reward annual performance in a way that supports our strategic plan
Who participates	All eligible employees, including executives (Global Banking & Markets has its own annual incentive plan – see page 59)
How we determine the award	The amount of the award depends on the executive’s incentive target, the business performance factor, and his or her individual performance factor (see below)
Performance factors

The business performance factor is calculated using the same financial and non-financial metrics we use to measure our corporate performance:

•  absolute performance is measured against the objectives in our business plan

•  relative performance is measured against the banks in our performance comparator group (see page 49)

The individual performance factor depends on the executive’s performance against annual deliverables established at the beginning of the year

Payout	Cash or DSUs that are redeemed for cash when the executive leaves the bank (see below)
Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions (see pages 52 and 77 for details)

How we determine the award

Set at the beginning of the year. Varies by job level, local market and sometimes the role.

Determines the size of the incentive pool.

Based on our performance against the same financial and non-financial metrics we use to measure our corporate performance.

The committee can make adjustments at its discretion.

See Calculating the business performance factor below for details.

Determines each executive’s share of the incentive pool. Based on the executive’s performance against individual goals established at the beginning of the year.

Calculating the business performance factor

We calculate the business performance factor in three steps.

1. Assess performance against financial metrics	First we calculate a preliminary performance factor based on performance against financial metrics.

	Strategic focus Increase shareholder value balancing risk and return Why it’s important Measures how efficiently we earn profits on behalf of our shareholders	Strategic focus Increase shareholder value by increasing earnings Why it’s important Measures our profitability by the increase in net income generated for common shareholders	Strategic focus Reduce structural costs Why it’s important Measures the difference between the rate of growth in total revenue and the rate of growth in operating expenses

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EXECUTIVE COMPENSATION

2. Adjust based on performance against non-financial and relative performance metrics	Next we adjust the factor up or down based on how we performed against non-financial and relative performance metrics.

Strategic focus Enhance leadership Why it’s important Measures employee engagement – more engaged employees are more successful and more effective at building customer loyalty	Strategic focus Focus on customers Why it’s important Measures customer loyalty and our success at acquiring new customers

Strategic focus

Increase shareholder value relative to our peers

Why it’s important

Measures our performance compared to the banks in our performance comparator group (see page 49) based on:

•  net income growth

• EPS growth

• revenue growth

• operating leverage

3. Final adjustments by the board	Finally, the board carries out a risk assessment with the executive and risk committee and the Chief Risk Officer, and assesses the appropriateness of the factor.

	The board will reduce the factor if it believes excessive risk was taken to achieve the year’s results	The board also has the discretion to adjust the factor, including reducing the factor to zero (no payouts) if we deliver results that are significantly below expectations

Taking DSUs instead of cash

We allow senior vice presidents and above to defer some or all of their annual incentive by taking it as DSUs instead of cash, as an additional way to align their interests with those of our shareholders. Executives must hold their DSUs until they leave the bank.

How it works:

•   Executives must decide in the first month of the fiscal year if they want to receive their award in DSUs instead of cash.

•   We convert the award to DSUs at the end of the fiscal year using the price of our common shares on the TSX at the beginning of the year, when the executive made the choice to take the DSUs. This means the executive can lose or benefit, depending how our shares perform over the year.

•   DSUs earn additional units as dividend equivalents at the same rate as dividends are paid on our common shares.

•   Executives must redeem the DSUs by the end of the calendar year following the year they leave the bank.

Executives who decided to receive their 2015 annual incentive as DSUs will have their award converted to DSUs using $68.78, our closing share price on the TSX on November 3, 2014.

How our shares
performed in 2014

Our share price when
executives chose to
receive their 2014 award
in DSUs was $63.70
(November 1, 2013 the
first trading date of fiscal
2014).

Our share price was $65.09
on December 19, 2014,
when we converted the
award to DSUs – a 2.2%
increase in value.

Management proxy circular	57

ABOUT DEFERRED COMPENSATION

Purpose	To reward strong sustained performance over three to 10 years, and link the interests of executives and shareholders
How we determine the award	The amount of the award is based on each executive’s sustained performance during the year, their leadership potential as defined in the bank’s leadership resource plan, and their compensation target. The award is forward-looking, so the human resources committee does not consider the value of awards the executive has received in previous years when it is determining new grants
Form of award	Deferred compensation is equity-based and awarded to our named executives as follows: • 70% PSUs (mid-term incentive) • 30% as stock options (long-term incentive)
Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions (see pages 52 and 77 for details)

	Mid-term incentive	Long-term incentive
Purpose	To reward executives for creating sustained shareholder value over three years and achieving specific corporate performance objectives	To retain senior executives, reward them for creating sustained shareholder value over three to ten years, and link their interests to those of our shareholders
Who participates	Vice presidents and above	Senior vice presidents and above
Form of award

PSUs

The amount of the award is converted to PSUs on the first day of an open trading window following the public release of our year-end financial results, using the average closing price of our common shares on the TSX for the 20 days ending on the last trading day before the grant date. PSUs earn dividend equivalents

Stock options

The amount of the award is converted to options on the first day of an open trading window following the public release of our year-end financial results, using the estimated compensation value of our common shares on the grant date

The exercise price is either the closing price of our common shares on the TSX on the trading day prior to the grant date, or the volume weighted average trading price for the five trading days immediately preceding the grant date (whichever is higher)

Options cannot be re-priced or exchanged for options with a lower price

Options cannot be sold to a third party – they can only be transferred to a beneficiary or legal representative if the holder dies

You can read more about our stock option plan beginning on page 74

Vesting and payout

PSUs, pay out at the end of three years based on our performance (see below for details). Vested units are paid out in cash.

The amount the executive receives depends on the number of units that vest and our share price at the time of vesting:

•   the number of units that vest is determined by the performance factor (see below)

•  vested units are converted to cash using the average closing price of our common shares on the TSX for the 20 days ending the day before the first day of our insider trading window following the vesting date

•  payments are made by December 31 of the year the units vest, and withholding taxes apply

As of December 2014, options vest 50% on the third anniversary date of the grant, and 50% on the fourth anniversary date of the grant (options awarded before this date vest 25% each year over four years, beginning on the first anniversary date of the grant)

Executives can exercise their options after they vest

The amount the executive receives depends on our share price at the time they exercise the options.

Options granted before December 2009 may include a tandem stock appreciation right (tandem SAR). The holder may exercise either the option or the tandem SAR for cash, equal to the value of the option gain (tandem SARs are not dilutive).

Withholding taxes and trading fees apply

Options expire after 10 years. If an option’s expiry date falls during an insider trading blackout period (or within the 10 business days after the blackout), it will automatically be extended to 10 business days after the end of the blackout period

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How we calculate the performance factor for the mid-term incentive

The performance factor determines how many units will vest at the end of the three-year period. It ranges from 0 to 150 for executive vice presidents and above.

We calculate it using the same financial metrics we use to measure our corporate performance:

•	absolute performance is measured against the objectives in our business plan
•	relative performance is measured against our performance comparator group (see page 49).

Objective: increase shareholder value balancing risk and return

Why it’s important

Measures how efficiently we earn profits on behalf of our shareholders and is a strong indicator of our overall annual performance.

Objective: increase shareholder value as measured by our share performance relative to our peers

Why it’s important

Measures the appreciation in our share price compared to our performance comparator group (see page 49).

The board can use its discretion to adjust the performance factor up or down, or eliminate the payout entirely based on its assessment of performance and risk.

ABOUT THE GLOBAL BANKING & MARKETS INCENTIVE PLAN

Purpose	To reward annual performance in a way that supports our strategic plan
Who participates	Front office employees in Global Banking & Markets, including the Group Head
How we determine the award	The amount of the award depends on the individual’s performance, the performance of the business line, Global Banking & Markets performance, and compensation for the role based on our compensation comparator group (see page 49)
Performance factors

The incentive pool funding considers the following:

•    Global Banking & Markets net income before taxes and incentive payments

•   a funding range based on the percentage of profits that comparator companies in the market are generally allocating to their incentive pools

•   senior management’s assessment of the sustainability of each business line’s performance

•    the overall performance of the bank using the corporate financial metrics in the annual incentive plan, which may affect up to 10% of the Global Banking & Markets annual incentive pool

Risk adjustments	The Chief Risk Officer reviews the bonus pool to determine whether additional adjustments for risk are appropriate, and makes recommendations to the committee. The committee recommends the bonus pool to the board for approval
Payout	A combination of cash and deferred compensation, depending on level:

	Cash	Deferred	Form of deferred compensation
Group Head	40%	60%	PSUs (70%) Stock options (30%)
Senior leaders	50%	50%	PSUs
Managing directors	60% – 70%	30% – 40%	PSUs

Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions (see pages 52 and 77 for details)

Management proxy circular	59

5. 2014 Compensation decisions

2014 TOTAL DIRECT COMPENSATION

		Variable compensation			2014
		Annual incentive	Deferred compensation		Total direct compensation	% variable	% deferred
	Base salary ($)	Cash ($)	PSUs ($)	Stock options ($)	($)
Brian Porter	1,000,000	2,370,000	3,850,000	1,650,000	8,870,000	89%	70%
Sean McGuckin	500,000	630,000	1,169,000	501,000	2,800,000	82%	73%
Michael Durland	550,000	2,980,000	3,129,000	1,341,000	8,000,000	93%	60%
Christopher Hodgson	550,000	770,000	1,680,000	720,000	3,720,000	85%	76%
Anatol von Hahn	550,000	710,000	1,470,000	630,000	3,360,000	84%	75%

Please see the executive profiles beginning on page 64 for a detailed discussion of each named executive’s compensation for the year.

Base salaries for Mr. Porter and Mr. McGuckin were increased in 2014 in line with the increase in their accountabilities compared to 2013. Mr. Porter was appointed President and CEO, and Mr. McGuckin’s accountabilities increased when Mr. Marwah, former Vice Chairman and Chief Operating Officer, retired. The base salaries for the other named executives did not change.

Annual incentive awards are based on the business performance factor and on individual performance. We discuss the business performance factor below. You will find a discussion of each named executive’s individual performance in the executive profiles.

Deferred compensation (granted as 70% PSUs and 30% stock options) is awarded based on each executive’s sustained performance during the year, their leadership potential as defined in the bank’s leadership resource plan, and their compensation target. See pages 58 and 59 for details.

•

The PSUs will vest on November 30, 2017. The amount the executives will receive depends on how many units actually vest, and our share price. The number of units that vest will be determined by the performance factor, which will be calculated based on our absolute return on equity and relative total shareholder return over the three-year period. Vested units are paid out in cash.

•

The options will vest in December of 2017 and 2018, and expire in 2024. Executives will be able to exercise their options after they vest. The amount they receive will depend on our share price at the time of exercise.

2014 ANNUAL INCENTIVE AWARD

We use three steps to calculate the all-bank business performance factor for the annual incentive: a factor based on financial metrics, an adjustment based on performance against non-financial and relative metrics, and a final adjustment by the board for risk and other considerations. You will find a detailed discussion about this process, why we use these metrics and how they are linked to our strategy on page 47.

The formulas below show you that the all-bank performance factor this year is 113. This is down from 125 last year for the following reasons:

•

we exceeded our 2014 financial targets for all three financial metrics, but by less than in 2013. This had the effect of reducing the factor, which you can see in the rating scale below. Our return on equity objective is lower than last year because there was a significant increase in required regulatory capital. See page 18 of our annual report for a discussion of our results compared to 2013.

•

the people metric measures employee engagement against the 2013 employee engagement score of 47%. This year’s results were 2% above our 2013 results and in the top 10% of the financial institutions participating in the independent survey. This put us at the maximum adjustment of +2.5.

•

our customer metric measures our performance against customer loyalty targets. This year we missed our stretch targets in two of our four business lines, although one of the business lines was very close to achieving its target. This resulted in an adjustment down by -1.5.

60	Scotiabank

EXECUTIVE COMPENSATION

•	our overall performance relative to our peers was at the average, which resulted in no adjustment up or down. The comparison was conducted using the adjusted earnings as disclosed by our peers.
•

there was also no negative adjustment for risk this year. The Chief Risk Officer led a review of risk-related considerations separate from the mechanisms already embedded in the plans to determine if any further risk adjustment was required (see page 52 for more about this process), and concluded that the bank had operated within its risk appetite and no adjustment was required.

1.	Performance against financial metrics

Rating scale	threshold 50	target 100	maximum 150	actual
Return on equity	13.8%	15.34%	16.9%	15.41%	▶	102
Earnings per share	$5.05	$5.31	$5.58	$5.41	▶	119
Operating leverage	-4.7%	0.3%	5.3%	1.9%	▶	116

The board can use its discretion to reduce or withhold payment if our results are significantly below expectations. We measured performance for compensation purposes after adjusting for one-time items (see page 42). These adjustments impacted both the targets and the results. Adjusted results and related terms are not defined terms under GAAP and may not be comparable to similar terms used by other financial institutions (see page 80).

2.	Adjustbased on performance against non-financial and relative performance metrics

Rating scale	threshold -2.5	target +1.5	maximum +2.5	actual
People metric Bank and business line performance compared to 2013 employee engagement score of 47%	1% below 2013	top 10% of financial institutions in the survey	1% above 2013	top 10% and 2% above 2013	▶	+2.5
Customer metric Business line performance compared to customer loyalty target	2 or more miss target	3 of 4 meet target	4 of 4 meet target	2 of 4 business lines met target, 1 close	▶	-1.5

Rating scale	-10	0	+10
Relative performance metric Bank performance compared to the banks in our performance comparator group (see page 49)	all four metrics rank fourth or fifth	performance in line with peers	all four metrics rank first or second	Performance in line with peers based on adjusted earnings they have disclosed: net income growth: 3rd EPS growth: 3rd revenue growth: tied 3rd operating leverage: 1st	▶	0

3.	Final adjustments bythe board

Management proxy circular	61

PAYOUT OF 2011 PSU AWARDS

The PSUs we awarded to the named executives in 2011 vested on November 30, 2014 (the end of the PSU three-year performance period). Payouts were made in December 2014.

The table below shows how we calculated the PSU payout.

•	The amount the executives received was based on how many units vested, and our share price at the time of vesting.
•	The number of units that vested was determined by the performance factor, which was calculated based on our absolute and relative performance over the three-year period (see below for details).
•	Dividend equivalents were received as additional units paid at the same rate as dividends paid on our common shares during the vesting period.
•

The vesting price was the average closing price of our common shares on the TSX for the 20 days ending on December 5, 2014, the day before the first day of our insider trading window following the vesting date.

•

The difference between grant value and payout value represents alignment with the experience of our shareholders since it includes the impact of dividend reinvestment and share price growth since grant, in addition to the performance factor.

	Number of PSUs granted in 2011		Number of dividend equivalents received		Total PSUs	Performance factor %			Vesting price ($)		Payout value on vesting ($)	Grant value ($)	Difference between grant value and payout value
Brian Porter	24,866	+	3,144	=	28,010	x	89	x	69.14	=	1,723,593	1,250,000	38%
Sean McGuckin	8,793	+	1,112	=	9,904	x	95	x	69.14	=	650,550	442,000	47%
Michael Durland	42,769	+	5,408	=	48,177	x	89	x	69.14	=	2,964,581	2,150,000	38%
Christopher Hodgson	19,893	+	2,516	=	22,408	x	89	x	69.14	=	1,378,875	1,000,000	38%
Anatol von Hahn	12,134	+	1,534	=	13,669	x	89	x	69.14	=	841,114	610,000	38%

How we calculated the performance factor

We use two steps to calculate the performance factor for the PSU payout: absolute performance against our three-year return on equity targets, and our total shareholder return compared to our peers over the three-year period. You will find more information about why we use these metrics and how they are linked to our strategy on page 47.

This year the performance factor is below 100, at 89, because the relative performance factor reduced the impact of the absolute performance factor (see below for details). The combined result is that the executives received fewer PSUs, in line with our performance over the three years since the original award. Note that our five-year total shareholder return was above the peer group median (see page 70).

Mr. McGuckin’s performance factor is slightly higher because his PSUs were granted when he was a senior vice president, which has a different performance factor range.

Absolute performance factor

The absolute performance factor is our three-year average return on equity (net income less preferred share dividends, expressed as a percentage of average common shareholders’ equity). Return on equity is assessed each year against annual targets, which are in line with the expected earnings target that goes into the annual incentive plan. Results below threshold are given a performance factor of 0.

The absolute performance factor uses reported return on equity, as specified when the awards were granted in 2011. This reflects actual earnings and value created over the medium term, and therefore has not been adjusted for one-time items that were excluded for annual incentive award purposes (see page 42 for 2014 adjustments). As a result, the targets and results for the mid-term awards were higher than those used for annual incentives.

62	Scotiabank

EXECUTIVE COMPENSATION

	threshold 0	minimum 50	target 100	maximum 150	actual			Absolute performance factor (3-year average)
2012	8.7%	15.7%	17.4%	19.1%	19.7%	▶	150
2013	8.0%	14.3%	15.9%	17.5%	16.4%	▶	116	128
2014	7.8%	14.0%	15.5%	17.1%	16.1%	▶	119

The return on equity objective has declined over the three years mainly because of the significant increase in required regulatory capital – our Common Equity Tier 1 ratio is much higher than it was three years ago.

Relative performance factor

The relative performance factor is our total shareholder return compared to our performance comparator group (see page 49). TSR is calculated as the appreciation in our share price plus dividends reinvested over the three-year period, using the 20-day average closing share price of our common shares on the TSX.

	minimum 50 (25th percentile of peers	)	target 100 (50th percentile of peers	)	maximum 150 (75th percentile of peers	)	actual	Relative performance factor
Three-year total shareholder return	15.5%		17.4%		22.2%		13.7%	50

While the board has the discretion to reduce the calculated performance factor, no adjustment was made.

Management proxy circular	63

BRIAN J. PORTER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Brian J. Porter Toronto, Ontario, Canada

Brian Porter is President and CEO of Scotiabank. He was appointed President in November 2012, and elected to the board of directors in April 2013. He assumed the role of CEO on November 1, 2013.

As President and CEO, Mr. Porter is responsible for defining, communicating and implementing strategic direction, goals and core values for Scotiabank that maximize long term shareholder value and return, and meet the needs of the Bank’s other key constituents: employees, customers and communities. He is accountable to the board for the development and execution of the bank’s strategy, compliance with all governance and regulatory requirements, and the overall financial performance of Scotiabank.

2014 Performance

The bank has made significant strides under the first year of Mr. Porter’s leadership as President and CEO in advancing our focus priorities: being more focused on our customers, enhancing our leadership depth, diversity and deployment, and being better organized to serve our customers and reduce structural costs.

The board agreed on a number of performance commitments at the beginning of the year. This year Mr. Porter:

•	strategically monetized our investment in CI Financial Corp., generating a gain of $555 million for the bank
•	strengthened and re-shaped our leadership team
•

continued to build greater diversity in the bank’s leadership pipeline, including increasing the proportion of women at the vice president level and above to 27% (32% in Canada, U.S. and Europe were women, and 12% in other international locations)

•

re-aligned our wealth, insurance and global transaction banking businesses by integrating these operations within the other three business lines, simplifying our operating model and bringing decision-making closer to our customers

•	restructured certain operations to improve our operational efficiency and to get closer to the customer
•	consolidated our corporate and commercial lending businesses in Asia with the rest of wholesale banking in Global Banking & Markets, better aligning management with our customers
•	sharpened our focus on the four Pacific Alliance countries of Mexico, Peru, Colombia and Chile.

Highlights of our reported financial results are presented below. After adjusting results for one-time items, net income grew by 7% and diluted earnings per share for compensation purposes increased by 7%. Our return on equity results are lower in 2014, primarily due to higher regulatory capital requirements.

	2014	2013	Change
Total revenue	$23,604 million	$21,299 million	+11%
Net income	$7,298 million	$6,610 million	+10%
Return on equity	16.1%	16.6%	-50 basis points
Diluted earnings per share	$5.66	$5.11	11%

2014 Compensation

		2014	2013
	(as President and CEO)		(as President)

	Actual	Target	Actual
Base salary	$1,000,000	$1,000,000	$800,000
Annual incentive award	$2,370,000	$1,500,000	$1,250,000
Mid-term incentive award - 70% PSUs	$3,850,000		$3,000,000
Long-term incentive award - 30% stock options	$1,650,000		$2,000,000
= Deferred compensation	$5,500,000	$5,500,000	$5,000,000
Total direct compensation	$8,870,000	$8,000,000	$7,050,000

Mr. Porter’s total direct compensation in 2014 is 26% higher than 2013 and 11% higher than his 2014 target. Just over half of the increase in total compensation is due to the increase in his salary and target incentives commensurate with his appointment as President and CEO, and the remaining amount is the result of his strong performance, as noted above. In 2014 we reduced options from 40% to 30% of total deferred compensation.

64	Scotiabank

EXECUTIVE COMPENSATION

Annual incentive

Mr. Porter’s annual incentive award was higher than both his target and last year’s award for the following reasons:

•

his target was increased to 150% of salary, in line with the change in his role, as noted above. This, combined with the increase in salary, increased the amount of his target from $1,000,000 to $1,500,000

•	the all-bank performance factor was lower than 2013, which brought the award down (it was 113 this year compared to 125 in 2013 – see page 61 for details)
•	his individual contribution, growth in his new role, and the achievement of his performance commitments, as described above.

Deferred compensation

Mr. Porter’s deferred compensation was 10% higher than 2013, and at his target for the year. The award was based on the higher target in line with his change in role, as noted above, his sustained performance and his leadership in helping achieve the bank’s strategic goals. 70% of his variable compensation was deferred.

Share ownership (as at December 31, 2014)

Values are based on $66.31, the closing price of our common shares on the TSX on December 31, 2014.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$6,347,832	$980,445	$8,966,290	$16,294,567	16x	yes

CEO compensation awarded vs. realizable and realized pay

The table below compares the compensation awarded to our CEO over the past five years (Richard Waugh from 2010 to 2013 and Brian Porter in 2014) and the value realized or realizable as at December 31, 2014.

We also compare the compensation values to the value earned by shareholders, indexed at $100 to show a meaningful comparison.

Overall, the value that shareholders have received over the last five years has exceeded the CEO’s realized or realizable compensation. The realized and realizable value includes salary and cash annual incentive payments, the value at vesting of share units granted and current value of units that are outstanding, the value of stock options exercised during the period and the value of outstanding stock options that are in-the-money. The values in this table can vary significantly from year to year based on changes in share price movement and the timing of vesting and exercise.

	Compensation awarded[1] ($ millions)	Compensation realized and realizable as at December 31, 2014 ($ millions)	Period	Value of $100
				Waugh/Porter[2]	Shareholder[3]
2010	10.7	11.4	Oct 31, 2009 to Dec 31, 2014	107	178
2011	10.6	14.5	Oct 31, 2010 to Dec 31, 2014	137	142
2012	11.1	12.8	Oct 31, 2011 to Dec 31, 2014	115	142
2013	11.1	8.8	Oct 31, 2012 to Dec 31, 2014	79	132
2014	8.9	7.1	Oct 31, 2013 to Dec 31, 2014	80	109
			Average	104	141

1.	Includes salary received during the year and variable compensation awarded at year-end for performance during the year.

2.	The compensation realized or realizable by Mr. Waugh or Mr. Porter for each $100 awarded in total direct compensation during the fiscal year indicated.

3.	The cumulative value of a $100 invested in Scotiabank common shares on the first trading day of the period indicated, assuming reinvestment of dividends.

Management proxy circular	65

SEAN D. MCGUCKIN, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Sean McGuckin is Scotiabank’s Executive Vice President and Chief Financial Officer. He was appointed to this role in 2012 and assumed additional responsibilities including real estate, economics and corporate insurance in 2014, when Mr. Marwah, the Vice Chairman and Chief Operating Officer, retired.

He is responsible for ensuring financial strategies are developed and integrated across the organization, and partners with the executive team to develop enterprise-wide strategies to support the bank’s goal of delivering strong, consistent and predictable earnings to our shareholders over the long term. He is also accountable for establishing and directing the bank’s capital management processes, providing financial management oversight and oversight of operational functions within finance.

Sean D. McGuckin, CPA, CA Mississauga, Ontario, Canada

2014 Performance

Scotiabank continued to deliver against its strategic objectives this year under Mr. McGuckin’s leadership in the following notable ways:

•	enhanced our business optimization processes to perform deeper analysis of balance sheet usage and capital investment criteria
•	completed the first phase of a management systems implementation and delivered a future roadmap designed to drive deeper analytical capabilities and greater efficiencies
•

contributed to the achievement of the bank’s strategy by providing support to several key acquisitions, divestitures and partnerships including Aurion Capital Management, Cencosud S.A., CI Financial Corp., and Canadian Tire Financial Corporation

•	developed a robust cost/benefit framework for capital expenses to drive more informed resource allocation decisions
•	built an enterprise view of structural cost reduction initiatives.

2014 Compensation

	2014	2013
Base salary	$500,000	$400,000
Annual incentive award	$630,000	$600,000
Mid-term incentive award - 70% PSUs	$1,169,000	$870,000
Long-term incentive award - 30% stock options	$501,000	$580,000
= Deferred compensation	$1,670,000	$1,450,000
Total direct compensation	$2,800,000	$2,450,000

Mr. McGuckin’s total compensation in 2014 is 14% higher than 2013. This increase is the result of the increase in his accountabilities with the retirement of Mr. Marwah, his strong performance and the increase in his salary and deferred compensation in line with his continued growth in his role as Executive Vice President and Chief Financial Officer.
Annual incentive

Mr. McGuckin’s annual incentive award was 5% above last year’s award for the following reasons:

•	his salary was higher in 2014, as noted above, which increased the amount of his target incentive
•	the all-bank performance factor was lower than 2013, which brought the award down (it was 113 this year compared to 125 in 2013 – see page 61 for details)
•	his individual contribution and the achievement of his annual goals, as described above.

Deferred compensation

Mr. McGuckin’s deferred compensation was 15% higher than 2013. The award was based on his target range, his sustained performance and his leadership in helping achieve the Bank’s strategic goals. 73% of his variable compensation was deferred.

Share ownership (as at December 31, 2014)

Values are based on $66.31, the closing price of our common shares on the TSX on December 31, 2014.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$2,494,649	$1,778,510	$2,697,905	$6,971,064	14x	yes

66	Scotiabank

EXECUTIVE COMPENSATION

J. MICHAEL DURLAND, GROUP HEAD, GLOBAL BANKING & MARKETS

J. Michael Durland Toronto, Ontario, Canada

Michael Durland is Group Head and CEO, Global Banking & Markets. He was appointed Co-CEO in 2008 with specific responsibility for the global capital markets business, and assumed full responsibility for the business line on May 1, 2014.

He is responsible for defining and implementing the strategic direction, goals and values for Global Banking & Markets in line with the bank’s strategy. This includes optimizing business opportunities, managing risk and maximizing shareholder value globally for the bank’s wholesale financial services operations.

Mr. Durland’s role was expanded again on November 1, 2014 to include Global Transaction Banking, on Christopher Hodgson’s retirement.

2014 Performance

Global Banking & Markets performance was slightly higher than 2013, with revenue at a record high. Adjusted for notable items net income was 2% higher than 2013. Our reported results for Global Banking & Markets are presented below:

	2014	2013	change
Total revenue	$3,813 million	$3,580 million	+7%
Net income	$1,459 million	$1,455 million	0%
Return on economic equity	30.4%	27.6%	+280 basis points

The business line also made solid progress toward achieving its strategic objectives under Mr. Durland’s leadership:

•	achieved record revenues in several key business units, including investment banking and Canadian lending
•	exceeded its global non-lending revenue targets by almost $100 million
•	achieved its customer cross-sell goals for product per client connection in both Canada and Mexico
•	acted as the exclusive financial advisor in several large multi-billion dollar transactions, such as Fortis Inc.’s acquisition of UNS Energy Corporation
•	ranked #1 on the Canadian equity league tables (Bloomberg)
•

continued to successfully manage its operational and market risks – Global Banking & Markets remained well within its key trading risk governance parameters such as value at risk and stress test limits, and operational losses were well within risk appetite parameters.

2014 Compensation

	2014	2013
Base salary	$550,000	$550,000
Annual incentive award
cash (40%)	$2,980,000	$2,890,000
deferred (60%): PSUs	$3,129,000	$2,601,000
Stock options	$1,341,000	$1,734,000
Total direct compensation	$8,000,000	$7,775,000

Mr. Durland’s total compensation for 2014 is 3% higher than it was in 2013, reflecting the business unit’s performance and the expansion of his role on May 1, 2014 to include the entire business line.

Incentive award

Mr. Durland participates in the Global Banking & Markets Incentive Plan (see page 59), which he is required to take as 40% cash, 42% PSUs and 18% stock options. His award was 3% higher than last year’s award for the following reasons:

•	his individual contribution and achievement of his annual goals, as described above, and the performance of Global Banking & Markets and the bank overall
•	a higher target range than 2013, in line with the increase in his accountabilities.

Salary for 2015

Mr. Durland’s salary was increased to $600,000 effective November 1, 2014 to recognize his expanded accountabilities with the integration of global transaction banking into Global Banking & Markets.

Share ownership (as at December 31, 2014)

Values are based on $66.31, the closing price of our common shares on the TSX on December 31, 2014.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$3,553,951	$0	$8,786,593	$12,340,544	22x	yes

Management proxy circular	67

CHRISTOPHER J. HODGSON, GROUP HEAD, GLOBAL WEALTH & INSURANCE

Christopher J. Hodgson Toronto, Ontario, Canada

Christopher Hodgson was Group Head, Global Wealth & Insurance from 2010 until October 31, 2014. On November 1, 2014, he transitioned into an advisory role as the wealth and insurance businesses were integrated into Canadian Banking and International Banking, and global transaction banking was integrated into Global Banking & Markets. He will retire from the bank on February 28, 2015.

As Group Head, Global Wealth & Insurance, Mr. Hodgson was responsible for defining and implementing the strategic direction, goals and values of global wealth management, insurance and global transaction banking, in line with the bank’s strategy. This included managing business opportunities, managing risk and maximizing the long-term shareholder value of operations around the world in asset management, wealth distribution, insurance, and global transaction banking.

2014 Performance

Global Wealth & Insurance had a solid year in 2014, moderately exceeding its annual targets. After adjusting results for the sale of the bank’s investment in CI Financial Corp. and the restructuring charge, net income grew by 13% this year. Our reported results for Global Wealth & Insurance are presented below:

	2014	2013	change
Total revenue	$5,056 million	$3,996 million	+26%
Net income	$1,831 million	$1,207 million	+52%
Return on economic equity	28.2%	16.7%	+1150 basis points

The business line also made solid progress toward achieving its strategic objectives under Mr. Hodgson’s leadership:

•	monetized a significant portion of our investment in CI Financial Corp., resulting in an after tax gain of $555 million for the bank
•	expanded institutional asset management by acquiring the remaining Aurion Capital Management shares
•	achieved record net sales for ScotiaFunds through the Canadian Banking channel for second straight year
•	launched 14 new products in Dynamic Funds and 22 new funds launched across Latin America and the Caribbean
•	expanded insurance distribution footprint in Canada and the English Caribbean.

2014 Compensation

	2014	2013
Base salary	$550,000	$550,000
Annual incentive award	$770,000	$850,000
Mid-term incentive award - 70% PSUs	$1,680,000	$1,440,000
Long-term incentive award - 30% stock options	$720,000	$960,000
= Deferred compensation	$2,400,000	$2,400,000
Total direct compensation	$3,720,000	$3,800,000

While Global Wealth & Insurance financial results were moderately above target and in line with 2013, all-bank performance was lower than last year. As a result, Mr. Hodgson’s total compensation is 2% lower than 2013.

Annual incentive

Mr. Hodgson’s annual incentive award was 9% below last year’s award for the following reasons:

•

the all-bank performance factor was lower than 2013, which brought the award down (it was 113 this year compared to 125 in 2013 – see page 61 for details) and the performance of Global Wealth & Insurance

•	his individual contribution and achievement of his annual goals, as described above.

Deferred compensation

Mr. Hodgson’s deferred compensation was the same as 2013. The award was based on his target range, his individual contribution, progress toward achieving Global Wealth & Insurance’s strategic goals, his sustained performance and his leadership in helping achieve the bank’s strategic goals. 76% of his variable compensation was deferred.

Share ownership (as at December 31, 2014)

Values are based on $66.31, the closing price of our common shares on the TSX on December 31, 2014.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$506,675	$2,591,099	$4,710,652	$7,808,426	14x	yes

68	Scotiabank

EXECUTIVE COMPENSATION

ANATOL VON HAHN, GROUP HEAD, CANADIAN BANKING

Anatol von Hahn Toronto, Ontario, Canada

Anatol von Hahn is the Group Head, Canadian Banking. He was appointed to this role in 2010.

He is responsible for defining and implementing strategic direction, goals and values for Canadian Banking and the shared services group, in line with the bank’s strategy. This includes managing business opportunities, managing risk and maximizing the long-term shareholder value of our personal banking, small business banking, and commercial banking businesses in Canada.

Effective November 1, 2014, Mr. von Hahn’s role was expanded to include the Canadian wealth and insurance businesses, which were previously under Christopher Hodgson’s leadership within Global Wealth & Insurance.

2014 Performance

Canadian Banking performed well in 2014, moderately exceeding its annual targets. Our return on economic equity results are lower in 2014, in part due to notable items recorded in 2014. Adjusting for notable items net income was 5% higher than last year. Our reported results for Canadian Banking are presented below:

	2014	2013	change
Total revenue	$7,436 million	$6,973 million	+7%
Net income	$2,188 million	$2,151 million	+2%
Return on economic equity	31.0%	33.4%	-240 basis points

The business line also made solid progress toward achieving its strategic objectives under Mr. von Hahn’s leadership:

•	became the first Canadian bank to launch sales capabilities in our mobile banking channel
•

successfully closed a strategic partnership with Canadian Tire Corporation, which includes a 20% equity interest in Canadian Tire Financial Services and becomes the exclusive provider of new financial products to Canadian Tire customers

•	achieved double-digit growth in credit cards
•	continued to lead the automotive lending space with double digit asset growth
•	successfully completed the rebranding of ING Direct to Tangerine, which continued to be ranked “Highest in Customer Satisfaction Among the Midsize Retail Banks” by J.D. Power and Associates.

2014 Compensation

	2014	2013
Base salary	$550,000	$550,000
Annual incentive award	$710,000	$915,000
Mid-term incentive award - 70% PSUs	$1,470,000	$1,200,000
Long-term incentive award - 30% stock options	$630,000	$800,000
= Deferred compensation	$2,100,000	$2,000,000
Total direct compensation	$3,360,000	$3,465,000

While Canadian Banking financial results were good, they did not exceed plan by as much as they had in 2013, which was an exceptionally strong year. As a result, Mr. von Hahn’s total compensation in 2014 is 3% lower than 2013.

Annual incentive

Mr. von Hahn’s annual incentive award was 22% below last year’s award for the following reasons:

•

the all-bank performance factor was lower than 2013, which brought the award down (it was 113 this year compared to 125 in 2013 – see page 61 for details) and the lower performance of Canadian Banking relative to target

•	his individual contribution and achievement of his annual goals, as described above.

Deferred compensation

Mr. von Hahn’s deferred compensation was 5% higher than 2013. The award was based on his target range, his individual contribution, progress toward achieving Canadian Banking’s strategic goals, his sustained performance and his leadership in helping achieve the Bank’s strategic goals. 75% of his variable compensation was deferred.

Salary for 2015

Mr. von Hahn’s salary was increased to $600,000 on November 1, 2014 to recognize his expanded accountabilities with the integration of the wealth and insurance businesses into Canadian Banking.

Share ownership (as at December 31, 2014)

Values are based on $66.31, the closing price of our common shares on the TSX on December 31, 2014.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$81,129	$6,000,320	$3,861,206	$9,942,655	18x	yes

Management proxy circular	69

6. Share performance and cost of management

SHARE PERFORMANCE

The graph compares our share performance to our peer group, the Canadian stock market and total compensation awarded to our named executives for the past five years ending October 31, 2014. The total compensation awarded to our named executives gradually increased over the first four years in line with increased shareholder returns. The aggregate amount decreased in 2014 due to lower overall bank performance as well as the change in the named executives.

For comparison purposes, total shareholder return assumes:

•    $100 was invested in Scotiabank common shares on November 1, 2009 and dividends were reinvested over the five-year period

•     $100 was also invested for each company in our peer group and dividends were also reinvested over the same period (the graph shows the peer group median)

•     $100 was invested in the S&P/TSX Composite Index on the same date and dividends were also reinvested.

Our peer group includes Bank of Montreal, CIBC, Royal Bank of Canada, TD Bank, Manulife Financial, Sun Life Financial and Power Financial Corporation (see page 49 for more information about our performance comparator group).

We have indexed total compensation to $100 for comparison purposes. It includes base salary, the annual incentive plus the grant value of PSU and stock option awards for the top five named executives for the past five years (as disclosed in our circular for prior years).

	2009	2010	2011	2012	2013	2014
Scotiabank TSR	$100	$125	$125	$134	$164	$185
Peer group median TSR	$100	$118	$109	$117	$153	$177
S&P/TSX Composite Index	$100	$119	$118	$124	$137	$155
Total compensation paid to our named executives	$100	$102	$102	$107	$114	$96

COST OF MANAGEMENT

Cost of management is a measure we and the other major Canadian financial institutions use to show how corporate performance compares to compensation awarded to our most senior officers. We calculate the ratio by dividing total compensation awarded to our named executives by net income after tax for each of the last five years:

•

total compensation includes salary, annual incentive, the grant value of PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the summary compensation table (the 2013 figure only includes the total compensation for the top five named executives for comparison purposes although six named executives were disclosed in our circular last year).

•

net income after tax is net income reported in the consolidated statement of income for the each of the last five fiscal years. It reflects the impact of new accounting standards we adopted as of November 1, 2010 (see note 4 to our consolidated financial statements).

	Total compensation awarded to named executives ($ millions)	Net income after tax ($ millions)	Cost of management (%)
2014	28.5	7,298	0.39%
2013	34.1	6,610	0.52%
2012	32.6	6,390	0.51%
2011	30.7	5,330	0.58%
2010	31.5	4,339	0.73%

70	Scotiabank

EXECUTIVE COMPENSATION

2014 Executive compensation details

SUMMARY COMPENSATION TABLE

The table below shows the total compensation each named executive earned in the last three fiscal years. We report the share and option awards granted after the end of the fiscal year to reflect decisions made during the 2014 compensation review, rather than awards granted at the outset of fiscal 2014 from the 2013 compensation review. We do not offer long-term non-equity incentive plan compensation to our named executives.

Named executive	Year	Fiscal salary ($)	Share awards ($)	[3]	Option awards ($)	[4]	Annual incentive plan ($)	[5]	Pension value ($)	[6]	All other compensation ($)	[7]	Total compensation ($)
Brian J. Porter[1]	2014	1,000,000	3,850,000		1,650,000		2,370,000		1,385,000		1,242		10,256,242
President and Chief Executive	2013	800,000	3,000,000		2,000,000		1,250,000		(149,000)		1,242		6,902,242
Officer (as of November 1, 2013)	2012	550,000	1,600,000		1,600,000		770,000		106,000		1,196		4,627,196
Sean D. McGuckin	2014	500,000	1,169,000		501,000		630,000		83,000		1,242		2,884,242
Executive Vice President and	2013	400,000	870,000		580,000		600,000		84,000		1,242		2,535,242
Chief Financial Officer	2012	309,167	500,000		500,000		410,000		373,000		1,196		2,093,363
J. Michael Durland[2]	2014	550,000	3,129,000		1,341,000		2,980,000		–		–		8,000,000
Group Head and CEO,	2013	550,000	2,601,000		1,734,000		2,890,000		–		–		7,775,000
Global Banking & Markets	2012	550,000	2,310,000		2,310,000		3,080,000		–		–		8,250,000
Christopher J. Hodgson	2014	550,000	1,680,000		720,000		770,000		145,000		–		3,865,000
Group Head, Global Wealth	2013	550,000	1,440,000		960,000		850,000		120,000		–		3,920,000
& Insurance	2012	550,000	1,200,000		1,200,000		820,000		42,000		–		3,812,000
Anatol von Hahn	2014	550,000	1,470,000		630,000		710,000		145,000		1,242		3,506,242
Group Head, Canadian	2013	550,000	1,200,000		800,000		915,000		144,000		1,242		3,610,242
Banking	2012	550,000	900,000		900,000		900,000		101,000		1,196		3,352,196

1.	Mr. Porter became President on November 1, 2012, and President and Chief Executive Officer on November 1, 2013.

2.	Mr. Durland became Group Head and CEO, Global Banking & Markets on May 1, 2014. Before May 1, 2014, Mr. Durland was Group Head and Co-CEO Global Banking & Markets.

3.	For compensation purposes, we value PSU awards using the 20-day average closing price of our common shares at the time of grant to smooth out short-term aberrations in the share price. The accounting fair value is based on the closing price of our common shares on the TSX on the grant date. 100% of the payout value of the PSU award is based on performance criteria on vesting (see page 59 for details).

	Grant date	Grant date fair value	Accounting fair value
2014	December 8, 2014	$69.14	$65.07
2013	December 9, 2013	$65.18	$64.21
2012	December 10, 2012	$54.53	$55.94

4.	We use the Black-Scholes model to value option awards.

Compensation fair value is different than the accounting fair value disclosed in our financial statements because different assumptions are used.

We estimate the fair value of option awards on the grant date using the following assumptions, which result in less dilution than the accounting assumptions:

	Term	Share price volatility	Dividend yield	Risk free rate
2014	10 years	23.0%	3.68%	2.07%
2013	10 years	23.2%	3.59%	2.46%
2012	10 years	23.5%	3.47%	2.23%

The assumptions used to calculate the accounting fair value of the option awards are different in two ways:

•	we used an expected life of 6.3 years, instead of the full term of 10 years, in accordance with IFRS 2, Share-based Payment
•	we based volatility on historic and implied volatility and the current dividend yield.

The accounting fair value of the 2014 stock option awards is approximately 30% less than the compensation value shown in the summary compensation table, 20% less for 2013 and 16% less for 2012. As the compensation fair value is greater, we award fewer options than if we had used the accounting fair value. The table below shows the differences in the compensation and accounting fair values as a percentage of the grant price.

	Grant date	Grant price	Compensation fair value (as a % of the grant price)	Accounting fair value (as a % of the grant price)
2014	December 8	$68.32	16.0%	11.2%
2013	December 9	$63.98	17.5%	14.1%
2012	December 10	$55.63	17.5%	14.6%

5.	Annual incentive plan is the annual cash incentive (non-equity incentive plan compensation) earned by the named executives. Mr. Hodgson and Mr. von Hahn chose to defer a percentage of their annual incentive and receive DSUs instead of cash.

6.	Pension value is the compensatory change described on page 76. The decrease in net pension value for Mr. Porter in 2013 was a result of freezing his prior retirement arrangement as of October 31, 2013.

7.	All other compensation includes perquisites and other taxable benefits. They total less than $50,000 and 10% of the salary of each named executive and therefore are not disclosed.

The amounts shown are Scotiabank’s contribution to ESOP. These named executives participate in the plan on the same terms as our other employees. Employees can purchase our common shares and the bank contributes an additional 50% to the purchase up to specified limits.

Amounts in this column do not include dividend equivalents earned on PSU awards because dividends are factored into the fair value calculation at the time of grant.

Management proxy circular	71

INCENTIVE PLAN AWARDS

Outstanding share and option awards at December 31, 2014

The table below includes awards made in December 2014 after our fiscal year-end of October 31, 2014:

•

the value of unexercised in-the-money options equals the closing price of our common shares on December 31, 2014 ($66.31) minus the exercise price of the option awards, multiplied by the number of outstanding options

•

the value of the PSU awards that have not vested equals the closing price of our common shares on December 31, 2014, multiplied by the number of units outstanding. We valued the PSUs using the performance at target (factor of 100%), however, the number of PSUs that may vest can range from 0% to 150% of target. There are no vested PSUs outstanding.

		Option awards									Share awards
	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Plan	Number of share units that have not vested (#)	Market value of awards that have not vested ($)	DSU grant date	Number of DSUs outstanding (all of these DSUs have vested)	Market or payout value of vested DSUs not paid out or distributed[1]
Brian Porter	12/13/06	70,268	52.00	12/13/16	1,005,535
	12/11/07	83,224	52.57	12/11/17	1,143,498
	12/11/09	111,656	47.75	12/11/19	2,072,335				12/18/09	14,786	980,445
	12/06/10	102,720	55.63	12/06/20	1,097,050
	12/05/11	125,176	49.93	12/05/21	2,050,383
	12/10/12	164,352	55.63	12/10/22	1,755,279	PSU	31,723	2,103,540
	12/09/13	178,628	63.98	12/09/23	416,203	PSU	47,811	3,170,337
	12/08/14	150,944	68.32	12/08/24	–	PSU	55,684	3,692,414
Total		986,968			9,540,283		135,218	8,966,290		14,786	980,445
Sean McGuckin	12/02/05	6,744	46.02	12/02/15	136,836				12/16/05	4,641	307,732
	12/13/06	7,396	52.00	12/13/16	105,837				12/22/06	5,892	390,707
	12/11/07	7,924	52.57	12/11/17	108,876				12/19/07	5,591	370,746
	12/05/08	15,492	33.89	12/05/18	502,251				12/19/08	3,849	255,224
	12/11/09	16,232	47.75	12/11/19	301,266				12/18/09	6,848	454,101
	12/06/10	15,836	55.63	12/06/20	169,128
	12/05/11	23,832	49.93	12/05/21	390,368
	12/10/12	51,360	55.63	12/10/22	548,525	PSU	9,913	657,356
	12/09/13	51,800	63.98	12/09/23	120,694	PSU	13,865	919,398
	12/08/14	45,832	68.32	12/08/24	–	PSU	16,908	1,121,151
Total		242,448			2,383,780		40,686	2,697,905		26,821	1,778,510
Michael Durland	12/05/08	221,304	33.89	12/05/18	7,174,676
	12/11/09	209,424	47.75	12/11/19	3,886,909
	12/06/10	191,316	55.63	12/06/20	2,043,255
	12/05/11	215,300	49.93	12/05/21	3,526,614
	12/10/12	237,284	55.63	12/10/22	2,534,193	PSU	45,800	3,036,985
	12/09/13	154,868	63.98	12/09/23	360,842	PSU	41,452	2,748,682
	12/08/14	122,676	68.32	12/08/24	–	PSU	45,256	3,000,926
Total		1,352,172			19,526,490		132,508	8,786,593		–	–
Christopher Hodgson									12/19/07	8,387	556,118
	12/05/08	59,752	33.89	12/05/18	1,937,160				12/19/08	1,660	110,065
	12/11/09	94,240	47.75	12/11/19	1,749,094				12/18/09	6,226	412,819
	12/06/10	79,180	55.63	12/06/20	845,642				12/17/10	6,480	429,682
	12/05/11	100,140	49.93	12/05/21	1,640,293				12/16/11	4,923	326,466
	12/10/12	123,264	55.63	12/10/22	1,316,460	PSU	23,792	1,577,655	12/21/12	4,340	287,776
	12/09/13	85,740	63.98	12/09/23	199,774	PSU	22,949	1,521,762	12/20/13	4,038	267,786
	12/08/14	65,866	68.32	12/08/24	–	PSU	24,299	1,611,235	12/19/14	3,022	200,387
Total		608,182			7,688,424		71,040	4,710,652		39,076	2,591,099
Anatol von Hahn									12/06/00	6,373	422,566
									12/13/01	7,672	508,727
									12/12/02	6,221	412,503
									12/11/03	6,982	463,005
									12/17/04	5,493	364,246
	12/02/05	13,624	46.02	12/02/15	276,431				12/16/05	4,095	271,529
	12/13/06	25,888	52.00	12/13/16	370,457				12/22/06	5,972	395,987
	12/11/07	28,928	52.57	12/11/17	397,471				12/19/07	5,591	370,746
	12/05/08	61,964	33.89	12/05/18	2,008,873				12/19/08	2,033	134,790
	12/11/09	43,980	47.75	12/11/19	816,269
	12/06/10	44,512	55.63	12/06/20	475,388				12/17/10	7,713	511,427
	12/05/11	61,084	49.93	12/05/21	1,000,556				12/16/11	8,551	567,019
	12/10/12	92,448	55.63	12/10/22	987,345	PSU	17,844	1,183,241	12/21/12	9,527	631,703
	12/09/13	71,452	63.98	12/09/23	166,483	PSU	19,124	1,268,135	12/20/13	8,694	576,527
	12/08/14	57,634	68.32	12/08/24	–	PSU	21,261	1,409,831	12/19/14	5,573	369,546
Total		501,514			6,499,273		58,230	3,861,206		90,489	6,000,320

1.	These named executives chose to receive a percentage of their short-term incentive as DSUs. All of these DSUs have vested.

72	Scotiabank

EXECUTIVE COMPENSATION

Value vested or earned during the year

The table below shows the following for each named executive:

•	the total value that would have been realized on vesting of stock options in 2014 if the options had been exercised on the vesting date
•	the value of share awards received on vesting in 2014
•	the annual incentive compensation awards earned for 2014

We report the option-based and share-based awards most recently vested, rather than 12 months in arrears.

	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Annual incentive compensation – Value earned during the year ($)
Brian Porter	1,191,537	1,723,593	2,370,000
Sean McGuckin	265,796	650,550	630,000
Michael Durland	1,938,531	2,964,581	2,980,000
Christopher Hodgson	907,881	1,378,875	770,000
Anatol von Hahn	587,080	841,114	710,000

Option-based awards include the total value of stock options that vested in 2014 (25% of the options granted on each of the dates shown in the table below). The value equals the number of options that vested times the difference between the option exercise price and the closing share price on the vesting date.

Grant date	Exercise price	Vesting date	Closing share price on vesting date
December 6, 2010	$55.63	December 6, 2014	$66.20	(Closing price from previous business day.)
December 5, 2011	$49.93	December 5, 2014	$66.20
December 10, 2012	$55.63	December 10, 2014	$64.11
December 9, 2013	$63.98	December 9, 2014	$65.38

Share-based awards include the value of PSUs that vested in 2014, and include dividend equivalents. Their realized value on vesting equals the number of units vested times the performance factor times the vesting price (the average closing price of our common shares on the TSX for the 20 days ending on the vesting date).

Vesting date	Performance factor	Vesting price
December 5, 2014	89%	$69.14

See page 62 for information about how we calculated the PSU performance factor.

Options exercised in 2014 (voluntary disclosure)

	Grant date	Number of options	Exercise price	Realized value
Brian Porter	12/02/05	70,396	$46.02	$1,736,910
Sean McGuckin	12/03/04	6,540	$39.00	$168,881
Christopher Hodgson	12/13/06	40,680	$52.00	$529,274
	12/11/07	56,276	$52.57	$1,030,943
	12/05/08	45,000	$33.89	$1,727,615
Anatol von Hahn	12/03/04	9,540	$39.00	$290,970

Securities authorized for issuance under equity compensation plans as at October 31, 2014

Shareholders must approve all of our stock option plans.

Other important things to note:

•	We stopped granting stock options to directors as of October 28, 2003.
•

When we acquired HollisWealth Inc. (formerly DundeeWealth) on February 1, 2011, HollisWealth stock options were converted to 1,293,308 options based on the price of our common shares on February 1, 2011. The number of options and exercise prices are the sum and weighted average of our common shares to be issued for stock options granted under their corporate and advisor share incentive plans. We do not plan to issue any new stock options under the HollisWealth equity compensation plans.

•

The HollisWealth share bonus plans allowed their common shares to be issued from treasury or purchased in the market. Bonus shares under these plans were converted to Scotiabank common shares to be issued from treasury. We will not be issuing new bonus shares under the HollisWealth equity compensation plans.

See note 29 to our 2014 consolidated financial statements for more information.

Management proxy circular	73

As at October 31, 2014	Securities to be issued upon exercise					Securities remaining for future issuance under equity compensation plans			Securities to be issued upon exercise plus available for issuance
Equity compensation plans	#		% of outstanding common shares	Weighted average price		#		% of outstanding common shares	#	% of outstanding common shares
Stock option plan	22,775,840		1.87%	$51.64		12,555,812		1.03%	35,331,652	2.90%
HollisWealth[1] stock option plan	578,672		0.05%	$53.50		174,780		0.01%	753,452	0.06%
Total stock option plan	23,354,512	[2]	1.92%	$51.68	[3]	12,730,592	[4]	1.04%	36,085,104	2.96%
HollisWealth[1] share bonus plan	21,739		0.00%	n/a		–		0.00%	21,739	0.00%

1.	Effective November 1, 2013, DundeeWealth Inc. was renamed HollisWealth Inc.
2.	24,351,820 as at January 31, 2015.
3.	$52.84 at January 31, 2015.
4.	11,227,711 as at January 31, 2015.

See note 29 to our 2014 consolidated financial statements for more information.

About dilution, overhang and burn rate

Shareholders approve the number of shares that can be issued under the stock option plan, which is less than 10% of our outstanding common shares. In April 2011, shareholders approved an increase of 15 million common shares available for issue under the stock option plan.

The table below shows the key details about the stock option plan and the director stock option plan (which is no longer active), but does not include HollisWealth stock options.

The human resources committee and the board have been reviewing our use of stock options in our compensation program and how we align with the market. In 2013 the committee adjusted the allocation of mid- and long-term incentives to 40% options and 60% PSUs from 50/50 previously. It introduced further changes with the 2014 grants, further reducing the weighting of options to 30% for executive vice presidents, to 25% for senior vice presidents, and eliminating option awards altogether for vice presidents.

These changes have had a marked effect on our burn rate, reducing it from 0.33% in 2013 to 0.27% in 2014, and it is expected to further reduce in fiscal 2015.

	2014	2013	2012
Dilution
Total number of options outstanding divided by total number of common shares outstanding	1.9%	1.9%	1.9%
Overhang
Total number of options available for issue plus options outstanding, divided by total number of common shares outstanding	2.9%	3.2%	3.5%
Burn rate
Total number of options issued in a fiscal year, divided by total number of common shares outstanding	0.27%	0.33%	0.32%

About the stock option plan

•	Stock options granted before December 2009 may include a tandem stock appreciation right (tandem SAR) feature, which gives the grant holder the choice of either:
•	exercising the option by purchasing Scotiabank common shares at the grant price and either holding or selling the shares, or
•

exercising the tandem SAR and receiving a cash payment that is the difference between the exercise price and the market price of our common shares on the date of exercise. The holder receives the same value as he or she would receive by purchasing shares and immediately selling, but as no shares actually change hands, the stock is not diluted

•	if the option is exercised, the tandem SAR is cancelled and vice versa
•	We do not have significant share dilution but we did issue 12 million shares related to acquisitions, equity-based compensation and under the share dividend and share purchase plans
•	Other features of the plan:
•	we have insider participation limits
•	our general loan policies apply to employees to borrow at customer rates to buy common shares for option exercises
•	we grant stand-alone SARs in select countries outside of Canada, where local laws may restrict the issuance of shares.

74	Scotiabank

EXECUTIVE COMPENSATION

Limits

•	No one can be granted stock options to purchase more than 5% of our total number of issued and outstanding common shares on a non-diluted basis at any time
•

No more than 10% of our total common shares outstanding can be issued to insiders for the exercise of options in any year – this limit applies to the stock option plan and any other security based compensation arrangement

•

Adjustments can be made to options in proportion to adjustments made to our common shares for certain events, like a subdivision, consolidation, reorganization, reclassification or other event that requires adjustments to be made

Making changes

Shareholders must approve any increase to the maximum number of shares that may be issued under the plan or other changes to the plan design.

The board can make the following changes to the plan without shareholder approval:

•	changes of an administrative or a housekeeping nature
•	terms, conditions and mechanics of granting stock option awards
•	changes to vesting, exercise or early expiry
•	amendments that are designed to comply with the law, tax or accounting provisions, or regulatory requirements.

RETIREMENT BENEFITS

Scotiabank pension plan

Type of plan	defined benefit
Participation	employees, non-contributory or contributory
Terms

Non-contributory

•        members earn 1.5% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Contributory

•        members contribute 4% of their base salary up to a maximum of $3,500 each calendar year and earn an annual pension equal to 2% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

•       annual pension benefits are capped at the maximum pension limit under the Income Tax Act (Canada)

Annual pension benefits	• the retirement pension is paid for life • if there is a surviving spouse, he or she receives 60% of the member’s pension for life
Eligibility	• full pension begins at age 65, the normal retirement age (age 63 if hired before 1983) • members can receive a reduced pension at age 55 (age 53 if hired before 1983)

The Scotiabank Pension Plan is our primary pension plan in Canada. All of the named executives are participants except Mr. Durland, whose service from past participation in the plan is frozen.

Supplemental pension plan

We have individual retirement agreements with certain executives, including the named executives, to provide a non-registered, unfunded supplemental pension. We are, however, discontinuing the use of individual retirement agreements for future executives, except for the CEO. Supplemental pension arrangements for all new executive officers are now covered by the Scotiabank Executive Pension Plan.

The pension accrual under the Scotiabank Executive Pension Plan is calculated substantially the same as under the Scotiabank Pension Plan in the absence of income tax limits, except that a portion of incentive compensation is included.

For executives appointed on or before April 7, 2010, retirement benefits are capped at 70% of the highest average five-year compensation.

For executives appointed after April 7, 2010, in addition to retirement benefits being capped at 70% of the highest average five-year compensation:

•	the incentive compensation recognized is capped at 50% of base salary
•	the total amount of eligible compensation recognized in the pension calculation is capped at $600,000 for executive vice presidents and $800,000 for group heads.

Executives do not receive any supplemental pension benefits if they leave the bank before meeting the eligibility requirements for retirement. We pay a reduced pension if the executive retires within five years of the normal retirement age, or earlier if he or she is at least 55 and has 10 or more years of service.

Management proxy circular	75

All of the named executives are vested in their supplemental pensions except Mr. McGuckin. When Mr. Porter became President and CEO on November 1, 2013, his retirement arrangement was amended to freeze the pension amount accrued before his appointment, to prevent triggering a large one-time increase in pension benefit because of the increase in his compensation as CEO (see below).

Summary of benefits

Brian Porter

Mr. Porter is covered by an individual retirement agreement that went into effect when he became CEO:

•    his previous retirement arrangement was frozen as of October 31, 2013

•    pension accrues at a flat rate of $125,000 for each year he is President and CEO

•    his total annual pension from all bank sources is capped at $1.5 million

Christopher Hodgson	Mr. Hodgson was appointed a group head before April 7, 2010, so his pension is capped at 70% of his highest average five-year compensation
Sean McGuckin Anatol von Hahn

Mr. McGuckin and Mr. von Hahn were appointed after April 7, 2010, so their pension has a cap on both retirement benefits and eligible compensation:

•     as an executive vice president Mr. McGuckin’s pension is capped at $420,000 per year (70% x $600,000)

•    as a group head Mr. von Hahn’s pension is capped at $560,000 per year (70% x $800,000)

Michael Durland	Mr. Durland participated in the defined benefit plan for five years, but is not currently accruing pension benefits. He is entitled to a pension from the plan that is frozen at the maximum pension allowed under a registered pension plan under the Income Tax Act (Canada)

Plan obligations

The table below shows the defined benefit pension plan obligations for each named executive as at October 31, 2014.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. The most significant assumption is the discount rate, which is set by reference to the yields on high quality corporate bonds with durations that match the defined benefit obligations. The remaining assumptions reflect our best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

	Number of years credited service	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
Brian Porter	20.8	406,000	1,448,000	3,123,000	1,385,000	774,000	5,282,000
Sean McGuckin	21.0	178,000	381,000	1,496,000	83,000	357,000	1,936,000
Michael Durland	4.7	13,000	13,000	129,000	—	31,000	160,000
Christopher Hodgson	27.2	407,000	487,000	5,388,000	145,000	796,000	6,329,000
Anatol von Hahn	30.3	419,000	560,000	3,884,000	145,000	760,000	4,789,000

•	Accrued obligation is the value of the projected pension benefits from all pension plans, earned for all service to date.
•	Compensatory change includes the annual service costs and other compensatory changes:
•	the annual service cost is the value of the projected pension benefits earned in 2014
•

other compensatory changes reflect the change in the accrued obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes, including additional credited service accruing during the year.

•

Non-compensatory change is the change in the accrued obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the accrued obligation at the start of the year and any employee contributions.

•

The estimated accrued obligation values are calculated each year by our independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for our pension plans as disclosed in Note 30 to the 2013 consolidated financial statements and Note 31 to our 2014 consolidated financial statements.

Pension plan governance

The human resources committee oversees the Scotiabank Pension Plan. It has delegated certain fiduciary plan duties to the pension administration and investment committee, including the plan investment strategy and performance, which the committee reports back to the human resources committee twice annually. The pension administration and investment committee includes the President and CEO, Chief Financial Officer, Chief Human Resources Officer and independent third parties, among others. The board retains plan sponsor duties including approval of plan amendments.

76	Scotiabank

EXECUTIVE COMPENSATION

TERMINATION AND CHANGE OF CONTROL

We do not have change-of-control agreements with any of our named executives.

Change of control

We define a change of control as:

•	an acquisition of more than 20% of our voting shares
•	a change in the majority of our board members
•	any transaction where one or more entities acquires more than 50% of our assets, or
•	a merger between us and one or more entities to form another legal entity.

While we do not have individual change-of-control agreements with our named executives, our equity-based compensation plans and executive pension arrangements include terms for vesting in these circumstances.

These change of control provisions are “double-trigger” – this means they only take effect when there is a change of control and termination of employment without cause. Vesting accelerates under the PSU, restricted share unit (RSU) and stock option plans and executive pension arrangements if an executive’s employment is terminated within two years of a change of control for any reason other than dismissal for cause.

Treatment of compensation if employment is terminated

The table below summarizes the treatment of compensation for the named executives under various termination scenarios:

•

retirement – an executive may qualify for retirement under our equity plans at age 55 or older with 10 years of service, or within five years of their normal retirement date, whichever is earlier. If neither of these criteria is satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For Global Banking & Markets, the definition of retirement under the PSU plan is age 45 with 10 years of service.

•	salary and annual incentive – the table does not reflect any amounts that may be considered under common and civil law.
•

pension – an executive forfeits his or her supplemental pension if they resign or retire or are terminated not for cause before being eligible for retirement, are terminated with cause or engage in a competitive business after he or she retires or otherwise is no longer employed by us.

Compensation element	Resignation	Retirement	Termination without cause	Termination with cause	Termination following a change of control
Salary	Salary ends	Salary ends	Salary ends	Salary ends	Salary ends
Annual Incentive	Award forfeited	Award prorated based on period worked during the fiscal year	Award forfeited	Award forfeited	Award forfeited
RSUs	Unvested units expire on date of resignation and vested units are paid out in accordance with plan rules	Continue to vest according to normal schedule	Continue to vest according to normal schedule	Unvested units expire on date of termination and vested units are paid out in accordance with plan rules	Unvested units vest on the normal vesting date or the termination date, whichever is earlier
PSUs	Unvested units expire on date of resignation and vested units are paid out in accordance with plan rules	Continue to vest according to normal schedule	Continue to vest according to normal schedule	Unvested units expire on date of termination and vested units are paid out in accordance with plan rules	Unvested units vest on the vesting date or the termination date, whichever is earlier. Executive is entitled to payment of vested units based on a performance factor of 1.0
Stock options	All vested and unvested options immediately expire and are forfeited on the resignation date	Continue to vest according to normal schedule and can be exercised within five years of retirement date, or the original expiry date, whichever is earlier	Unvested options expire immediately and vested options can be exercised within three months of the termination date	All vested and unvested options expire immediately and are forfeited on the termination date	Vest immediately and can be exercised
DSUs	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends
Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Perquisites	Perquisites end	Perquisites end	Perquisites end	Perquisites end	Perquisites end

Management proxy circular	77

Estimated payments if employment is terminated

The table below shows the estimated additional benefits each named executive would be entitled to receive if their employment ended on October 31, 2014. For equity-based compensation, the values represent the in-the-money value of any awards (as of October 31, 2014) that vest or will vest as a result of termination. These values are based on a share price of $69.02, the closing price of our common shares on October 31, 2014.

We do not gross up any compensation to cover the impact of income taxes.

The actual amounts that a named executive would receive if employment is terminated can only be determined at the time of termination. Many factors could affect the nature and amount of the benefits and the actual amounts may be higher or lower than the amounts shown below.

Base salary and annual incentive figures do not include any amounts that may be considered under common and civil law. PSUs have been valued assuming a performance factor of 1.0, and may not reflect the actual payouts. The pension amount is the additional pension amount payable beyond the accrued pension obligation as of October 31, 2014. Mr. Durland is not currently accruing pension benefits.

		Estimated incremental value on termination as of October 31, 2014
Name	Compensation component	Resignation	Retirement	Termination without cause	Termination with cause	Change of control
Brian Porter	Salary and annual incentive	–	–	–	–	–
	Equity-based incentives	Eligible to retire – see Retirement	11,512,123	7,422,673	–	11,512,123
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total	–	11,512,123	7,422,673	–	11,512,123
Sean McGuckin	Salary and annual incentive	–	–	–	–	–
	Equity-based incentives	–	–	2,324,795	–	3,382,137
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total	–	–	2,324,795	–	3,382,137
Michael Durland[1]	Salary and annual incentive	–	–	–	–	–
	Equity-based incentives	9,987,758	9,987,758	9,347,328	–	15,206,256
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total	9,987,758	9,987,758	9,347,328	–	15,206,256
Christopher Hodgson	Salary and annual incentive	–	–	–	–	–
	Equity-based incentives	Eligible to retire – see Retirement	7,663,593	4,772,694	–	7,663,593
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total	–	7,663,593	4,772,694	–	7,663,593
Anatol von Hahn	Salary and annual incentive	–	–	–	–	–
	Equity-based incentives	Eligible to retire – see Retirement	5,515,569	3,494,991	–	5,515,569
	Pension	–	–	–	–	–
	Perquisites	–	–	–	–	–
	Total	–	5,515,569	3,494,991	–	5,515,569

1.	Mr. Durland is eligible to retire under the PSU plan. Stock options granted to him in 2010 will continue to vest and can be exercised for up to five years if he leaves the bank and does not engage with a competitor for two and a half years immediately after leaving. All stock options granted after 2010 follow the terms of our standard stock option plan.

78	Scotiabank

EXECUTIVE COMPENSATION

Other information

COMPENSATION OF EMPLOYEES WHO HAVE AN IMPACT ON OUR MATERIAL RISK

The tables below show the compensation awarded to employees who had an impact on our material risk in the last two fiscal years in accordance with Implementation Standard 15 of the FSB’s Principles for Sound Compensation Practices and Implementation Standards and the Basel Committee on Banking Supervision’s Pillar III disclosure requirement. This includes all executive vice presidents and above, senior leaders and above in Global Banking & Markets, and other select employees. At least 40 to 60% of their total incentive compensation is deferred.

The compensation review committee reviews the list of employees to make sure it is complete (see page 52).

Total compensation awarded in 2014

				Fixed pay	Variable compensation
At December 31, 2014	Number of executives	Total direct compensation ($millions)	[1]	Base salary ($millions)	Cash incentive (non- deferred) ($millions)	Non- deferred share units ($millions)	Deferred cash incentive ($millions)	Share- based ($millions)	[2]	Stock options ($millions)	Portion of incentive deferred	[3]
Named executives	5	26.8		3.2	7.5	0.0	0.0	11.3		4.8	68%
Other bank employees	172	216.1		43.2	90.3	1.6	2.2	70.5		8.4	47%
Total 2014	177	242.9		46.3	97.8	1.6	2.2	81.8		13.3	49%
Total 2013	178	260.1		49.0	95.5	2.0	2.6	87.1		23.9	54%

1.	Total direct compensation includes base salary, cash incentives (non-deferred), deferred cash incentives, share-based awards and stock options.
2.	Share-based is the grant value of PSUs, RSUs and deferred performance plan (DPP) units.
3.	Portion of incentive deferred variable compensation is the amount awarded in deferred cash incentive, share-based and stock options.

Outstanding deferred compensation

The table below shows the outstanding vested or unvested deferred equity (stock options, stock appreciation rights, PSUs, RSUs and DPPs) or deferred cash compensation that is in-the-money at December 31, 2014. PSUs and DPPs are valued using a performance factor of 1.0.

Values may be affected by market fluctuations in the price of our common shares, or adjustments based on performance (in the case of PSUs, DPPs and deferred cash awards).

	Vested				Unvested
At December 31, 2014	Number of executives	Deferred cash incentive	Share units ($millions)	Stock options ($millions)	Deferred cash incentive ($millions)	Share units ($millions)	Stock options ($millions)	Total outstanding ($millions)
Named executives	5	0.0	0.0	39.0	0.0	29.0	6.7	74.7
Other bank employees	172	0.0	2.0	145.6	3.8	245.6	19.0	416.1
Total 2014	177	0.0	2.0	184.6	3.8	274.7	25.7	490.8
Total 2013	178	0.0	2.0	222.6	5.6	303.6	59.6	593.5

Deferred compensation paid out in 2014

This includes PSU, DPP and deferred cash awards paid, and stock options exercised (including stock appreciation rights), in the year ended December 31, 2014.

At December 31, 2014	Number of executives	Deferred cash incentive ($millions)	Share units ($millions)	Stock options ($millions)
Named executives	5	0.0	7.6	5.5
Other bank employees	172	1.9	88.5	22.3
Total 2014	177	1.9	96.1	27.8
Total 2013	178	2.2	98.5	42.8

We did not reduce deferred compensation payments in December 2014, either for explicit adjustments (such as clawbacks) or for implicit adjustments (such as a decrease in our share price).

Our PSU performance factor was below target, which decreased the payout value of the PSU and DPP awards by $6.2 million.

Other payments awarded in 2014

Employees who have an impact on our material risk did not receive any guaranteed incentive awards in 2014 or 2013. Two received sign-on awards in 2014, for a total of $0.8 million (none in 2013). We provide information about severance payments to OSFI confidentially for privacy reasons.

Management proxy circular	79

NON-GAAP MEASURES

We use return on equity and operating leverage to measure performance in our incentive plans. These are not defined terms under generally accepted accounting principles (GAAP), which are based on International Financial Reporting Standards, and may not be comparable to similar terms used by other financial institutions. We define these terms as follows. Please see page 17 of our annual report for more about how we define and use non-GAAP measures.

Operating leverage

The bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The bank calculates its return on equity using average common shareholders’ equity.

Economic equity and return on economic equity

For internal reporting purposes, the bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. The economic equity methodology, models and assumptions are updated annually and applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Regulatory capital ratios

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1 and Total Capital ratios, have standardized meanings as defined by OSFI.

LOANS TO DIRECTORS AND OFFICERS

The table below shows the aggregate indebtedness outstanding at January 8, 2015 of current and former directors, executive officers and employees in the main countries where we operate (including our subsidiaries). The amounts exclude routine indebtedness as described in note 2, below.

Purpose	To the bank or a subsidiary of the bank	To another entity
Share purchases	–	–
Other	$526,746,685	–

80	Scotiabank

EXECUTIVE COMPENSATION

The following table shows the outstanding amounts that directors and executive officers borrowed from us or our subsidiaries to buy bank securities and for other purposes, including amounts borrowed by their respective associates, but do not include routine indebtedness.

Name and principal position	Involvement of issuer	Largest amount outstanding during the financial year ended October 31, 2014	Amount outstanding as at January 8, 2015	Financially assisted securities purchases during the financial year ended October 31, 2014
Securities purchase program	–	–	–	–
Other programs
Group Head/Executive Vice President
Wendy Hannam	lender	$1,608,890	$1,003,011	–
Troy Wright	lender	$1,657,024	$1,569,982	–

1.	Loans and other extensions of credit to executive officers and directors are made on market terms that are no more favourable than those offered to the general public, in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the U.S. Securities Exchange Act of 1934, as amended.
2.	Routine indebtedness includes:
•	loans to any director or nominated director, executive officer, together with his or her associates, made on terms no more favourable than loans to employees generally, where the amount remaining unpaid has not exceeded $50,000 at any time in the last completed financial year
•	loans to full-time employees, fully secured against their residence and not exceeding their annual salary
•	loans to those other than full-time employees, made on substantially the same terms available to other customers with comparable credit (including terms for interest rates and security rates), and involving no more than the usual risk of collectability
•	loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements according to the usual commercial practice.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We have purchased a liability insurance policy for our directors and officers (Side A), which expires on June 1, 2015. The policy covers each of them individually if there are situations where we are not able or permitted to indemnify them. The policy has a $200,000,000 limit and a nil deductible, and we pay an annual premium of $919,550 for this coverage.

DIRECTORS’ APPROVAL

The board has approved the contents of this circular and authorized us to send it to you.

Deborah M. Alexander

Executive Vice President, General Counsel and Secretary

Toronto, Ontario, Canada

February 5, 2015

Management proxy circular	81

Appendix A – Shareholder proposals

The following two shareholder proposals and accompanying statements were submitted by one shareholder. They propose to raise these matters for consideration at the meeting. Both proposals and supporting statements have been printed as submitted.

Proposals No. 1 and 2 were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke St. West, Montréal, Québec, H2X 1X3. The proposals were submitted in French and translated into English by Scotiabank.

The board recommends you vote against each proposal for the reasons set out after each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote against each of these proposals.

PROPOSAL NO. 1

Stock Options

It is proposed that the board of directors abolish, over a period of five years, stock options as a means of compensation and replace them with a form of compensation focused on the institution’s long-term performance.

From the outset, let us mention that in the middle of the last century, the academic literature referred to executive compensation mainly as a salary and approached incentive compensation very carefully.

“In mid-twentieth-century business articles and textbooks, one finds references to executive ‘salaries’; mention of incentives (in cash, stock, or options) is an exception. As a management professor stated in 1951, “It is usually unwise to have a large proportion of executive pay consist of incentives.”1.”

Variable compensation developed from the 1980’s onwards, and stock options or any other stock-based compensation played an increasingly important role among the tools used to set executive compensation. In a generally booming stock market, such form of compensation surely contributed to a constant increase. Moreover, as described by Professor Yvan Allaire in the document entitled Pay for Value: Cutting the Gordian Knot of Executive Compensation:

“They [the stock options] tend to reward ‘luck’ as much as performance; a booming stock market lifts all boats; unless the exercise prices of stock options are indexed to some stock market index (a rare practice that raises some thorny issues), ‘lucky’ executives who happen to live through one of these recurring phases of stock market exuberance will become very rich; those who happen to spend a good deal of their career when stock markets are in doldrums will not be so lucky2.”

Finally, one can certainly question the need to give such weight to variable compensation, as it promotes excessive risk-taking and was pushed forward by many as one of the factors explaining the most recent financial crisis:

“Risk-taking incentives provided by incentive compensation arrangements in the financial industry were a contribution factor to the financial crisis that began in 20073”.

Since, as NEI Investments wrote, “[s]tock options are complex, susceptible to manipulation and have the effect of excessively rewarding executives on the basis of a single and questionable performance metric4”, we propose that stock options be gradually abolished.

The bank’s position

The human resources committee is responsible for ensuring that our compensation programs and practices are aligned with our objectives and the interests of shareholders. Along with annual incentives and performance share units, stock options contribute to a balance of short-, mid- and long-term incentives in our overall compensation mix. Shareholders ultimately benefit from a balanced compensation package that will attract and retain the right talent for the long term.

Our senior executives make strategic decisions that affect the long-term success of the bank. We therefore feel it is important that a portion of their compensation is tied to a vehicle that ensures management focus is aligned with our shareholders’ interests, and with the time horizon of risks, consistent with the Financial Stability Board principles. Options are one of the mechanisms that create this alignment.

[1]	LORSCH, J. and R. KHURANA. 2010. The Pay Problem. May-June 2010. Harvard Magazine.
http://harvardmagazine.com/2010/05/the-pay-problem
[2]	ALLAIRE, Y. Pay for Value: Cutting the Gordian Knot of Executive Compensation, IGOPP, p. 41
[3]	Board of Governors of the Federal Reserve System. Incentive Compensation Practices: A report on the Horizontal Review of Practices at Large Banking Institutions. October 2011. p. 1.
http://www.federalreserve.gov/plublications/other-reports/files/incentive-compensation-practices-report-201110.pdf
[4]	Crisis, What Crisis? — Executive Compensation in the 21st Century, NEI Investments https://www.neiinvestments.com/Documents/Research/Exec_Comp_English_Final.pdf

82	Scotiabank

We have steadily reduced our use of stock options over the past several years in favour of performance share units. Most recently with the December 2014 grants, we reduced the use of stock options at all senior executive levels, including the President and CEO, and eliminated them altogether at the vice president level. Stock options now make up 20% or less of the total compensation for group heads and above, approximately 15% for executive vice presidents and 10% for senior vice presidents.

At this small proportion of the total compensation mix, the concern that stock options promote or reward excessive risk-taking or manipulative behavior is largely negated. To further reinforce the longer term role of stock options within our compensation mix, the vesting schedule for our options was extended this year. Stock options now vest 50% after the 3rd year and 50% after the 4th year following grant. This change further strengthens the alignment with shareholder interests over the long term.

In addition, our expected burn rate for 2015 will be further reduced from 2014 and significantly below the level that would trigger concern with shareholder advisory groups.

For these reasons, the bank recommends voting against this proposal.

PROPOSAL NO. 2

Executive Pension Plans

It is proposed that the bank’s new executives be subject to the same pension plan as all employees and that such plan be based solely on salary.

According to the 2014 proxy circular, pension plans provided to the bank’s executives are defined benefit pension plans and individual retirement agreements were entered into to provide non-registered, unfunded supplemental pensions to executives at the level of Group Head and Executive Vice President or above, including certain named executive officers. Under these agreements, the pension accrual is calculated substantially as under the SPP, except that a portion of incentive compensation is included. Pursuant to such agreements, Mr. Waugh and Mr. Porter may receive, each year until the age of 65, an annual pension of $2 million and $1.45 million, respectively, which very few Canadians will ever receive.

Due to the current approach to compensation, executives receive, before as well as after their retirement, a compensation that can hardly be justified. We have been deploring for several years the use of stock options that tend to reward not only performance but also “luck”, and encourage excessive risk-taking. We also deplore the calculation method that includes annual bonuses which increase inequity between executives and employees. As the saying goes: You can’t have your cake and eat it too.

In order to promote equity, it is proposed that the bank submit a policy on its executive pension plan so that, over a period of five years, the situation is rectified and all employees are subject to the same pension plan.

The bank’s position

The bank believes its current pension arrangements are appropriate. Most Canadian employees participate in the Scotiabank Pension Plan (SPP), which is a defined benefit pension plan. Members of the executive management team who participate in a supplemental pension plan also participate in the SPP on the same basis as all other Canadian participants. All eligible employees are enrolled in the SPP after one year of service, unless they specifically elect not to join. All pension benefits under the SPP are based on salary only. As annual pension benefits under the SPP are capped by the Income Tax Act (Canada), to attract and retain high caliber executives, eligible executives at the vice president level and above (up to the President and CEO), participate in the Scotiabank Executive Pension Plan (SEPP). The SEPP is a non-registered, unfunded supplemental pension plan to the SPP. Employee pension benefits under the SEPP are based on salary and a percentage of incentive compensation, but are also limited by dollar caps as set out in the SEPP provisions. These caps were put in place to limit pensionable earnings. The table on page 76 of the circular shows the projected annual pension benefits to be received by each named executive officer at age 65. These projected amounts are comparable to, or less than, each named executive officer’s current salary except for Mr. Porter. Mr. Porter’s projected annual pension benefit amount in the table is comparable to 2013 CEO salary levels at Canadian bank comparators including Scotiabank’s previous CEO. Mr. Porter’s pension cap is also significantly lower (25%) than our previous President and CEO. In addition, SEPP benefits are only payable to executives who meet the retirement eligibility requirements, and are otherwise forfeited. This benefit is an important long-term retention mechanism for the bank.

For these reasons, the bank recommends voting against this proposal.

Management proxy circular	83

Discussion on withdrawn proposals

Mr. Andrew Palicz submitted the following proposal. After discussions with the bank, Mr. Palicz agreed to withdraw his proposal but asked that the text of the proposal and supporting statement be included in the circular.

“Untranslated Webcasts of Scotiabank’s Annual General Meetings. Resolved, that untranslated bilingual versions of the webcasts of Annual General Meetings of Scotiabank be included on Scotiabank’s website alongside the French only and English only versions that are already therein provided.

Shareholder Statement: French only and English only webcasts of Scotiabank’s Annual General Meeting are already to be found in the French and English Investor Relations sections, respectively, of Scotiabank’s website. Many Scotiabank shareholders, though, are able to understand both French and English. Such shareholders may wish to avoid the occasionally inevitable semantic lacunae, as well as the loss of nuance, that do in fact result from even very high quality simultaneous translation. Those shareholders who value semantic precision may therefore prefer, when able, to hear the thoughts and ideas of another person in that person’s own voice and language. The implementation of this proposal would allow those shareholders who are unable to attend Scotiabank’s Annual Meeting in person to easily do so.”

Mr. Palicz submitted one additional proposal regarding shareholder approval of an annual charitable donations budget. Following discussions with the bank and on the basis of a mutual understanding of the bank’s efforts in this area, Mr. Palicz agreed to withdraw this shareholder proposal.

Three additional proposals were submitted by MÉDAC regarding (1) the use of an equity ratio as a benchmark in the executive compensation process; (2) director expertise in corporate social responsibility; and (3) business practices related to credit cards and corporate social responsibility. Following discussions with the Bank and on the basis of a mutual understanding of the bank’s efforts in these areas, MÉDAC agreed to withdraw these shareholder proposals, but asked that the text of the first proposal above and its supporting statement, be included in the circular but not voted on:

“Report on Compensation

It is proposed that the bank implement an executive compensation policy that provides for the use, each year, of the equity ratio as a compensation benchmark in order to assure shareholders that its executive compensation strategy is fair and equitable.

After analyzing management proxy circulars, we came to the conclusion that the process of determining executive compensation depends highly on horizontal benchmarking with peers in so-called “similar” businesses. Such process leads to a continuous compensation escalation because it leads to an increase each time a business grants compensation higher than its group median. Several observers of sound governance practices denounced the almost exclusive use of such process. This creates a growing discrepancy between the most senior officer’s compensation and the average compensation of an employee, leading to injustice within the company and malfunction of the economy, as fewer workers have the purchasing power to buy what is produced by the economy – which is one of the factors explaining the recent financial crisis.

As Yvan Allaire wrote:

[Translation] “Previously, compensation systems were conceived in a spirit of internal equity and not on the basis of a supposedly ‘talent’ market. We must reintroduce forms of compensation that foster and protect solidarity, mutual trust and a feeling of equity in and about the company, give the members of the organization the sense of ‘being all on the same boat’ and encourage them to share a long-term vision for the company1.”

Being aware of the concerns raised by such process, the six major Canadian banks retained Meridian, a compensation consulting firm, to analyze this matter and make recommendations. While it considers horizontal benchmarking relevant, this firm suggested the following:

“While vertical benchmarking is unlikely to be sufficient as a primary basis for setting executive compensation, it can provide important context for a Committee, particularly in assessing trends in pay disparity2.”

Taking into consideration the benefits of comparing the executive compensation with the compensation of other employees of the bank, we propose that the bank’s policy provides for the systematic use of the equity ratio, i.e. the ratio between the chief executive officer’s compensation and the median income of the bank’s employees.”

[1]	http://www.lesaffaires.com/blogues/yvan-allaire/le-noeud-gordien-de-la-remuneration-des-dirigeants/544879 [available in French only]
[2]	http://www.td.com/document/PDF/corporateresponsibility/Canadian-Banks-Horizontal-Benchmarking.pdf

84	Scotiabank

HOW TO CONTACT US

INVESTORS	Investor Relations, Finance Department Scotiabank Scotia Plaza 44 King Street West Toronto, Ontario, Canada M5H 1H1 Tel.: (416) 775-0798 Fax: (416) 866-7867 Email: investor.relations@scotiabank.com
CUSTOMERS

Contact your branch manager first.

If your matter isn’t resolved, contact:

Office of the President – Customer Concerns

Scotiabank

Scotia Plaza

44 King Street West

Toronto, Ontario, Canada M5H 1H1

Tel: (416) 933-1700 or toll free 1 (877) 700-0043

Email: mail.president@scotiabank.com

SHAREHOLDERS changes in share registration address changes dividend information lost share certificates estate transfers duplicate mailings	Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario, Canada M5J 2Y1 Tel.: 1 (877) 982-8767 Fax: 1 (888) 453-0330 Email: service@computershare.com	Co-Transfer Agent (U.S.A.) Computershare Trust Company N.A. 250 Royall Street Canton, MA 02021, U.S.A. Tel.: 1 (800) 962-4284
INDEPENDENT DIRECTORS	Chairman of the Board Scotiabank Scotia Plaza 44 King Street West Toronto, Ontario, Canada M5H 1H1
EXECUTIVE COMPENSATION MATTERS	Chair, Human Resources Committee Scotiabank Scotia Plaza 44 King Street West Toronto, Ontario, Canada M5H 1H1 executive.compensation@scotiabank.com

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (www.scotiabank.com).

If you are a shareholder and want to receive our quarterly financial statements and MD&A in 2015, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

Some households may receive multiple copies of our annual report because multiple registered shareholders live at the same address. If you are a registered shareholder, you can tell us not to send the annual report (containing the annual financial statements and MD&A) by marking the waiver box at the bottom of your proxy form.

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